Exhibit 99.1

Manitoba Budget 2026

Indigenous Land Acknowledgement

We acknowledge that Manitoba is located on the Treaty Territories and ancestral lands of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk Nations.

We acknowledge that Manitoba is located on the National Homeland of the Red River Métis.

We acknowledge that northern Manitoba includes lands that were and are the ancestral lands of Inuit.

This document is available on the internet at: Manitoba.ca/Budget2026

Information available at this site includes:

•	Manitoba Budget 2026 Speech

•	Budget 2026

•	Estimates of Expenditure for the Fiscal Year Ending March 31, 2027

•	Budget in Brief

Available in alternate formats upon request.

Le présent document se trouve sur Internet à l’adresse suivante : manitoba.ca/budgetde2026

Vous trouverez sur ce site les renseignements suivants:

•	Discours du Budget 2026 du Manitoba

•	Budget 2026 (en anglais seulement)

•	Budget des dépenses pour l’exercice se terminant le 31 mars 2027

•	Budget en bref

ISSN 1913-2492

Manitoba Budget 2026

Summary Budget and Financial Updates

Introduction	6

Summary Budget 2026/27	8

2025/26 Forecast	10

Summary Revenue	12

Summary Expenses	13

Financial Updates	15

Special Accounts	17

Entities Included in the Summary Budget	18

Appendix 1	20

Appendix 2	22

Good Jobs. Lower Costs. Better Health Care.

Introduction	25

Budget 2026 Highlights	27

Rebuilding Health Care	29

Lowering Costs for Manitobans	40

Growing Our Economy	46

Healthier Families and Safer Communities	59

A Government that Works for You	74

Building Capital Investments

Strategic Infrastructure Investments	80

Economic Review and Outlook

Economic Review and Outlook	86

Appendix	99

Budget 2026 | 3

Fiscal Outlook and Fiscal Indicators

Fiscal Outlook	102

Fiscal Indicators	104

Credit Ratings	108

Borrowing and Debt Management Strategy

Borrowing and Debt Management Strategy	112

Federal-Provincial Fiscal Arrangements

Federal-Provincial Fiscal Arrangements	120

Manitoba’s Poverty Reduction Strategy

Manitoba’s Poverty Reduction Strategy	126

Tax Measures

Fiscal Summary of Measures	144

Interprovincial Comparison of 2026 Tax Rates	147

4 | Budget 2026

Summary Budget and Financial Updates

Introduction

The Summary Budget includes an overview of the financial plan for the Manitoba government. The government reporting entity includes the services of the government generally associated with the Legislative Assembly (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) such as Manitoba Hydro and Manitoba Public Insurance, and other reporting entities such as health authorities, post-secondary institutions and school divisions. In the Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high-level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

SUMMARY BUDGET

For the Fiscal Year Ending March 31
	2026/27 Budget	2025/26 Forecast*	2025/26 Budget
	(Millions of Dollars)

Revenue	26,820	24,459	25,065

Expenses	27,318	26,125	25,859

Operating Surplus (Deficit)	(498)	(1,666)	(794)

Summary Net Debt	39,714	38,057	36,500

Net Debt to GDP	38.2%	37.9%	36.9%

Notes: The 2025/26 forecast and budget have been restated to be consistent with the 2026/27 budget presentation.

* This report also includes the updated 2025/26 forecast and serves as the third quarter report.

6 | Budget 2026 – Summary Budget and Financial Updates

 SUMMARY BUDGET DETAIL

 For the Fiscal Year Ending March 31

	2026/27 Budget	2025/26 Forecast*	2025/26 Budget
	(Millions of Dollars)

Revenue

Income Taxes	6,333	5,975	6,034

Retail Sales Tax	3,037	2,949	2,932

Education Property Taxes	1,082	1,022	946

Other Taxes	1,394	1,392	1,299

Tuition Fees	496	492	503

Fees and Other Revenue	2,657	2,427	2,353

Federal Transfers	9,657	8,641	8,930

Net Income of Government Business Enterprises	941	255	1,006

Recovery from Government Business Enterprises and Other Investment Earnings	1,323	1,306	1,262

Revenue Contingency	(100)	-	(200)

Total Revenue	26,820	24,459	25,065

Expenses

Legislative Assembly	71	66	66

Executive Council	4	4	4

Advanced Education and Training	2,098	2,028	2,032

Agriculture	540	416	550

Business, Mining, Trade and Job Creation	181	165	183

Education and Early Childhood Learning	4,410	4,179	4,148

Environment and Climate Change	223	203	210

Families	2,201	2,143	2,144

Finance	91	93	87

Health, Seniors and Long-Term Care	10,590	9,774	9,597

Housing, Addictions and Homelessness	881	887	881

Innovation and New Technology	135	200	199

Justice	965	940	925

Labour and Immigration	41	39	40

Municipal and Northern Relations	819	716	770

Natural Resources and Indigenous Futures	156	145	149

Public Service Commission	33	32	32

Public Service Delivery	259	263	243

Sport, Culture, Heritage and Tourism	108	106	107

Transportation and Infrastructure	608	601	592

Enabling Appropriations	271	264	307

Emergency Expenditures	50	383	50

Tax Credits**	201	185	206

Debt Servicing	2,382	2,293	2,337

Total Expenses	27,318	26,125	25,859

Operating Surplus (Deficit)	(498)	(1,666)	(794)

Notes: The 2025/26 forecast and budget have been restated to be consistent with the 2026/27 budget presentation.

* Represents the forecast as of third quarter.

** Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and School Tax Rebate are recorded as revenue offsets.

Budget 2026 – Summary Budget and Financial Updates | 7

Summary Budget 2026/27

Revenue

Budget 2026 includes a projected revenue increase of $1.8 billion, or 7.0 per cent from Budget 2025.

Income tax revenues are projected to increase by $299 million, or 5.0 per cent from Budget 2025, with a $113 million or 2.3 per cent increase in individual income tax revenue and a $186 million or 17.4 per cent increase in corporation income tax revenue. The rise in individual income tax revenue is driven by projected increases in 2026 and 2027 taxable income. Corporation income tax revenue growth is attributed to projected increases in 2026 and 2027 business income.

Retail sales tax revenue is projected to increase by $105 million, or 3.6 per cent from Budget 2025, reflecting higher household and business spending partially offset by the impact of removing the PST from additional food sold at grocery stores and prenatal vitamins.

Other taxes are projected to increase overall by $95 million, or 7.3 per cent from Budget 2025, mainly due to higher mining tax revenue as well as higher payroll tax revenue.

Fees and other revenues are projected to increase by $304 million, or 12.9 per cent from Budget 2025 reflecting increased use.

Federal transfers are projected to increase by $727 million, or 8.1 per cent from Budget 2025, mainly reflecting an increase in Equalization, Canada Health Transfer and federal government recoveries related to 2025 wildfires.

Net income of government business enterprises is projected to decrease by $65 million, or (6.5) per cent from Budget 2025, mainly reflecting a reduction in net income projected by Manitoba Hydro.

Recovery from government business enterprises and other investment earnings are projected to increase by $61 million, or 4.8 per cent from Budget 2025.

Expenses

Expenses in 2026/27 are projected to increase by $1.5 billion, or 5.6 per cent from Budget 2025.

Health, Seniors and Long-Term Care is projected to increase by almost $1 billion, or 10.3 per cent from Budget 2025, reflecting ongoing investments in patient-focused health care, such as staffing up the frontline workforce through strong and effective recruitment and retention efforts, adding more beds to reduce emergency room wait times and strengthening patient and staff safety in hospitals. In addition, new drug coverage programs and overall increases in funding for diabetes medication, hormone replacement therapies, cancer treatments and HIV drugs are continuing to improve care for Manitobans.

Education and Early Childhood Learning is projected to increase by $262 million, or 6.3 per cent from Budget 2025, primarily due to a 3.5 per cent increase in school funding to manage enrolment changes and support teacher salary harmonization and ensure students have the resources they need to succeed, along with continued investments in the child-care workforce.

Advanced Education and Training is projected to increase by $66 million, or 3.2 per cent from Budget 2025, mainly due to increased operational costs and inflationary pressures for post-secondary institutions including expansions in health, nursing and Indigenous language programs, increased volume for the Manitoba student loan program, as well as additional supports for the Adult Learning Centres and Adult Literacy Programs.

8 | Budget 2026 – Summary Budget and Financial Updates

Families is projected to increase by $57 million, or 2.7 per cent from Budget 2025, largely due to price and volume increases in Employment, Income and Health Supports, Community Living disABILITY Services, as well as Rent Assist including Non-EIA Rent Assist financial assistance programs.

Municipal and Northern Relations is projected to increase by $49 million, or 6.4 per cent, primarily due to increased grants to municipalities under the Canadian Housing Infrastructure Fund bilateral agreement to support the construction and upgrade of water, wastewater, stormwater and solid waste infrastructure with the aim of accelerating the creation of new homes and increasing densification within municipalities.

Justice is projected to increase by $40 million, or 4.3 per cent, largely due to the annual increase to support policing and public safety, enhanced investments in law enforcement to target retail crime and impacts of settled collective agreements.

Budget 2026 – Summary Budget and Financial Updates | 9

2025/26 Forecast

Revenue

Overall, revenue is forecast to be $606 million lower than budget for 2025/26. Most of the decrease is comprised of a $751 million decrease in net income of government business enterprises and a $289 million decrease in federal transfers offset by higher taxation revenue of $127 million and the utilization of the $200 million revenue contingency.

Individual income tax revenue forecast is $161 million lower than budget, reflecting a revised outlook for labour income growth. Corporation income tax revenue is $102 million higher than budget due to stronger projected business income growth compared to assumptions used in Budget 2025.

Other taxes is forecast to increase $93 million over budget, reflecting stronger than expected mining tax revenue and payroll taxes, as well as higher fuel taxes due to increased consumption.

Fees and other revenue is forecast to increase $74 million over budget, primarily due to an increase in revenue from the health sector related to an increase in Pharmacare rebates resulting from higher volume of drug claims and higher costs of drugs as well as an increase in out-of-province and third-party hospital and medical recoveries as a result of higher travel volume.

Federal transfers are forecast to decrease $289 million compared to Budget 2025, primarily related to a decrease in revenue related to the Early Learning and Child Care and the Investing in Canada Infrastructure Program bilateral agreements and a decrease in revenue under the National Pharmacare Agreement as a result of revisions to the scope of pharmaceutical products agreed to and negotiated under the final agreement.

Net income of government business enterprises is forecast to decrease by $751 million, primarily due to Manitoba Hydro’s forecasted net loss. Based on current water conditions, Manitoba Hydro is now forecasting a net loss of $502 million, which is a $722 million decrease from the net income of $220 million included in Budget 2025.

While final year-end financial results are still subject to significant variability, the $200 million contingency has been utilized in response to the forecast from Manitoba Hydro.

Expenses

Expenses in 2025/26 are forecast at $266 million over budget.

Due to the worst wildfire season on record in the last 30 years, Emergency Expenditures is forecast to be over budget by $333 million.

Health, Seniors and Long-Term Care is forecast to be $177 million or 1.8 per cent over budget, primarily for fee-for-service physician remuneration and price and volume increases in Pharmacare costs.

Education and Early Childhood Learning is forecast to be $31 million or 0.7 per cent higher than budget, largely due to higher teacher salaries and school operating costs offset by reduced expenses for various programs under the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement. The reduction in expenses is offset by a reduction in federal revenue.

Agriculture is forecast to be $134 million under budget, primarily driven by a reduction in forecasted AgriInsurance claim volumes and indemnity payments mainly due to favourable growing conditions in most

10 | Budget 2026 – Summary Budget and Financial Updates

parts of the province and due to a reduction in forecast hail indemnities and claim volumes compared to budget.

Municipal and Northern Relations is forecast to be $54 million under budget, primarily due to Investing in Canada Infrastructure Program projects that are delayed due to supply chain issues and labour shortages. This is fully offset by a decrease in federal revenue.

Debt servicing costs is forecast to be $44 million under budget, primarily due to lower interest rates.

Budget 2026 – Summary Budget and Financial Updates | 11

Summary Revenue

For the Fiscal Year Ending March 31

	2026/27 Budget	2025/26 Forecast*	2025/26 Budget
	(Millions of Dollars)

Income Taxes

Individual Income Tax	5,075	4,801	4,962

Corporation Income Tax	1,258	1,174	1,072

Subtotal: Income Taxes	6,333	5,975	6,034

Retail Sales Tax	3,037	2,949	2,932

Education Property Taxes	1,082	1,022	946

Other Taxes

Corporations Taxes	307	311	274

Fuel Taxes	320	316	297

Land Transfer Tax	165	157	150

Levy for Health and Education	474	480	462

Tobacco Tax	88	94	98

Other Taxes	40	34	18

Subtotal: Other Taxes	1,394	1,392	1,299

Tuition Fees	496	492	503

Fees and Other Revenue

Fines and Costs and Other Legal	69	76	63

Minerals and Petroleum	26	20	25

Automobile and Motor Carrier Licences and Fees	190	188	180

Parks: Forestry and Other Conservation	57	44	45

Water Power Rentals	62	38	62

Service Fees and Other Miscellaneous Charges	2,253	2,061	1,978

Subtotal: Fees and Other Revenue	2,657	2,427	2,353

Federal Transfers

Equalization	5,044	4,689	4,689

Canada Health Transfer (CHT)	2,086	1,981	1,974

Canada Social Transfer (CST)	652	631	629

Shared Cost and Other Transfers	1,875	1,340	1,638

Subtotal: Federal Transfers	9,657	8,641	8,930

Net Income of Government

Business Enterprises (GBEs)

Manitoba Liquor and Lotteries Corporation	733	725	737

Deposit Guarantee Corporation of Manitoba	44	44	40

Manitoba Hydro-Electric Board	140	(502)	220

Manitoba Public Insurance Corporation	24	(12)	9

Subtotal: Net Income of GBEs	941	255	1,006

Recovery from Government Business Enterprises and Other Investment Earnings	1,323	1,306	1,262

Revenue Contingency	(100)	-	(200)

Total Revenue	26,820	24,459	25,065

Notes: The 2025/26 forecast and budget have been restated to be consistent with the 2026/27 budget presentation.

*Represents the forecast as of third quarter.

12 | Budget 2026 – Summary Budget and Financial Updates

Summary Expenses

For the Fiscal Year Ending March 31

	2026/27 Budget	2025/26 Forecast*	2025/26 Budget
	(Millions of Dollars)

Expenses

Legislative Assembly	71	66	66

Executive Council	4	4	4

Advanced Education and Training	2,098	2,028	2,032

Agriculture	540	416	550

Business, Mining, Trade and Job Creation	181	165	183

Education and Early Childhood Learning	4,410	4,179	4,148

Environment and Climate Change	223	203	210

Families	2,201	2,143	2,144

Finance	91	93	87

Health, Seniors and Long-Term Care	10,590	9,774	9,597

Housing, Addictions and Homelessness	881	887	881

Innovation and New Technology	135	200	199

Justice	965	940	925

Labour and Immigration	41	39	40

Municipal and Northern Relations	819	716	770

Natural Resources and Indigenous Futures	156	145	149

Public Service Commission	33	32	32

Public Service Delivery	259	263	243

Sport, Culture, Heritage and Tourism	108	106	107

Transportation and Infrastructure	608	601	592

Enabling Appropriations	271	264	307

Emergency Expenditures	50	383	50

Tax Credits**	201	185	206

Debt Servicing	2,382	2,293	2,337

Total Expenses	27,318	26,125	25,859

Notes: The 2025/26 forecast and budget have been restated to be consistent with the 2026/27 budget presentation.

*Represents the forecast as of third quarter.

** Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and School Tax Rebate are recorded as revenue offsets.

Budget 2026 – Summary Budget and Financial Updates | 13

14 | Budget 2026 – Summary Budget and Financial Updates

Financial Updates

Summary Net Debt

Summary net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the government reporting entity’s total liabilities less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2026, the net debt-to-GDP ratio is forecast to be 38.2 per cent. This represents an increase from the 36.9 per cent projection in Budget 2025.

 SUMMARY NET DEBT

For the Fiscal Year Ending March 31
	2026/27 Budget	2025/26 Forecast
	(Millions of Dollars)

Summary Net Debt, beginning of year	38,057	35,261

Net Investment in Tangible Capital Assets	1,159	1,130

Plus: Operating (Surplus) Deficit for the Year	498	1,666

Change in Net Debt	1,657	2,796

Summary Net Debt, end of year	39,714	38,057

Budget 2026 – Summary Budget and Financial Updates | 15

Capital Investment

Capital investment is a priority across government. An investment made to construct or enhance capital assets, like roads, schools and health-care facilities, is a benefit to Manitobans for the provision of services needed into the future. Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed or developed and held for use, not for resale. Net book value of tangible capital assets is projected to be $19.5 billion as at March 31, 2027.

 TANGIBLE CAPITAL ASSETS – NET BOOK VALUE

Projection as at March 31
	2026/27 Budget	2025/26 Forecast
	(Millions of Dollars)

Cost of Assets, beginning of year	33,883	31,806

Additions	2,175	2,077

Cost of Assets, end of year	36,058	33,883

Accumulated Amortization, beginning of year	15,547	14,600

Amortization	1,016	947

Accumulated Amortization, end of year	16,563	15,547

Net Book Value	19,495	18,336

Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $4.2 billion in 2026/27, of which $1.4 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $2.8 billion, which includes requirements for general government purposes and capital investments across government. To date, approximately $2.4 billion of funding for 2026/27 has been pre-borrowed.

Manitoba will also pre-fund approximately $0.4 billion of borrowing requirements for fiscal 2027/28. This will reduce the amount that needs to be borrowed next fiscal year.

More details on borrowings are provided in the Borrowing and Debt Management Strategy section of Budget 2026.

16 | Budget 2026 – Summary Budget and Financial Updates

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Assets Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value.

Market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $6.5 billion by the end of the 2026/27 fiscal year.

 PENSION ASSETS FUND

Projection as at March 31
	2026/27 Budget	2025/26 Forecast
	(Millions of Dollars)

Balance, beginning of year	6,311	6,151

Contributions and Revenue

Net Investment Earnings	395	371

Departments and Crown Corporations	278	269

	673	640

Transfers

Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(489)	(480)

Balance, end of year	6,495	6,311

Fiscal Stabilization Account

The Fiscal Stabilization Account, also known as the rainy day fund, currently has a balance of $585 million. Any draws or deposits for 2026/27 are announced closer to year end.

Budget 2026 – Summary Budget and Financial Updates | 17

Entities Included in

the Summary Budget

Legislative Assembly

Executive Council

Advanced Education and Training

Assiniboine College

Brandon University

Manitoba Institute of Trades and Technology

Red River College Polytechnic

The University of Winnipeg

Université de Saint-Boniface

University College of the North

University of Manitoba

Agriculture

Manitoba Agricultural Services Corporation

Business, Mining, Trade and Job Creation

Manitoba Development Corporation

Rural Manitoba Economic Development Corporation

Winnipeg Economic Development & Tourism*

Education and Early Childhood Learning

Public School Divisions

Environment and Climate Change

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management Corporation

Quarry Rehabilitation Reserve Fund

Families

General Child and Family Services Authority

Finance

Insurance Council of Manitoba

Manitoba Financial Services Agency

Pension Assets Fund

Health, Seniors and Long-Term Care

CancerCare Manitoba

Not-for-Profit Personal Care Homes and Community Health Agencies

Regional Health Authorities (including controlled organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health

St.Amant Inc.

Housing, Addictions and Homelessness

The Manitoba Housing and Renewal Corporation

Innovation and New Technology

Manitoba Education, Research and Learning Information Networks

Research Manitoba

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Law Reform Commission

18 | Budget 2026 – Summary Budget and Financial Updates

Labour and Immigration

Municipal and Northern Relations

The Manitoba Water Services Board

North Portage Development Corporation**

Natural Resources and Indigenous Futures

Communities Economic Development Fund

Public Service Commission

Public Service Delivery

Entrepreneurship Manitoba

Materials Distribution Agency

The Public Guardian and Trustee of Manitoba

Sport, Culture, Heritage and Tourism

Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Centennial Centre Corporation

Manitoba Combative Sports Commission

Manitoba Film and Music Corporation

Sport Manitoba Inc.

Travel Manitoba

Transportation and Infrastructure

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special Accounts, not attached to a department

Fiscal Stabilization Account (Rainy Day Fund)

Notes:

* Winnipeg Economic Development & Tourism is a government partnership

** North Portage Development Corporation is a government-business partnership

Budget 2026 – Summary Budget and Financial Updates | 19

Appendix 1

MANITOBA SUMMARY FINANCIAL STATISTICS

	2026/27 Budget	2025/26 Forecast	2024/25 Actual	2023/24 Actual	2022/23 Actual	2021/22 Actual
SUMMARY FINANCIAL STATEMENTS	(Millions of Dollars)

Revenue

Income Taxes	6,333	5,975	5,558	5,369	5,794	5,245

Other Taxes	5,513	5,363	4,901	4,716	4,785	4,485

Fees and Other Revenue	3,153	2,919	3,628	2,690	2,512	2,479

Federal Transfers	9,657	8,641	8,105	7,160	6,470	6,263

Net Income of Government Business Enterprises	941	255	687	464	1,507	321

Recovery from Government Business Enterprises and Other Investment Earnings	1,323	1,306	1,465	1,393	1,190	1,151

Revenue Contingency	(100)	-	-	-	-	-

Total Revenue	26,820	24,459	24,344	21,792	22,258	19,944

Expenses

Expenses (excluding Debt Servicing)	24,936	23,832	23,177	21,607	19,922	18,890

Debt Servicing	2,382	2,293	2,316	2,156	1,963	1,804

Total Expenses	27,318	26,125	25,493	23,763	21,885	20,694

Operating Surplus (Deficit)	(498)	(1,666)	(1,149)	(1,971)	373	(750)

Tangible Capital Assets

Acquisition of tangible capital assets	(2,175)	(2,077)	(1,961)	(1,939)	(1,371)	(1,071)

Amortization of tangible capital assets	1,016	947	904	866	842	819

Disposal of tangible capital assets	-	-	33	57	85	47

Subtotal	(1,159)	(1,130)	(1,024)	(1,016)	(444)	(205)

Other Non-Financial Assets

Decrease (Increase) in inventories	-	-	54	102	60	(151)

Decrease (Increase) in prepaid expenses	-	-	(14)	(10)	(10)	(5)

Subtotal	-	-	40	92	50	(156)

Other comprehensive income (loss)	-	-	-	-	-	279

Net remeasurement gains (losses) and other comprehensive income	-	-	(812)	759	(940)	-

(Increase) in Net Debt	(1,657)	(2,796)	(2,945)	(2,136)	(961)	(832)

Summary Net Debt, beginning of year	(38,057)	(35,261)	(32,316)	(30,180)	(29,256)	(28,366)

Change in Accounting Policy	-	-	-	-	37	(58)

Summary Net Debt	(39,714)	(38,057)	(35,261)	(32,316)	(30,180)	(29,256)

20 | Budget 2026 – Summary Budget and Financial Updates

MANITOBA SUMMARY FINANCIAL STATISTICS

	2026/27 Budget	2025/26 Forecast	2024/25 Actual	2023/24 Actual	2022/23 Actual	2021/22 Actual
Annual Change	(Percentage Change)

Income Taxes	6.0	7.5	3.5	(7.3)	10.5	24.9

Other Taxes	2.8	9.4	3.9	(1.4)	6.7	1.3

Fees and Other Revenue	8.0	(19.5)	34.9	7.1	1.3	8.2

Federal Transfers	11.8	6.6	13.2	10.7	3.3	6.2

Total Revenue	9.7	0.5	11.7	(2.1)	11.6	7.2

Debt Servicing	3.9	(1.0)	7.4	9.8	8.8	(1.3)

Total Expenses	4.6	2.5	7.3	8.6	5.8	(0.2)

Summary Net Debt	4.4	7.9	9.1	7.1	3.2	3.1

Per Cent of GDP	(Per cent)

Income Taxes	6.1	6.0	5.8	5.8	6.6	6.6

Other Taxes	5.3	5.3	5.1	5.1	5.4	5.7

Fees and Other Revenue	3.0	2.9	3.8	2.9	2.8	3.1

Federal Transfers	9.3	8.6	8.4	7.7	7.3	7.9

Total Revenue	25.8	24.4	25.3	23.4	25.2	25.2

Debt Servicing	2.3	2.3	2.4	2.3	2.2	2.3

Total Expenses	26.3	26.0	26.5	25.5	24.8	26.1

Summary Net Debt	(38.2)	(37.9)	(36.7)	(34.7)	(34.2)	(36.9)

Per Cent of Revenue

Income Taxes	23.6	24.4	22.8	24.6	26.0	26.3

Other Taxes	20.6	21.9	20.1	21.6	21.5	22.5

Fees and Other Revenue	11.8	11.9	14.9	12.3	11.3	12.4

Federal Transfers	36.0	35.3	33.3	32.9	29.1	31.4

Net Income of Government Business Enterprises	3.5	1.0	2.8	2.1	6.8	1.6

Recovery from Government Business Enterprises and Other Investment Earnings	4.9	5.3	6.0	6.4	5.3	5.8

Debt Servicing	8.9	9.4	9.5	9.9	8.8	9.0

Dollars Per Capita	(Dollars)

Total Revenue	17,712	16,201	16,315	14,996	15,747	14,329

Total Expenses	18,041	17,305	17,085	16,352	15,483	14,867

Debt Servicing	1,573	1,519	1,552	1,484	1,389	1,296

Summary Net Debt	(26,228)	(25,208)	(23,632)	(22,238)	(21,351)	(21,019)

Memorandum Items

Population (000s) *	1,514.2	1,509.7	1,492.1	1,453.2	1,413.5	1,391.9

GDP at Market Prices	103,982	100,355	96,125	93,045	88,262	79,281

Source: Manitoba Finance

* official population July 1

Note: Numbers may not add due to rounding.

Budget 2026 – Summary Budget and Financial Updates | 21

Appendix 2

The following table summarizes the relationship between departments’ Estimates of Expenditure and the effect of the consolidation of the other reporting entities on the summary expenses.

 RECONCILIATION OF ESTIMATES OF EXPENDITURE TO SUMMARY EXPENSES

 For the Fiscal Year Ending March 31, 2027

	Estimates of Expenditure	Expenses of Other Reporting Entities	Consolidation and Other Adjustments	Summary Expenses
	(Millions of Dollars)

Expenses

Legislative Assembly	69	-	2	71

Executive Council	4	-	-	4

Advanced Education and Training	1,015	2,012	(929)	2,098

Agriculture	236	435	(131)	540

Business, Mining, Trade and Job Creation	200	12	(31)	181

Education and Early Childhood Learning	2,738	3,491	(1,819)	4,410

Employee Pensions and Other Costs	40	-	(40)	-

Environment and Climate Change	131	89	3	223

Families	2,281	27	(107)	2,201

Finance	75	11	5	91

Health, Seniors and Long-Term Care	10,006	8,762	(8,178)	10,590

Housing, Addictions and Homelessness	756	394	(269)	881

Innovation and New Technology	132	32	(29)	135

Justice	924	61	(20)	965

Labour and Immigration	40	-	1	41

Municipal and Northern Relations	806	35	(22)	819

Natural Resources and Indigenous Futures	153	2	1	156

Public Service Commission	32	-	1	33

Public Service Delivery	235	69	(45)	259

Sport, Culture, Heritage and Tourism	95	67	(54)	108

Transportation and Infrastructure	550	-	58	608

Enabling Appropriations	271	-	-	271

Emergency Expenditures	50	-	-	50

Tax Credits**	749	-	(548)	201

Debt Servicing	2,118	302	(38)	2,382

Total Expenses	23,706	15,801	(12,189)	27,318

** Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and School Tax Rebate are recorded as revenue offsets.

22 | Budget 2026 – Summary Budget and Financial Updates

Good Jobs. Lower Costs. Better Health Care.

Note on the Format

This budget includes eight parts:

1.	Good Jobs, Lower Costs, Better Health Care provides information on the five key government priority areas for Budget 2026 investments and provides updates on programs and initiatives.

2.	Building Capital Investments provides details on Manitoba’s multi-year capital plan, highlights of strategic infrastructure spending and the medium-term capital strategy for Manitoba.

3.	Economic Review and Outlook provides a current economic review for Manitoba, Canada and internationally, including certain risks to the outlook.

4.

Fiscal Outlook and Fiscal Indicators reports on the medium-term fiscal projections that are informed by the current economic forecast, fiscal indicators that guide fiscal planning and current provincial credit ratings.

5.	Borrowing and Debt Management Strategy presents the government’s borrowing plan and approach to debt management.
6.	Federal-Provincial Fiscal Arrangements highlights the major federal transfers to Manitoba and other fiscal arrangements of intergovernmental significance.

7.

Manitoba’s Poverty Reduction Strategy reports on the progress towards Manitoba’s long-term poverty reduction strategy to reduce poverty and increase social inclusion in the province. The report includes indicators to measure progress.

8.	Tax Measures provides a summary of taxation changes introduced in Budget 2026, contact information to get further details and an interprovincial comparison of 2026 tax rates.

24 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

Introduction

This budget sets Manitoba up for a stronger future with

responsible investments in what matters most, like health care and education, and steps to lower your day-to-day costs.

Through our extensive budget consultations, we heard from over 26,000 Manitobans who want their government to remain focused on improving health care and making life more affordable. This budget responds to those priorities with a responsible plan for the future that helps families today while building a stronger tomorrow for the province we are proud to call home.

Together, Manitobans weathered tough challenges over the last year: wildfires, drought and economic uncertainty from tariffs. But despite these challenges, we continue to create good jobs and grow the economy, with more people working in Manitoba than ever before and wages outpacing inflation.

As deficits grow across the country, we are budgeting responsibly and lowering the deficit we inherited, while we invest in Churchill Plus, the biggest economic opportunity Manitoba has seen in decades. With one of the lowest deficits per capita in Canada and the potential to significantly increase job growth by developing our northern port, we continue to make steady progress on our path to balancing the budget at the end of our first term.

Manitobans understand that rebuilding health care will take years. And that’s what they elected us to do with focus and determination.

The first step was to hire back the health-care staff that were cut under the previous government, and our last two budgets have done just that – as of December 2025, we have added 4,054 net new staff to the front lines to care for patients. This is progress but we are still in a transition period as we work to rebuild the health-care services and infrastructure the previous government dismantled while our population grows and ages.

Budget 2026 has new funding to lower ER wait times by meeting the needs of Manitobans who are struggling with mental health, addictions, homelessness and other complex challenges. This budget also has new funding to build ERs at Victoria Hospital in south Winnipeg and the E.M. Crowe Hospital in Eriksdale in the Interlake and a $22 million investment to rebuild the cardiac centre of excellence at St. Boniface Hospital.

Budget 2026 – Good Jobs. Lower Costs. Better Health Care. | 25

With the best access to a family doctor in the country, thousands of doctors’ appointments added every month through our new minor injury and illness clinics, and expanded hours at primary care clinics, Manitobans are getting their health-care needs met faster. But there is still more to do and that’s why we are investing in better access to health care by building a new menopause clinic, a health-care centre of excellence in downtown Winnipeg, and many more sites across the province.

We are making progress on completing more surgeries than ever before, but we need to go further to reduce wait times for surgeries and tests. Budget 2026 sets an ambitious new target to add 200 more hip and knee surgeries than the previous year, setting us on a good path to reach the national benchmark. This budget also has funding to complete 3,250 additional elective MRI procedures.

When it comes to addressing rising costs, Budget 2026 expands cost-savings for families with an increased $1,700 Homeowners Affordability Tax Credit, more relief for renters sooner, investments to make transit more affordable and ongoing gas tax relief. These measures, combined with some of the lowest energy and car insurance rates in the country, are making a difference, but we know grocery costs are the number one pain point for families.

To help families with the cost of groceries, we froze the price of milk, and now we are taking the PST off all food at the grocery store. And, we are stopping predatory practices in the grocery sector like the use of private data to charge consumers more and driving up prices by freezing out competition.

While we continue to make progress on our path to balance the budget, we won’t stop investing in our kids and their future. Budget 2026 invests $80 million in new funding for schools, a 3.5 per cent increase that is above the rate of inflation for a third year in a row. In last year’s budget, we promised to build 11 new schools. This budget has $118 million to build the first four of those schools in Winnipeg and Brandon.

Manitobans are kind-hearted people who give back to the community and want to see everyone succeed. Budget 2026 lives up to those Manitoba values with free child care for families with the lowest incomes, a $2.5 million investment in adult literacy programming, and 215 more units of social and affordable housing.

This budget also introduces a more progressive tax measure – reducing the Homeowners Affordability Tax Credit for homes valued at over $1 million and removing the tax credit from homes valued at over $1.5 million so together we can help those who need it most.

With a big economic driver like the Churchill Plus project on the horizon, Manitobans are excited about what the future holds for the province we love so much. This budget makes the right investments to create good jobs, lower costs and deliver better health care as we build a stronger future for our province.

26 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

Budget 2026 Highlights

Rebuilding Health Care –

Key Highlights

•	$2.3 million to lower ER waits with 32 alternate level care beds at Siloam Mission

•	$13.6 million for a new mental health zone at the Health Sciences Centre to lower ER waits

•	$4.4 million to reduce strain on ERs with funding for the protective care centre

•	$31.9 million to build a new ER at Victoria Hospital

•	$4.2 million to build a new ER at E.M. Crowe Hospital in Eriksdale

•	$223 million for more doctors

•	$1.8 million to recruit four clinician-researchers

•	$22.1 million to restore the cardiac centre of excellence, Heart Care Manitoba, at St. Boniface Hospital

•	$1.7 million to perform 200 more hip and knee surgeries

•	$1.2 million to perform 3,250 more MRIs

•	$5 million for fresher, healthier food for Seniors

•	New incentives to recruit and retain paramedics

•	$5.2 million for the new Manitoba Menopause Clinic

•	$36.5 million to expand electronic medical records

•	$5.3 million in permanent security measures to protect health-care workers

•	$6.3 million to recruit more doctors to rural Manitoba

•	$60.6 million for a new CancerCare headquarters

•	$12.2 million for the Health-Care Centre of Excellence in Portage Place

•	A new personal care home in Bridgwater

Lowering Costs – Key Highlights

•	PST off all food in the grocery store

•	$1,700 Homeowners Affordability Tax Credit

•	Increasing the Renters Affordability Tax Credit to $675

•	Increasing the Renters Affordability Tax Credit seniors top-up to $385.71

•	Free transit for kids and youth

•	Free child care for low-income families

•	Permanent gas tax relief

•	Extending the EV rebate

•	Free menstrual products in workplaces

•	Continuing the Crown land rent freeze for the third year in a row

•	Increasing the amount eligible for the Young Farmer Rebate from $400,000 to $425,000

•	$16.1 million for EIA Rent Assist and Manitoba Supports for Persons with Disabilities

Growing Our Economy – Key Highlights

•	$10 million Churchill Plus Catalyst Fund

•	$262.5 million in federal and provincial funding over five years to Arctic Gateway Group to develop the Churchill port and Hudson Bay rail line

•	$450,000 in operating funds to Centreport Canada to attract new investment

•	$50 million in Trade Growth Investment Financing program

•	$2 million to support First Nations-owned Minago mine

•	$4 million Indigenous economic development fund

Budget 2026 – Good Jobs. Lower Costs. Better Health Care. | 27

•	A new economic development agency

•	$1.4 million for the Manitoba Mineral Development Fund

•	$10 million in new additional funding for highways

•	$76.9 million provincial-federal investment in water and wastewater management

•	$1.17 billion in capital investments in Manitoba Hydro

•	$16.2 million for the road and airport at Wasagamack First Nation

•	$22.5 million towards Twinning Highway 1 East

•	$4 million for the design and initial work on the Carberry overpass

•	$143.7 million in business risk management programming for farmers and producers

•	$2.5 million in new funding for adult literacy

•	$7.2 million to train more apprentices

Healthier Families and Safer

Communities – Key Highlights

•	$80 million in new funding for schools, above the rate of inflation and enrollment

•	$118 million to build the first four schools with child-care centres scheduled to open September 2027

○	Devonshire Park School

○	Prairie Pointe School

○	Meadowlands School

○	Brandon Southwest School

•	21 new child-care centres and 2,315 new spaces opening this year

•	$3 million for a new Healthy Kids, Healthy Communities play structure fund

•	$473.5 million in funding to municipalities
•	$15.3 million in funding for Northern Affairs communities

•	$1.2 million to add 19 more firefighters to fight wildfires

•	$459,000 to hire four more conservation officers

•	$1.2 million to upgrade Manitoba Wildfire Services fire mapping systems

•	$1.2 million to expand bail monitoring

•	$7 million for the Dauphin Centre for Justice

•	$143.9 million to create 215 units of social and affordable housing and repair and renovate hundreds more

•	$8.2 million for wraparound supports for Manitobans moving from tents to housing

A Government that Works

for You – Key Highlights

•	24-7 snow clearing pilot on the Perimeter Highway

•	Strengthening the Residential Tenancies Branch

•	Increasing francophone services

•	Modernizing government services

•	Increasing American Sign Language services

•	Supporting reconciliation across the province

•	Launching a Sio Silica inquiry

28 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

Rebuilding Health Care

For the third year in a row, our government is investing more in health care with a new focus on adding specialized beds, increasing mental health and addictions care and strengthening seniors care to take the pressure off our emergency rooms and lower wait times.

Budget 2026 builds on the 4,054 net new health-care staff we have added to the front lines in our hospitals and personal care homes across the province, allowing us to take steps to legislate nurse-patient ratios and work toward ending mandatory overtime to provide safer patient care.

With 384 new fully staffed beds in our hospitals, 145 more personal care homes beds for seniors, more capacity to perform surgeries and tests and the best access to a family doctor in the country, we are making health care better in Manitoba.

At the same time, we are doing the work of better integrating Manitoba’s health-care system so patients move more smoothly through it. This includes a strong focus on patient flow across the entire continuum of care, from emergency rooms and in-patient units to home care, primary care and community-based supports. By strengthening how acute care connects with community care, we are reducing bottlenecks, preventing unnecessary hospital stays and ensuring patients receive care in the most appropriate setting, which is essential to sustainably lowering pressure on emergency rooms.

Lower Emergency Room (ER) Wait Times

Manitoba’s emergency care network was dismantled by the previous government when they closed three ERs in Winnipeg and more in rural Manitoba, cut hospital beds and fired hundreds of staff. It will take years to rebuild emergency care in our province, but after two years of our investments and targeted policies, we are starting to see the changes across the system that are necessary to lower ER waits.

In May 2025, we established a Lower Wait Times and Systems Improvement Team to establish initiatives that move patients through the ER quicker. Now our focus turns to operationalizing their findings across our hospital network.

New Hospital Policies to Lower ER Waits

Reducing Access Block at Triage (RABAT) is an emergency department flow initiative designed to improve the time it takes for patients to be assessed by a physician when they first arrive in the emergency department. Under RABAT, a dedicated physician is positioned earlier in the Emergency Department (ED) pathway to begin assessment, initiate investigations and make early care decisions for patients who would otherwise wait longer to be seen.

The Ward Efficiency Initiative focuses on in-patient units and how quickly patients can safely move through hospital wards and be discharged when ready. Launched at Grace Hospital, Health Sciences Centre (HSC) and St. Boniface Hospital, the ward efficiency initiative improves in-patient throughput by strengthening daily care co-ordination and discharge readiness. Early evidence shows meaningful improvements, helping free up in-patient beds sooner, which in turn reduces pressure on emergency departments by improving access to beds for patients who need admission.

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A partnership with the Downtown Community Safety Partnership (DCSP) at Health Sciences Centre and St. Boniface Hospital helps patients leave the hospital safely and without unnecessary delay. DCSP provides practical discharge supports, including transportation and co-ordination for patients with complex social needs. Early feedback on the program has been positive, helping prevent discharge delays that can keep patients in hospital beds longer than medically necessary.

Building on this work, a new initiative will bring physicians from our extended-hours primary care clinics directly into emergency rooms. This will allow patients with less acute needs to be assessed and receive care in a primary care setting.

New Zones to Get Patients Care Sooner

Modelled after success in other jurisdictions, we are creating new specialized patient zones, adjacent to ERs, where patients with unique needs can be seen by specialists right away. This helps people who are waiting to see a doctor in the ER see their care specialist sooner and reduce congestion in the ER.

As part of our $22.1 million in new funding for “Heart Care Manitoba”, the cardiac centre of excellence, we are stationing a cardiac specialist in the ER to assess patients and establish a new cardiac zone at St. Boniface Hospital. With $13.6 million in new funding, we are also establishing a mental health zone adjacent to the HSC adult ER. These investments will complement the existing six-bed mental health zone at St. Boniface Hospital.

Alternate Level Care Beds

To move patients faster from ERs to hospital beds, we are opening new alternate level care (ALC) beds for patients who still need health care but are well enough to leave the hospital.

Budget 2026 has $2.3 million to open 32 beds at Siloam Mission, and we will continue to open more alternate level of care beds across the province throughout the year.

This commitment builds on the 96 ALC beds we have added across the system including 30 beds opened most recently at Seven Oaks hospital.

Adding Social Workers into ERs

and Urgent Care

We will start placing social workers in ERs and urgent care, 24 hours a day, 7 days a week to ensure patients receive the supports they need for a safe discharge and to help health-care workers focus on delivering health-care services.

Social workers will ensure patients leaving the hospital have a good path to the next step in their care journeys.

Building New ERs at Victoria Hospital

and Eriksdale

With a strong foundation of staff, we are ready to build new ERs. Construction has begun at the Victoria Hospital ER in south Winnipeg and the ER at the E.M. Crowe Memorial Hospital in Eriksdale. This year’s budget invests an additional $36.2 million toward these projects to rebuild the needed physical infrastructure for emergency care in Manitoba.

Addressing the Mental Health, Addictions

and Homelessness Crisis

During the pandemic, the addictions, mental health and homelessness crisis grew significantly worse without a co-ordinated response from the previous government. Today, our ERs are seeing more people with mental health, addictions and housing needs than ever before.

Budget 2026 has $4.4 million in operating funds for the protective care centre, where we can provide the right care for the right amount of time for people in meth psychosis and other forms of intoxication, connecting them with treatment, housing and other supports.

30 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

This year’s budget also provides up to $5.6 million to staff a new supervised consumption site in downtown Winnipeg. This site will improve health outcomes, help save lives and connect people with the health care and supports they need to overcome addiction.

Since forming government, we have added more than 1,500 treatment spaces to help Manitobans on their path to recovery. This includes four new beds at Main Street Project that will provide a streamlined pathway to treatment from the protective care centre.

We are also supporting the new Anne Oake Family Recovery Centre as part of the new Victoria Hospital campus, where mothers can live with their children while they receive treatment, with a $1.5 million investment.

Over the long term, our ongoing review of The Mental Health Act will help streamline referrals to mental health treatment by expanding the professions that can assess patients for involuntary admission to receive mental health care to include physician assistants and clinic assistants, and nurse practitioners. This will help Manitobans with mental health challenges receive the right level of care sooner.

Our government’s compassionate and co-ordinated investments in mental health, harm reduction and addictions treatment, combined with our efforts to end chronic homelessness, will decrease the strain on our health-care system and help to lower ER waits.

Better Seniors Care

We recognize that investing in seniors’ care is a key component to lowering ER waits over the long term. After the previous government cut hundreds of personal care home (PCH) beds and let affordable seniors housing be sold off, we are stepping up to protect seniors and help them live with dignity no matter where they choose to live.

We have re-opened 145 of the 222 PCH beds the previous government closed, and we have protected

78 beds at Golden Door Geriatric Centre, which is now accepting patients again.

Budget 2026 has $71.8 million in funding to build new PCHs. Construction is underway at the new PCH in Lac du Bonnet and construction at Arborg will begin this summer. Park Manor Care Home in Transcona is also in development with an expectation to start construction in the winter. Together they will add 237 more beds for seniors.

Our fourth capital investment in seniors care will be a new PCH in Bridgwater. In 2026, we will begin talking to the community and front-line health-care staff about how this new PCH can best meet the needs of residents and families.

Budget 2026 also commits the first funding increase for food in PCHs in over a decade, investing $5 million in fresher, healthier meals for seniors.

The Budget supports the standing up of a new Acute Care of the Elderly (ACE) and Geriatrics unit at the Health Sciences Centre, strengthening hospital capacity to provide specialized, interdisciplinary care for older adults with complex medical needs. The ACE model focuses on early comprehensive geriatric assessment, proactive discharge planning, and close co-ordination with community and rehabilitation services. By improving patient flow and reducing length of stay, these beds will help alleviate pressure on acute medical units and the emergency department while improving outcomes for seniors.

Investing in home care and other supports, keeps our parents and grandparents safe at home, reducing trips to the ER for falls and illness.

When we learned about problems with the previous government’s scheduling system for home care, we acted immediately. We are helping seniors age in place by fixing the problems in home care. We have added 116 nurses and 294 health care aides to home care since August 2025.

Budget 2026 – Good Jobs. Lower Costs. Better Health Care. | 31

We have honoured our commitment to cover additional mileage costs, improving recruitment and retention and making life more affordable for home-care workers. Approximately $3 million dollars in the 2026 budget year is going to offset mileage cost for home-care aides and home-care nurses.

The Manitoba Safe and Healthy Home for Seniors Program provides up to $1.5 million to help cover the cost of home accessibility and safety upgrades. The program provides an affordable option to support seniors to remain in the community longer. Seniors aged 65 and older and family members who have seniors living with them can apply for funding of up to $5,000 ($6,500 in rural and remote areas) to help fund basic home adaptations that are essential for daily living. To date, the program has approved 195 projects and committed $517,308 in funding in communities from Churchill to The Pas, to Cranberry Portage and Winnipeg.

Since we expanded access to vaccinations for seniors, including respiratory syncytial virus (RSV) protection for older adults living in PCHs, we are preventing illness before it starts – keeping seniors healthier and easing pressure on emergency rooms and hospitals during peak respiratory virus season.

Seniors helped build this province and they deserve to be heard. That’s why we are supporting Manitoba’s new independent Seniors’ Advocate, an office that will stand up for seniors and Elders, examine systemic issues and publicly report recommendations to improve care, dignity and quality of life as people age.

We are continuing the funding we introduced in last year’s budget for Manitobans living with Alzheimer’s disease.

More Doctors, More Appointments

Our government has been focused on training and recruiting more doctors – and it’s making a difference. Manitoba now has the best access to a family doctor in Canada. And data from the Canadian Institute for Health Information shows Manitoba has the highest rate in Canada for same-day or next-day access to a health-care provider.

32 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

Since forming government, we have added 317 doctors to our health-care workforce, including 90 doctors in rural Manitoba – and we are retaining family doctors at higher rates than ever before.

Last year, our government recruited a record 13 doctors from the United States who were drawn to our Canadian public health-care system – and work is underway to recruit more.

As of December 2025, 99 per cent of Winnipeg residents who used Family Doctor Finder were matched with a provider within 25 days and rates are improving across the province. With 100 new doctors registered in Winnipeg accepting new patients, Family Doctor Finder is connecting some Winnipeggers with a new doctor the same day they register. There is still more work to do in rural and northern Manitoba, but we are committed to making progress across the province.

This year, $223 million in health funding will support doctors’ salaries, continuing to improve access to doctors and adding appointments at clinics across the province. By eliminating the need for sick notes, we are significantly reducing the administrative burden on doctors, freeing up more time to focus on patients. And working in partnership with Doctors Manitoba, we continue to invest in retention strategies like the Rural Retention and Recruitment Fund and the New to Practice Support Program.

We are also recruiting four new clinician-researchers with $1.8 million in new funding. This investment will attract more research investments and support Manitoba’s strong health-care research ecosystem made up of provincially funded organizations like CancerCare Manitoba, Ongomiizwin Health Services, the Manitoba Centre for Health Policy and the Centre for Health Care Innovation.

Safer Patient Care

Since forming government, we have added 1,423 net new nurses to the front lines with better benefits, new incentives and higher wages. With this strong foundation, we are ready to take the next steps to deliver safer patient care.

This year, our $473 million investment in front-line staffing allows us to move forward with nurse-patient ratios in priority areas of the health-care system like intensive care units (ICUs) and operating rooms while we work with health-care staff to examine staff-patient ratios across the system.

This investment, coupled with the expansion of the provincial travel nurse team, a nurse-led initiative that is successfully bringing nurses back into the public system, will help us end mandatory overtime for nurses over the coming years, leading the way in Canada. With over 750 nurses in the travel team, we’re reducing agency nursing hours across the province.

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Our government is strengthening patient safety across the health system by embedding it in both legislation and culture. Through the introduction of a Patient Safety Charter under The Declaration of Principles for Patient Health Care Act, we are enshrining in law that quality and safe patient care are foundational principles of Manitoba’s health system that patients can and should demand of their government. We will create patient advocacy supports and ensure that all Manitobans know where they can turn for help to navigate challenges in their health-care journey.

Safer Workplaces for

Health-Care Workers

Our government is committed to taking care of the health-care workers who care for us. We have responded to front-line health-care workers’ concerns with the safety measures they have asked for.

And now that these safety measures are in place, they aren’t going anywhere. We are committed to making hospitals safe permanently.

One of our first actions in 2023 was to add institutional safety officers (ISO) to hospitals to protect staff and patients. Since then, we have added 133 ISOs across the province and two uniformed police officers at Health Sciences Centre 24-7.

This year, we are investing over $5.3 million in addition to the $1.6 million spent in previous years in needed safety and security upgrades at St. Boniface Hospital, Thompson General Hospital, Brandon Regional Health Centre, Victoria Hospital and Swan River Hospital and across the provincial health-care system.

Safety enhancements include workplace violence prevention programming, cameras and weapons scanners, amnesty lockers, safe-walk programs for staff and visitors, the new SAFE app, improved visitor registration processes, panic buttons, expanded security patrols and regular staff safety huddles that help identify risks and inform ongoing improvements.

These targeted investments improve prevention, monitoring and response capabilities, reinforce worker and patient safety and reflect a staff-led security strategy aligned with the unique operational needs of major health-care facilities. In the coming months we will collaborate with community safety partners to do even more to make the neighbourhoods and access points around our hospitals safer.

Our Health, Seniors and Long-Term Care Minister continues to work with our Justice Minister to advocate for stronger penalties for violence against health-care workers. We take a zero-tolerance approach to these crimes and we won’t stop standing up for our valued health-care workers.

Better Access to Health Care – In Your Neighbourhood and On Your Phone

After the previous government closed ERs and the Mature Women’s Centre, we are building and opening more places for you to get health care. In Winnipeg, in Brandon and across rural Manitoba, there are more doctors’ offices and more on-call and virtual services staffed with nurse practitioners – with even more on the way.

With four new extended-hour clinics at St. Boniface Hospital, Grace Hospital, Victoria Hospital and

34 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

Concordia Hospital and two new minor injury and illness clinics in Winnipeg and Brandon, families have more options than ever before to access health care before school, after work and on the weekends with same-day online booking at medinav.ca.

TOTAL VISITS AT NEW PRIMARY CARE CLINICS

New Primary Care Clinics	Total Visit Count

Extended Hours Primary Care Clinic

Access Winnipeg West (Sept. 18, 2024 – Feb. 12, 2026)	10,722

Concordia Hospital (Oct. 23, 2024 – Feb. 12, 2026)	8,719

Victoria Hospital (May 15, 2025 – Feb. 12, 2026)	6,860

St. Boniface Hospital (Sept. 17, 2025 – Feb. 12, 2026)	2,430

Minor Injury and Illness Clinics

Misericordia Health Centre (Feb. 10, 2025 – Feb. 12, 2026)	22,383

Brandon (Sept. 27, 2024 – Jan. 22, 2026)	12,648

Source: Manitoba Health, Seniors and Long-Term Care

This year, $12.2 million in new capital funding will advance construction of the new Health-Care Centre of Excellence in the reimagined Portage Place in downtown Winnipeg. By the end of 2027, Manitobans will be able to access primary care, mental health services and community wellness in the heart of Winnipeg.

We are restoring health care for women that was lost when the previous government closed the Mature Women’s Centre. Beginning this summer, $5.2 million in funding will go toward building the Manitoba Menopause Clinic in south Winnipeg.

Over the next year, we will streamline digital health-care services with the creation of a new digital front door that will provide Manitobans with a single access point where you can book appointments, access health information and over time, secure access to personal health information.

This fall, lab results will be accessible to Manitobans free of charge through this new health-care portal.

Our improvements to Health Links – Info Santé – adding doctors 16 hours a day and a renewed focus on directing people to the right level of care – is starting to relieve pressure on our ERs. Soon nurse practitioners will also be added to Health Links.

Electronic patient records help doctors effectively co-ordinate care. Our government’s previous investments to “axe the fax” have brought patient records online at 76 health-care sites. With new funding of $36.5 million in the 2026 budget, we will work with doctors to connect more health-care sites like HSC and the Portage District General Hospital.

In collaboration with Doctors Manitoba, we will hold a virtual town hall to discuss these upcoming improvements and work with the front-line workers to implement these changes in the best way for patients and the doctors who care for them.

With renewed funding to add nurse practitioners to virtual health services through QDoc, we continue to support more accessible health care for busy families and Manitobans in rural and remote communities.

By building and modernizing health-care services, instead of cutting them, we are making it faster and more convenient to access health care no matter where in Manitoba you live.

More Surgeries and Tests

Instead of sending patients out of country for surgeries, our government is building up capacity here at home. By adding surgical slates at Selkirk Regional Health Centre, we completed 7,056 joint replacement procedures across the province in 2025, the highest annual total on record.

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This record level of surgical activity reflects a deliberate focus on patients who have been waiting the longest for care, supported by Manitoba’s centralized Surgical Wait Information Management system which helps ensure surgeries are assigned based on clinical need and length of wait. It also reflects a major shift in how care is delivered, with nearly 70 per cent of joint replacements now performed as out-patient procedures, allowing patients to recover at home and freeing up in-patient hospital beds.

Now we are building on that progress. Budget 2026 invests an additional $1.7 million to perform 200 more hip and knee surgeries than the previous year with a goal of 1,000, setting us on a good path to reach the national benchmark for hip and knee replacements.

With new investments in training, staffing and equipment, we completed more MRIs last year than ever before. Budget 2026 builds on that progress with an investment of $1.2 million to support 3,250 additional elective MRI procedures to be performed outside of regular operating hours at multiple sites. This initiative will help reduce long wait times for elective MRI patients, many of whom currently wait more than a year for their scans, as higher-acuity patients are appropriately prioritized and receive imaging much sooner.

Heart Care Manitoba: Restoring

the Cardiac Centre of Excellence

at St. Boniface

Budget 2026 follows through on our commitment to restore the cardiac centre of excellence in Manitoba after it was dismantled by the previous government. With this new $22.1 million investment, “Heart Care Manitoba” will include a centralized cardiac care clinic operating seven days a week to be there for patients every step of the way, simplifying and streamlining their cardiac care. This funding will also add 18 beds, establish a cardiac zone adjacent to the ER and place a cardiologist in the ER to provide rapid cardiology consultations for patients experiencing chest pain and other symptoms.

Better Health Care for Rural

and Northern Communities

This year 100 paramedics will graduate and join the frontlines. To strengthen rural emergency response and support workforce sustainability, we are expanding paramedic career pathways. We continue to invest in bringing more Advanced Care Paramedics to rural Manitoba and this budget introduces a new incentive to encourage paramedic graduates to take positions that are historically difficult to fill in rural and northern Manitoba.

Following the addition of up to 60 emergency medical responder (EMR) positions, a new structured pathway will support EMR training through a $5,000 bursary and a one-year return-of-service agreement. This approach grows local capacity, improves access to timely emergency care in rural communities and helps retain trained paramedics within Manitoba.

We are investing $1.1 million to staff three provincial nursing stations in Chemawawin Cree Nation/ Easterville, Mosakihiken Cree Nation/Moose Lake and Misipawistik Cree Nation/Town of Grand Rapids to improve local health-care services and reduce the need for travel.

We are recruiting more doctors to southern Manitoba with $2.4 million to recruit physicians and clinical assistants at the Boundary Trails Health Centre (BTHC) and Bethesda Regional Health Centre (BRHC) to sustain surgical services and after-hours urgent cases.

Building on the 90 net new doctors we have hired in rural Manitoba, we are supporting efforts to recruit more rural doctors with $6.3 million to recruit physicians, specifically aimed at hiring 10 family medicine international medical graduates and five physician specialists.

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Additional recruitment efforts include:

•

Supporting the placement of 128 first-year medical students in rural and northern locations across Manitoba, including collaboration with employers to identify placement sites and co-ordinating student matches

•	Implementing “Connect with a Recruiter” portal through the Retention and Recruitment Office

•	Partnering with Northern Regional Health Authority (NRHA) to design and implement a flex scheduling pilot for physicians in northern Manitoba

Capital work on rural and northern health-care projects, includes:

$15.8 million for the Portage Regional

Health Centre – New Building

Construction of a new 114-bed facility that will replace the existing structure and consolidate patient services currently delivered in Winnipeg. The new facility is designed to modernize care and delivery and improve operational efficiency across clinical and support functions. In addition to in-patient services, the building will house key departments, including medical device reprocessing (MDR), health information services, pharmacy, nutrition services, environmental services, laundry, materials management and maintenance.

$44.1 million for Neepawa Regional Health Centre

Construction of a new 180,000-square-foot Neepawa Regional Health Centre designed to significantly expand care capacity for the region. The new facility will deliver enhanced services across ambulatory care, emergency treatment, mental health, medicine and surgery beds, operating rooms (ORs), labour–delivery–recovery–postpartum (LDRP), and a full range of clinical and operational support services. With 63 beds, the centre will serve as a key hub to accommodate growing health-care needs in the surrounding communities.

$16.5 million for Brandon Regional Health Centre

Expanding critical care capacity through the addition of 30 new medicine beds, five enhanced critical care spaces and associated infrastructure upgrades to support higher acuity care. The initiative also includes the construction of a neonatal intensive care unit (NICU) shell space, enabling future development of specialized neonatal services. Together, these enhancements will strengthen the ability for the health centre to meet rising clinical demand and provide more comprehensive, integrated care for patients requiring advanced monitoring and treatment.

$13.8 million for Boundary Trails Health Centre – Community Services Building

Renovation of Boundary Trails Health Centre with the intent of addressing overcrowding within the existing clinical programs.

$5 million Thompson General Hospital –

Operating Rooms

Replacement of the HVAC unit with a new system designed to provide full redundancy and comprehensive air-conditioning control. The upgraded system will allow year-round cooling and enable improved humidity control, especially during peak seasonal conditions.

Investing in Women’s Health Care

We know breast cancer is impacting younger women. That’s why in January 2026, we lowered the age for breast cancer screening to 45 with a plan to further lower the age to 40 by the end of 2026. This change follows investments in staff and equipment, including hiring seven new mammography technologists. More than 700 screening appointments were booked in the first two months since this change was made.

Budget 2026 has a new commitment to address growing rates of ovarian cancer with $1 million over three years in support to Ovarian Cancer Canada and the Manitoba Ovarian Cancer Research group

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to fund peer-reviewed, Manitoba-based projects and build toward a centre of excellence. The investment addresses an under-researched area of women’s health with the potential to improve outcomes and treatment options.

After the previous government closed the Mature Women’s Centre, we are building the new Manitoba Menopause Clinic where women of all ages will receive high-quality health care in a comfortable new facility led by experts in women’s health.

This year’s $22.1 million investment to re-establish a cardiac centre of excellence, Heart Care Manitoba, at St. Boniface Hospital supports the first-ever Women’s Heart Health Clinic. This is essential because cardiac diseases are the number one cause of death for women but their symptoms differ from men and too often go misdiagnosed.

To support better research into women’s cardiac health and close data and research gaps, we continue to support women’s heart health research through the Heart and Stroke Foundation of Manitoba. This will benefit women whose experience of cardiac disease is often undetected and misdiagnosed.

These new investments build on our work supporting strong postnatal care and maternal health with more midwives and lactation consultants and our continued funding to make hormone replacement therapy and birth control free for everyone who needs it.

Improving Health Outcomes

for Indigenous Manitobans

$2 million in new funding will further expand dialysis services for Norway House and Cross Lake, providing needed health care and reducing pressure in Thompson, The Pas and Flin Flon. The initiative reduces travel burdens, keeps families together and strengthens culturally grounded care models in northern Manitoba.

We are working with Assiniboine College to train 20 nurses with a new Community- Based Licensed

Practical Nursing Training Program in Red Sucker Lake Anisininew Nation.

Diabetes disproportionately impacts Indigenous Manitobans. New funding of $500,000 for the Manitoba Diabetes Action Plan will support ongoing work on diabetes in Manitoba, guiding the public health response and prevention.

Our government is proud to support a new Indigenous Community Healing Space at the HSC Children’s Hospital, helping families connect to their culture and feel at home while they receive health care.

We continue to recruit midwives to northern Manitoba to return birthing services to northern communities.

Training More Health-Care Workers

We are training a record number of health-care workers and offer them jobs right here at home. New training investments in Budget 2026 include:

•

Budget 2026 will help create more pathways for licensed practical nurses (LPN) to become registered nurses (RN). This starts with $500,000 to bolster the existing pathway program at Red River College Polytechnic for fall 2026. We are also working with Assiniboine College and the regulator to establish a new LPN-RN pathway program for rural and northern communities with a proposed start date of January 2027.

•

$14.6 million in capital funding for the new University of Manitoba Bannatyne Campus Facility. This new building will train more doctors and nurses, supporting programs across medicine, physician assistant studies, family medicine, psychiatry, neurology, obstetrics and gynecology, anesthesia, physical and occupational therapy and dentistry.

•	To address diagnostic workforce shortages, the province is also increasing support for interprovincial training agreements (IPTAs) by $679,000 in 2026/27, securing access to specialized programs

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not offered in Manitoba but essential to health and community services, including nuclear medicine technology, perfusion, clinical genetics technology, electroneurophysiology, combined laboratory and X-ray technology.

•

Through an amended interprovincial agreement, Manitoba doubled the number of provincial students training as combined laboratory and X-ray technologists at Saskatchewan Polytechnic, supporting 10 first-year seats beginning January 2026. As a bridge to a made-in-Manitoba program at Assiniboine College launching in September 2027 (20 seats), $5.5 million will go to Assiniboine College to increase the number of technologists trained for Manitoba’s health workforce through the Combined Laboratory and X-Ray Technology and Medical Laboratory Technology programs. This builds on the $3.6 million in capital funding in 2025/26. The additional $5.5 million in 2026/27 will support equipment purchases and laboratory construction.

Making Manitoba’s Health-Care

System Better

Across the province, we are investing in better health care. These investments include:

•

Up to $60.6 million to build a new CancerCare Manitoba headquarters to provide the best care and comfort to families on their cancer journey. In 2026/27, site assessments and design work will be undertaken.

•	$1.8 million for Neonatology Coverage for St. Boniface Hospital neonatal intensive care unit (NICU) to double the number of neonatologists.

•

$2.3 million to expand RSV protection for infants to include all infants born during the RSV season. This investment reduces severe respiratory illness among newborns and eases seasonal pressure on pediatric hospitals. More than 1,500 Manitoba infants have already received protection against RSV.

•	$1.3 million increase to support the ongoing provincial implementation of congenital cytomegalovirus (cCMV) screening/testing, including referral pathways for infants who test positive for the virus.

•

$139.2 million funding to accommodate new drug coverage programs and overall increases in drug expenditures including diabetes medication, hormone replacement therapies, cancer treatments and HIV drugs.

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Lowering Costs for Manitobans

For generations, Manitoba has been an affordable place

to raise a family – and we’re proud of that. But as costs

continue to rise across the country, Manitoba families are

struggling to keep up. Our government is here to help with

new measures to tackle rising grocery costs and continued

relief on the gas tax, housing, child care and more.

In Manitoba, our permanent gas tax relief is helping lower costs, while our support for blue-collar workers and our historic capital investments are creating good jobs with higher wages across the province. Thanks in part to these measures, household incomes have outpaced the inflation rate in Manitoba. This means bigger pay cheques and more money in your pocket.

Our car insurance rates are among the lowest in Canada. Since 2023, Manitoba’s rate increases have been 12.4 percentage points lower than the national average.

Our government’s ongoing investments in Manitoba Hydro are keeping clean energy affordable. Manitoba’s hydro rates are the second lowest in Canada.

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While these measures are making a difference, we know there is still more to do. Budget 2026 continues our many affordability measures while bringing in new measures to tackle grocery costs and rein in price gouging.

Tackling Rising Grocery Costs

The cost of groceries is top of mind for Manitobans. That’s why our government is doing everything we can to help.

In February, we launched a government grocery study to examine food prices and affordability provincewide, including access, availability, market concentration and unfair pricing practices that contribute to higher grocery costs. This study will help us identify steps the provincial government can take to lower grocery costs.

PST Off All Food at the Grocery Store

Starting July 1, 2026, we are taking the PST off all foods at the grocery store including previously taxed items like rotisserie chicken, sandwiches and samosas – the kind of quick and convenient grocery items you pick up when you are in a rush to feed the family before hockey practice and swimming lessons. This will help you save a little money while you save a lot of time.

Keeping Milk Affordable

In January, we froze the price of one litre of milk for 2026 to provide immediate grocery relief, keeping milk prices the lowest in Canada. This protects families from increases on a key household staple. Now we are looking at expanding price controls to include additional sizes of milk containers sold across the province including in northern communities.

Stopping Predatory Pricing

Predatory pricing, often described as “dynamic” or “algorithmic” pricing, is when online grocery platforms and grocery chains use your personal data to charge you more on specific items. This unfair and exploitive practice allows corporations to charge customers different rates based on their purchasing and browsing history. In Manitoba we are exploring legislative tools to stop this unfair practice.

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Identifying Shrinkflation Through

Mandatory Unit Pricing

Unit pricing allows shoppers to identify when corporations charge more or keep the same price for a smaller quantity, also known as shrinkflation. It also helps shoppers stay informed when trying to get the best deal for their family. Currently, unit pricing is not required by law in Manitoba, but our new study will examine Manitoba’s legislative and regulatory tools to ensure Manitobans know what they are paying for.

Banning Restrictive Covenants

in the Grocery Sector

Increasing competition helps put downward pressure on food prices, that is why we banned restrictive covenants that limited competition in the grocery sector. More competition means better value for Manitoba shoppers.

Nello’s Law – the Universal

School Food Program

Thanks to Nello’s Law, every child in Manitoba, no matter where they live – in a small town, a city or on a First Nation – has access to healthy food at school to help them learn. Not only does this help with learning outcomes, it helps lower costs for families.

Supporting Food Security

We continue to invest in the Manitoba Community Food Currency Program that provides support to families to improve food security while also supporting local agri-business. In 2024, the program reached 846 households distributing $328,500 worth of food vouchers, promoting food literacy and food security by making healthy local food accessible.

Help with Other Costs

Increased Homeowners Affordability Tax

Credit for Families Who Need It Most

We increased the Homeowners Affordability Tax Credit to $1,600 in 2026 and now we are increasing it again to $1,700 in 2027 to help families with mortgage payments. To ensure this school tax relief goes to families who need it most, the credit is being reduced on homes valued at more than $1 million and is eliminated for homes valued at $1.5 million or greater.

This will ensure we fund middle class tax relief by encouraging the top one per cent of homeowners to contribute their fair share.

Faster Rent Relief

We will be increasing the Renters Affordability Tax Credit for the third year in a row to $675 for the 2027 tax year. This is part of our commitment to restore the credit to $700, after it was cut by the previous government. In addition, we will be reviewing how this credit is administered with a view to getting money into renters’ hands sooner.

Lowering Costs for Seniors

We will continue to provide financial support to Manitoba seniors through the 55 PLUS Program. These benefits, along with the increased Renters Affordability Tax Credit seniors top-up of up to $357.14 for the 2026 tax year, help seniors better manage the cost of housing and everyday expenses. The seniors top-up is being further increased to up to $385.71 in the 2027 tax year.

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Lower Rents and Stronger Renter Protections

We’re taking steps to lower costs for renters, with the largest expansion to rent regulation in decades, stronger renter protections, and cutting above guideline rent increases for capital expenses in half.

Free Transit for Kids and Youth

For many families in Manitoba, the school day starts with a city bus ride, so we are stepping up to help lower those everyday costs and make life easier by investing in free transit for kids and youth.

We will work with the city of Winnipeg and other municipalities to roll out this new program reducing greenhouse gases (GHG) emissions and creating lifelong bus riders.

Free Child Care for Families

with the Lowest Incomes

For single-parent and low-income families who are struggling to keep up with daily costs, we are going to eliminate child-care fees altogether so parents can save a little more for the future and focus on their training, education and finding a good job. Free child care for the families who need it most will help us work toward ending poverty in Manitoba and improve outcomes for every child.

Lowering Costs for Producers

We are freezing Crown land lease rates in 2026 for the third year in a row to support Manitoba farmers and producers. This keeps operating costs lower in the agricultural sector. Stable farm costs help protect Manitoba’s food supply and moderate price pressures.

The 50 per cent School Tax Rebate for farm properties and the Farmland School Tax Rebate are also continuing.

Lower Costs for Child Care

By expanding $10-a-day childcare to non-school days, holidays and summer break, we continue to save families $2,808 per year in child-care costs. Lower fees make it easier for parents to work, train and support their families.

More than 800 early childhood educators received our $5,000 post-secondary incentives and we are investing millions more to support Manitobans entering this critical workforce.

Permanent Gas Tax Relief

Our government has provided permanent gas tax relief to keep fuel prices lower for Manitoba families. This measure continues to help Manitobans save money on their daily commutes and as they travel for sports and activities throughout the province.

Free Birth Control

Since we made birth control free in Manitoba, 55,522 women are saving money every month with more money in their pockets and more power over their reproductive health.

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Free Hormone Replacement Therapy (HRT)

for Women in Menopause

Women in perimenopause and menopause are saving money with our free HRT program that supports women’s health and well-being and eliminates an unnecessary health-care cost. Since this affordability measure was put in place, 36,302 women have saved money every month.

Free Menstrual Products in Every Workplace

For decades, workplaces have been responsible for supplying basic hygiene products like soap and toilet paper to their employees, but until now this responsibility has not included menstrual products. That’s changing. Supported by a consensus recommendation from employees and labour, free menstrual products will be required in every provincially regulated workplace by August 2026, saving workers money and empowering women at work.

Fertility Treatment Tax Credit

In 2024, we doubled the fertility treatment tax credit to a maximum of $16,000. In that year, over 1,250 Manitobans claimed more than $4.3 million in credits. We are continuing to offer this credit so Manitobans can save money on their journey to start a family.

Prenatal Benefit and PST off Prenatal Vitamins

We are continuing the doubled prenatal benefit, and making it easier to receive it, so low-income mothers can afford healthy food because investing in moms makes families and communities stronger. This year we are also taking the PST off prenatal vitamins to support healthy pregnancies.

Lowering Security Costs for Small Businesses

We are continuing our small business security rebate program to help businesses cover the cost of security equipment and repairs. This reduces operating costs for local businesses while improving community safety. Lower business costs help protect local jobs and services.

Extending the Electric Vehicle (EV) Rebate

Our government believes Manitobans will make climate-friendly choices when they can afford to do so. That’s why we are extending our successful Manitoba Electric Vehicle Rebate program, which has helped over 5,000 Manitobans purchase new and used EVs.

Manitobans can continue to receive $2,500 on a used EV or plug-in hybrid and $4,000 for a new EV or plug-in hybrid.

Lowering Costs for Businesses

We reduced the payroll tax in 2026 to help Manitoba businesses grow and create jobs. Lower business costs support wage growth and employment stability for workers. A stronger job market improves affordability for Manitoba families.

Lowering Costs for Young Farmers

To support the next generation of farmers, Manitoba is strengthening lending supports by increasing the Young Farmer Rebate loan cap from $400,000 to $425,000 and the lifetime maximum rebate from $40,000 to $42,500.

AgriInsurance Affordability Protections

We maintained more affordable AgriInsurance rates to protect agricultural producers from risk. This helps farmers manage uncertainty and rising input costs.

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Supporting producers helps maintain stable food production and prices.

Tax Deferrals for Businesses

Impacted by Tariffs and Wildfires

We provided targeted tax deferrals for businesses impacted by tariffs and wildfires. This gives businesses flexibility to manage short-term financial pressures. Supporting business stability helps protect jobs and local affordability.

Stable and Increased Funding for Post-

Secondary and Skills Training

We provided stable and increased funding to protect skills training and apprenticeship pathways. This ensures Manitobans can continue to access affordable training for in demand careers. A strong skills pipeline supports higher wages and long-term affordability.

Employment and Income Assistance

We invested $16.1 million for Rent Assist for Employment and Income Assistance and Manitoba Supports for Persons with Disabilities. This helps low-income Manitobans move toward employment and greater financial stability. Stronger income supports improve affordability for low-income families.

Manitoba Jobs Agreements

We introduced the Manitoba Jobs Agreements to ensure major public projects create good-paying jobs for Manitoba workers. Higher wages and strong benefits help workers keep up with the rising cost of living. Strong local employment is one of the most effective ways to improve affordability for working families.

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Growing Our Economy

Since 2023, employment has been growing with more people

working in Manitoba. Our historic capital investment in 2025 continues to create good Manitoba jobs today while we work

with federal and Indigenous governments to develop the Port

of Churchill to create good jobs for generations to come.

Since 2023, growth in private-sector employment has outpaced public-sector employment, (roughly ~3.5 per cent vs. ~0.7 per cent in 2023, ~2.7 per cent vs. ~1.9 per cent in 2024 and ~2.0 per cent vs. ~0.4 per cent in 2025) indicating increased confidence in the private sector and a rising private-sector share of the labour market.

Our historic $3.7 billion capital plan in 2025 to build more schools, hospitals and personal care homes while updating hydro assets and other key infrastructure, continues to create good jobs and grow the local economy.

Our government continues to prioritize Manitoba workers through our Manitoba Jobs Agreement and continued government capital investment in strategic infrastructure, an average of $4.3 billion over 5 years, is expected to further support this trend in private sector growth by strengthening the conditions for private-sector expansion and job creation.

In Manitoba, workers’ wages continue to outpace inflation, boosting economic growth and investment across the province. Venture capital investment has increased more than thirty-fold from $4 million in 2024 to $127 million in 2025. And Manitoba’s credit rating score remains very strong with an A+ from S&P Global.

The Port of Churchill Plus Project

Manitoba’s deepwater arctic port has the potential to unlock new trade routes for Canadian commodities – everything from agriculture to liquefied natural gas. Thanks to the vision and leadership of Arctic Gateway Group (AGG), who own and operate the port and rail line, and the support of both the federal and provincial government, upgrades to the port and rail line have made significant advancements to prepare Manitoba for major commercial investments and strengthen its position as a re-supply hub for Nunavut, particularly the Kivalliq region.

Now, with Canada looking to decrease its reliance on the United States and assert economic independence, while defending our northern borders, Manitoba’s time is coming. Churchill is our opportunity to secure billions of dollars in private sector investment that will create jobs for generations, putting Manitoba on the map, connecting us to the world and standing up for Canada.

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On September 11, 2025, the prime minister selected Manitoba’s proposal for an energy corridor running through the Port of Churchill connected to isolated northern First Nations with an all-weather road network, and as a critical re-supply hub to Nunavut, as a “transformative nation-building strategy” and directed the Major Projects Office to work with Manitoba to further develop the project. Since then, several investments and initiatives from both the federal and provincial governments have rapidly advanced this project.

New Port of Churchill Plus Catalyst Fund

Budget 2026 creates a new $10 million catalyst fund to keep building the momentum on this project and attract even more private sector interest in a potential energy corridor. This new fund will complement Manitoba’s existing multi-million dollar investments in Churchill’s infrastructure, economy and support for the surrounding communities including those along the Hudson Bay line.

Investing in Port and Rail Infrastructure

Joint federal-provincial funding to AGG to make capital investments to improve the Hudson Bay rail line and to construct a new critical-minerals storage facility at the Port of Churchill total $262.5 million over five years. These investments will build up the foundational infrastructure quickly while we work to attract private sector interest and form business partnerships like the recent memorandum of understanding that AGG signed with Antwerp, Europe’s second-largest port.

A Plan for Year-Round Shipping

Studies from leading University of Manitoba researchers suggest that by the end of the century, shipping lanes out of the Port of Churchill will be free of ice all-year round. Even as climate change expands the shipping season, icebreakers are still needed in the meantime.

To pursue the most cost-effective option for sourcing ice breakers, the Government of Canada and the Manitoba government are jointly funding the Arctic Research

Foundation to lead a feasibility study exploring the deployment of specialized icebreakers, ice tugs and research vessels to support operations at the Port of Churchill year-round. AGG is also partnering with Fednav to examine the operational requirements necessary to position the port for future all-season operations.

As the work to open up all-season shipping lanes progresses, we are working with the federal government to update regulations on the length of the shipping season to support better access to insurance for shipping companies.

Market Sounding Study Led by the

Major Projects Office (MPO)

As noted by the federal government, the market sounding exercise will engage senior executives across key sectors – including mining, energy, potash, grain and northern resupply – to better understand how transformative infrastructure investments could shape long-term planning. In particular, the study will explore how extended or year-round shipping supported by icebreaking, a modernized Class 1 railway, an all-season road connection, as well as a potential energy corridor, could influence future import and export strategies, supply chain decisions and private sector investment.

National Marine Conservation Area

As we move forward with economic development, we are committed to balancing that investment with strong protection for the environment protecting water and land as well as belugas, polar bears and other northern wildlife. These protections are also critically important to respect the way of life for local communities and Churchill’s strong tourism sector.

Manitoba’s commitment to collaborate with Indigenous nations and the federal government on a feasibility study to establish a national marine conservation area in Hudson’s Bay has been applauded by environmental

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organizations and is bolstered by $1 million in funding from Oceans North.

The Manitoba Crown Indigenous Corporation

Manitoba has proposed a historic approach to securing the Churchill Plus project by working collaboratively with Indigenous nations to create a new Manitoba Crown-Indigenous Corporation (MCIC). The MCIC will be the first of its kind in Canada – a true 50/50 partnership to work directly with the private sector proponent once selected. The MCIC will ensure that this project has a major benefit for Indigenous nations with long-term jobs, all-weather roads and revenue sharing.

The MCIC has been established with an interim board that is fully engaged with the MPO on the market sounding study.

Manitoba continues to work in collaboration with the government of Nunavut and Inuit and Dene leaders as we advance this project.

Diversifying Trade and Strengthening

Manitoba’s Economic Resilience

While geopolitical tensions, shifting trade relationships and tariffs have created more uncertainty and raised costs for some businesses, in comparison to other provinces, Manitoba’s strong, diversified economy has remained relatively stable.

The Premier’s U.S. Trade Council, made up of representatives from forestry, manufacturing, agriculture, Indigenous nations, the biosciences, mining, labour and business councils continues to meet, informing Manitoba’s advocacy at the federal level. Our trade representative in Washington, D.C. is engaged with businesses and industries across the province as well as American lawmakers as we prepare a strong case for Manitoba in the upcoming Canada-United States-Mexico Agreement (CUSMA) negotiations.

Our government’s emphasis on greater diversification toward non-U.S. markets has helped mitigate trade-

related risks, improving the resilience of Manitoba’s export base and supporting more stable manufacturing activity over time. While exports to the United States weakened in the most recent period – reflecting the impact of trade-related barriers and tariffs – manufacturing output continued to record positive growth. The decline in U.S.-bound exports has been partially offset by stronger performance in non-U.S. markets, supporting overall export activity. This shift highlights Manitoba’s increasing export diversification and reduces reliance on a single market, helping to stabilize manufacturing growth during periods of external uncertainty.

Canada-Manitoba Workforce Tariff Response

Manitoba will receive $18.2 million over three years through the Canada-Manitoba Labour Market Development Agreement (LMDA) as follows: $2.2 million for the steel industry, $1.3 million for the softwood lumber industry and $14.7 million for other impacted sectors to be jointly identified by Canada and Manitoba. In 2026/27, $10.7 million will be directed to the Canada-Manitoba Workforce Tariff Response Program to retrain displaced workers for high demand sectors, provide upskilling opportunities for current employees and support businesses as they adapt to new products and markets. This investment strengthens Manitoba’s workforce adaptability and helps safeguard jobs in a shifting global economy.

Investing in Centreport

Manitoba’s trimodal port is key to building up the Churchill trade corridor and reducing interprovincial trade barriers. Budget 2026 invests $450,000 in operating funding to Centreport Canada to attract new investment. The province is also conducting a functional design study of the provincial roadway system in the Inland Port Special Planning Area to improve long-term transportation infrastructure, enhance trade and commerce and strengthen connections to northern Manitoba and the Port of Churchill, with completion

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expected in fall 2026. To focus on Centreport as an engine for economic development, oversight for the entity will now fall under the department of Business, Mining, Trade and Job Creation.

New Trading Relationship with Hong Kong

Trade diversification is an important element of creating economic resiliency. The Manitoba government has exchanged letters of co-operation with the Hong Kong-Canada Business Association (HKCBA) and the Hong Kong Trade Development Council (HKTDC), marking a significant step in expanding international market access for Manitoba agricultural producers and agri-food processors.

Lowering Barriers to Interprovincial Trade

Manitoba has acted by negotiating memorandums of understanding (MOUs) with Ontario, British Columbia, New Brunswick, Saskatchewan and Prince Edward Island to advance mutual recognition, labour mobility and direct-to-consumer alcohol sales for Manitoba producers. A plurilateral MOU was concluded to establish a framework to advance direct-to-consumer sales of alcoholic beverages.

To make it easier to move goods from one end of the country to the other, Manitoba negotiated and signed an MOU with the Canadian Council of Ministers Responsible for Transportation and Highway Safety to improve trucking efficiency.

Indigenous Economic Development Fund

Investing in Indigenous-owned businesses and Indigenous-led economic development projects is key to increasing the participation rate and creating a more resilient provincial economy.

Budget 2026 invests $4 million dollars in this fund to help support economic development for Indigenous nations, communities and organizations.

Manitoba Procurement Progress

As Manitobans remain focused on buying Canadian, the Manitoba government is doing its part to decrease our reliance on the United States. Our government is ending contracts with American firms and focusing on Canadian procurement. Data from the last three quarters of 2025/26 show a decrease of over 31 per cent in U.S. procurement compared to 2024/25. This reduction in U.S. procurement across the entire government and includes Aspira, the Texas firm the previous government contracted to administer park passes, a contract our government has given to a Manitoba company.

New Economic Development

Agency (EDA)

Following the recommendation of the Premier’s Business and Jobs sub-committee on Trade, Manitoba will stand up a new economic development agency (EDA) this year. The new EDA will support economic development in every region of the province and work to make things simpler for anyone seeking to do business in Manitoba, providing single-window access to supports, programs and services.

Carefully integrated within Manitoba’s economic development ecosystem, the EDA will focus on assisting established businesses and attracting the most productive firms to the province with a focus on the unique resources, labour market and industry clusters in each region of the province. This will include export development and trade promotion. This year, Manitoba will take the first steps to create this new agency that has been asked for by businesses and industry leaders for years.

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Enhancing Productivity Through Our

New Economic Development Strategy

Shaped by thousands of businesses, labour leaders and unions, industry and sector councils and municipalities, Manitoba’s Economic Development Strategy is centred on boosting productivity and unlocking economic opportunity to ensure that every Manitoban can build a good life, enjoy an affordable cost of living and access good-paying jobs within a well-diversified economy. In support of the strategy, Manitoba is implementing key initiatives designed to improve access to capital, make Manitoba a more attractive destination for investment, accelerate the development of intellectual property and streamline how Manitobans and businesses interact with their government.

•	Manitoba’s Trade Growth Investment Financing Program is a $50 million program that provides loans to help small and medium enterprises (SMEs) invest in productivity-enhancing capital.

50 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

•

Manitoba’s Trade and Market Diversification Plan will launch in spring 2026, reducing reliance on the U.S. market and expanding Manitoba’s national and global trade reach. The plan aims to strengthen trade capacity, improve supply-chain resilience and promote innovation and competitiveness through co-ordinated, cross-government actions.

•

Building Up Manitoba Program: Manitoba is investing $4 million in 2026/27 to launch this streamlined workforce-training initiative designed to support small and medium-sized employers. The program focuses on strengthening workforce capacity and delivering tangible results for Manitobans.

Building Up Manitoba’s

Critical Mineral Sector

Protecting Mining Jobs in Thompson

Working with the federal government, Manitoba helped set the stage for a new owner for the mine in Thompson that will protect hundreds of jobs and the future of northern Manitoba for years to come. We are committed to developing new avenues for resource development in Thompson to attract private sector investment in the critical mineral industry.

Investing in First Nation-Owned Minago Mine

The Minago mine, in the heart of Manitoba’s nickel belt, owned and operated exclusively by Norway House Cree Nation, has the potential to become Canada’s first primary magnesium production facility using a low-emission extraction process. We are supporting Minago with a $2 million investment for pre-feasibility work including hydrogeological assessment, technical validation and engineering.

Advancing a Western Canadian

Critical Minerals Strategy

In January 2026, Manitoba led the way and signed on to an MOU with six other provinces and territories to establish a co-operation framework toward advancing a western Canada’s critical minerals strategy. The agreement underscores Canada’s potential as a global leader in critical minerals by aligning infrastructure investments across western Canada and amplifying the unique strengths of each region.

Investing in Mineral Exploration

The Manitoba government has invested $1.4 million through the Manitoba Mineral Development Fund (MMDF) to support eight mineral exploration projects that will advance critical mineral opportunities, strengthen Indigenous partnerships and stimulate economic growth in northern Manitoba. The investment is expected to leverage $16.8 million in private sector capital and create 102 jobs, supporting both short- and long-term employment and reinforcing Manitoba’s role in sustainable mineral development.

The Manitoba government is also continuing to offer the Mineral Exploration Tax Credit to assist exploration companies in raising capital. For the 2024 tax year, the most recent year for which data is available, more than $8.7 million in credits were claimed.

Mineral Development Fund Supports

Future Mining Opportunities

The Manitoba government, in partnership with the Manitoba Chambers of Commerce and the Canada Infrastructure Bank, is investing $1 million in a feasibility study to assess northern infrastructure requirements – such as roads, hydro, rail, shipping, telecommunications and utilities – to support critical mineral sector development in the province.

More Support for Producers

Agriculture is the backbone of Manitoba’s economy. As trade disruptions increase risk and uncertainty, we are stepping up with more support for our farmers and producers who feed Manitoba and the world.

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Manitoba has experienced a trade war on two fronts with Chinese tariffs on canola and pork along with trade uncertainty with the United States. As Canada’s trade relationship with China progresses, the Manitoba government is taking every step to support our producers in the canola and pork sectors and invest in our agricultural industries.

Extending the Crown Land Rent Freeze

For the third year in a row, we are freezing Crown land leases and maintaining the lowest rate in western Canada at $3.66 per animal unit month.

Supporting the Global Agriculture Technology

Exchange Building in Downtown Winnipeg

We are proud to support Manitoba cereals producers by partnering with farm groups from Manitoba, Alberta, Saskatchewan, Ontario and Quebec, as well as Cereals Canada, to showcase Manitoba’s grain to the world at a new state-of-the-art research and marketing facility in downtown Winnipeg. Designed to showcase Canadian grains to international markets, the facility will strengthen Canada’s ability to market its grains globally and uphold the quality standards the sector is known for while helping producers expand into new markets and diversify trade relationships.

More Risk Management Support

Budget 2026 invests an estimated $143.7 million in business risk management programming, including AgriInsurance, AgriStability, AgriInvest and Wildlife Damage Compensation to assist producers in managing risks while navigating the impacts of climate change. This funding includes:

•	$45.6 million in income stabilization for AgriStability to help Manitoba producers manage risks threatening their farms from changes in weather and markets.

•	$71.8 million contribution to AgriInsurance premiums to help protect producers against crop production shortfalls caused by natural perils.

•	$18.5 million for AgriInvest to help producers manage minor income fluctuations.

•	$7.8 million for Wildlife Damage Compensation to help producers who experience agricultural losses from wildlife.

Administered by the Manitoba Agricultural Services Corporation (MASC), a new sustainability-focused pilot program is being launched, the Forage Advantage incentive, starting with a 15 per cent premium discount on Forage Establishment Insurance for eligible perennial forage acres.

Additional program enhancements include new insurance coverage for meadow fescue grown for seed and expanded support under the Wildlife Damage Compensation program, adding eligibility for crop damage and livestock losses caused by wildlife. With participation exceeding 90 per cent of annual crop acres and more than 7,300 farms enrolled, these changes support producer affordability and encourage a stable and sustainable agriculture sector.

Manitoba Agricultural Services Corporation

(MASC) Centres in Virden and Shoal Lake

Our new MASC centres in Virden and Shoal Lake are now supporting over 1,000 farmers and producers a year, helping to ease the administrative burden on farmers and connect them with programs to save costs. Budget 2026 invests $1.5 million to continue this vital service through the Manitoba Agricultural Services Corporation.

More Loan Support for Farmers and Producers

We continue to support Manitoba’s farmers and producers through uncertain global trading shifts. This year, we are increasing lending support to help with cash flow and capital investments, including:

•	Increasing the loan amount eligible for the Young Farmer Rebate from $400,000 to $425,000 and

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the maximum individual lifetime limit from $40,000 to $42,500.

•	Increasing the direct loan limit to $6.25 million (from $5.75 million).

•	Increasing the stocker loan limit to $1.6 million (from $1.4 million).

Canada-Manitoba Sustainable

Canadian Agricultural Partnership

2026/27 marks the fourth year of the five-year Sustainable CAP Framework (2023-2028) aimed at investing $221 million in Manitoba to ensure the sustainable development and growth of our agriculture and agri-food sector, with the federal government contributing 60 per cent and Manitoba contributing 40 per cent.

•

$6.5 million is allocated to support 42 agricultural research and innovation projects in 2026/27 and 2027/28, including supporting industries that are putting Manitoba at the forefront of sustainable agriculture research and innovation.

•

$8.4 million to support 21 capital infrastructure and investment projects in 2026/27 and 2027/28 under Sustainable CAP’s Building Sector Capacity, Growth and Competitiveness priority area. These grants support job creation, increase revenue and profitability for agri-processors and expand markets, resulting in a more competitive economy.

•

$2 million is allocated to continue supporting investments in Beneficial Management Practices (BMPs) through the Sustainable Agriculture Manitoba Program, which helps Manitoba farms improve water, manure, livestock and cropland management. These efforts will also help position Manitoba producers and processors to seize economic opportunities from evolving consumer demands related to sustainability requirements.

•	$2.4 million is allocated to continue the Manitoba Resilient Agricultural Landscapes Program (RALP)
aimed at increasing the adoption of on-farm land use and BMPs as well as increase carbon sequestration.

•

$500,000 is allocated to continue support for the Livestock Predation Prevention Program – Predator Resistant Fence Construction, which supports the adoption of non-lethal, on-farm measures that reduce the risk of livestock predation.

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$600,000 is allocated to support sustainable training and resource-development initiatives that strengthen sector resiliency and competitiveness; to assist agri-production and agri-food processing sectors in adopting and enhancing food-safety traceability practices; and to advance agricultural and economic growth by creating the conditions for Manitoba businesses to meet the evolving challenges of domestic and global markets

Extension of Manitoba’s

Engineering Services Team

The government is investing $660,000 over two years (2026/27 to 2027/28) to ensure continuity of essential engineering services and accelerate progress in digital agriculture. This funding enables producers and industry partners to adopt emerging technologies more efficiently.

Manitoba Veterinary Medical Services Strategy

The Manitoba government has partnered with Keystone Agricultural Producers, the Manitoba Veterinary Medical Association (MVMA) and livestock and poultry industry associations to develop a strategy to improve access to veterinary services across Manitoba. The strategy focuses on expanding the veterinary workforce through several approaches.

In 2026, Manitoba government has allocated the following new funding to support the Veterinary Medical Services Strategy:

•	$201,000 for tuition rebates (an increase of $95,000 for Western College of Veterinary Medicine students

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in non-interprovincial training agreement seats who commit to return-of-service in Manitoba).

•	$100,000 for a veterinary recruitment program to attract newly licensed veterinarians to rural Manitoba.

•	$50,000 for clinical mentorships to support Internationally Educated Veterinarians in gaining supervised experience and achieving licensure over a six-month period.

•	$221,000 for the VetSTEP program (an increase of $65,000) to expand the program and enhance summer employment opportunities.

Building One Manitoba

Manitoba Jobs Agreement

Last fall, the Manitoba government introduced the Manitoba Jobs Agreement (MJA). All Manitoba government capital projects with a total project cost of $50 million or higher will be considered for an MJA.

The MJAs will ensure workers receive industry-standard wages, good benefits and robust safety protections. All contractors can participate under the terms of the MJA, which include prioritizing local employment, workforce development through apprenticeships targets and setting consistent terms for union and non-union trades. By establishing consistent terms across participating projects, MJAs promote labour stability by preventing labour disruptions, which helps make sure projects are completed on time and on budget.

Strategic Capital Investments

Last year’s record capital investment continues to grow our economy and create jobs as we build the infrastructure families and communities need.

•	A provincial-federal investment in 2025 of $76.9 million in water and wastewater capacity across rural Manitoba continues to create jobs. Regional allocations include $22 million for the

Red-Seine-Rat (RSR) East Water and Wastewater Treatment network, $22 million for the Pembina Valley Water Co op capital plan, $4.4 million for the Morden sewer line to Winkler and other wastewater capacity projects totaling $28.5 million, enabling communities to expand sustainably.

•	$1.5 million to upgrade the Deloraine-Winchester Airport from the 2025 Manitoba Growth and Renewal Opportunities fund.

•

$2.6 million to fund five critical infrastructure projects in the Parkland and Westman regions. This includes the Grandview Community Sustainability Initiative ($1.26 million), Swan River Legion Park Revitalization ($225,000), Road and Bridge Rehabilitation in Ste Rose ($438,000), Oliniyk Bridge Repairs ($59,000) and a veterinary clinic expansion ($672,000) through a joint application by several municipalities.

This year’s $3.8 billion in capital investments includes:

•	$605.2 million in 2026/27 for horizontal infrastructure, including highways, water-related assets, northern airports, marine facilities, general assets and flood mitigation projects.

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An additional $10 million investment in our highways across Manitoba, for a total budget of $525 million, and a commitment to work with industry partners to develop a capital plan to take stock of the state of our roads and the future investments needed to maintain and sustain them.

•	Twinning Highway 1E to Ontario border, involving initial design and environmental and heritage assessment work.

•	Highway 1 at PTH 5 Carberry – new overpass, with engineering design starting this summer.

•	Wasagamack airport road construction

•	Construction of a new interchange at Perimeter Highway and PTH 3 (McGillivray Boulevard)

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•	PTH 8 between PTH 67 and Gimli, involving the construction of four new passing lanes

•	PTH 2-West Jct PTH 21 (East of Deleau) bituminous reconstruction for 21.4kms.

•	PTH 5 Bridge at Spruce Woods going into construction.

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Schools and child-care centres: Capital projects include the construction of four new schools and child-care centres in 2026/27. These include Brookwood South in Brandon, and Devonshire Park, Meadowlands and Prairie Pointe in Winnipeg. $115.7 million is being invested to build another 55 childcare centres in 2026/27 in school, post-secondary and health facilities.

•

Health-care facilities: Capital projects in health care continue to build up capacity across the province. These include the new ERs at Victoria Hospital and E.M. Crowe Memorial Hospital in Eriksdale, a new CancerCare HQ, Portage Regional Health Centre, and personal care homes in Lac du Bonnet, Arborg and Winnipeg. Funding is also allocated for the design of The Pas Primary Care Clinic, as well as major upgrades to the Brodie Science Centre at Brandon University to train new health professionals.

Building Up Manitoba Hydro

Manitoba Hydro’s $1.17 billion dollar capital plan includes funding for the high voltage direct current (HVDC) reliability project, which will require a total investment of at least $6.8 billion over the coming decade. Manitoba Hydro’s HVDC is the backbone of our energy system, delivering roughly 70 per cent of the power used by Manitobans each and every day. After years of stalled investment, and with existing HVDC conversion equipment now 15 years past its expected service life, the government is re-investing in Hydro’s core infrastructure while putting Manitobans to work. Budget 2026 also includes nearly $200 million in capital funding to address demand on the transmission and distribution systems, including funding to connect new customers to help grow Manitoba’s economy.

Building 600 Megawatts of Wind Power

In March 2026, Manitoba Hydro issued a Request for Proposals (RFP) to procure 200 megawatts (MW) of new utility-scale electricity generation in partnership with First Nations and Métis. This is the next step toward building 600 MW of new wind generation, majority owned by Indigenous nations. This historic new partnership is supported by Manitoba’s Indigenous Loan Guarantee Program, which lowers the cost of capital and helps keep rates affordable.

Keeping Rates Affordable

Last year, we froze hydro rates to help make life more affordable for Manitoba families. Budget 2025 also reduced the debt guarantee fee and eliminated the Crown Corporations Capital Tax (CCT) to strengthen the financial health of our utility while keeping rates low. Budget 2026 takes further action to reduce the debt guarantee fee and help support lower rates.

The Manitoba government is also taking action on cryptocurrency mining, which currently are charged low rates while using valuable megawatts, including at times of peak demand. Legislation has been introduced to charge a levy on crypto harvesting operations while also enabling a crypto curtailment program. These actions, taken together, will help keep rates more affordable for residential customers while shaving peak demand capacity needs.

Building Manitoba’s Workforce

Budget 2026 invests a record $882.6 million in operating funding to post-secondary institutions across Manitoba.

New Post-Secondary Advisory Committee

We will support Manitoba’s universities and colleges and the broader post-secondary sector. To help institutions, faculties and students navigate changes, we will create

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a commission to study next stages in the sustainability of post-secondary institutions by examining the impact of federal reductions to international student programs in Canada.

Support for Students

The Manitoba government continues to support affordable access to post-secondary education through the Manitoba Scholarship and Bursary Initiative (MSBI), helping reduce financial barriers and promote student success provincewide. In 2026/27, $10.5 million will be allocated in funding across 15 partner organizations, including Manitoba’s public colleges and universities, student associations and community partners.

Reflecting the province’s commitment to equity and Indigenous education, the government will guarantee an $800,000 allocation to the Business Council of Manitoba Indigenous Education Awards.

Adult Learning and Literacy

Investing in adult literacy has a significant economic impact, setting Manitobans on a path to a good job and in many cases helping them to lift their family out of poverty and increase the chances that their children will graduate. After two years of steady increases, Budget 2026 invests $2.5 million in new funding for a total of $24.9 million. $1 million of this new funding will be dedicated to First Nations and northern communities.

Keeping Manitoba’s Workers Safe

We are restoring the workplace health and safety branch after cuts made by the previous government decreased the number of positions from 60 to 48, reducing the number of workplace inspections. After adding eight positions in the last two budgets, Budget 2026 adds a further two positions.

Dreambuilders Program

Manitoba is investing $800,000 in 2026/27 to launch the Dreambuilders program, which provides youth facing employment barriers with skills training, job opportunities and wraparound supports. Delivered in partnership with community organizations, the program offers culturally responsive services that help vulnerable youth overcome systemic barriers, reduce poverty and build pathways to long-term employment – strengthening both workforce inclusion and Manitoba’s future economy.

Training More Apprentices

For the first time in over a decade, we are increasing funding for apprenticeship training with an increase of 38 per cent, an additional $7.2 million to post-secondary institutions and labour unions to train more apprentices.

Investing in Research Facilities

The Manitoba government is investing $16.8 million toward the construction of two new biological research facilities at the University of Manitoba, strengthening provincial capacity in biotechnology, biomanufacturing and pandemic preparedness while supporting job creation and advanced training opportunities.

This investment funds the Prairie Biologics Accelerator at the Fort Garry campus, a secure biosecurity facility focused on biomanufacturing and vaccine development, and the One Health Emerging Respiratory Disease Centre at the Bannatyne campus, which will house high-containment laboratory capabilities not currently available in Manitoba, to support diagnostics, bioprocess development and hands-on training for work with high-risk pathogens.

Supported by both the Manitoba government and the Canada Foundation for Innovation, the facilities will contribute to the Prairie Hub on Pandemic Preparedness, a multi-university collaboration across western Canada aimed at accelerating vaccine and diagnostic research. Collectively, the investment positions Manitoba to retain and attract top research talent, expand life-sciences infrastructure and enhance

56 | Budget 2026 – Good Jobs. Lower Costs. Better Health Care.

the province’s role in global health research, innovation and long-term economic growth.

Investing in Brandon University’s

Brodie Science Centre Renewal

The government is modernizing science education infrastructure as part of a multi-year commitment to strengthen STEM programming and support future health and medical training pathways. This initiative enhances learning environments and creates economic opportunities in the Westman region. In 2024/25, the government invested $2.5 million for design and planning work. Budget 2026 will provide an additional $2 million in capital funding to advance the renewal of Brandon University’s Brodie Science Centre, creating state-of-the-art laboratories and modernized facilities.

Sustaining Strategic Labour Market Programs

The government continues to support programs that address workforce shortages in critical sectors of the economy. This initiative ensures Manitobans can access training linked to labour market needs and economic growth. In 2026/27, the government will grant an additional $525,000 in operating funding to sustain 14 previously approved strategic labour market programs delivered by five post-secondary institutions, including advanced care paramedicine, medical radiologic technology, respiratory therapy, clinical psychology, French-language education, advanced manufacturing, IT technician support and northern workforce development.

Prairie Innovation Centre

The government is advancing the Prairie Innovation Centre (PIC) for Sustainable Agriculture at Assiniboine College as part of a multi-year commitment to address Manitoba’s growing labour demands in the agriculture sector. In addition to the $10 million in 2025/26 to support planning and design, the Manitoba government has committed a further $60 million to advance the project.

Once completed, PIC will expand Assiniboine College’s capacity to train students in agriculture-related programs from 300 to more than 800 learners annually, helping grow Manitoba’s skilled agri-food workforce. This investment will strengthen applied research, innovation and industry partnerships, while improving access to high-quality education and childcare services for families in the Westman region.

Supporting Manitoba’s

Growing Tourism Sector

Tourism remains a vital economic driver for Manitoba, supporting jobs, strengthening local economies and contributing to vibrant communities across the province. In 2024, Manitoba welcomed 10.7 million visitors who spent $1.9 billion throughout the province, generated an estimated $355 million in provincial tax revenue and contributed $1.6 billion to Manitoba’s GDP. Despite a challenging year marked by Canada-U.S. trade tensions and the severe 2025 wildfire season, Manitoba’s tourism industry continues to show resilience.

In 2025, our government restored 95/5 funding, providing Travel Manitoba with an additional $4.5 million, including $450,000 to fund Indigenous Tourism Manitoba. Budget 2026 invests $400,000 in new funding to Travel Manitoba with $100,000 of that new funding going to support the Manitoba Lodgers and Outfitters, who bring in $522 million in spending a year.

Supporting Tourism in Churchill

A world-class destination known for its polar bears, beluga whales, northern lights and other attractions, the town of Churchill is a tourism hub.

In January, the Premier and several Ministers came to Churchill to hold a townhall with residents and a roundtable with tourism operators. This trip was important to establish strong lines of communication between the town of Churchill and the government as well as a spirit of collaboration as we take a balanced approach to developing the Churchill Plus project.

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Going forward, we will meet regularly with tourism operators and local businesses, and examine bringing additional resources to Churchill to work with tourism operators and the town to address polar bear viewing guidelines, enforcement and other polar bear specific issues, integrating bear behavior expertise into our wildlife policies.

We will continue to work with the town to address their needs for strong services and sustainable growth.

Supporting Manitoba’s Film Industry

Manitoba continues to be a premier destination for film and video production with one of the most generous tax credits in Canada.

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Healthier Families and

Safer Communities

Every Manitoban deserves to live in a thriving community where they feel safe and valued. For the third year in a row, our increases to municipal funding and policing are helping communities

across the province grow sustainably and safely, and our third increase to education funding is helping local schools give kids the best education. With more hockey rinks, cricket pitches and affordable housing, we are helping families in every community across the province live healthy and connected lives.

Investing in Education

$80 million in New Funding for Schools

The best investment we can make is in the next generation. After years of cuts to classrooms, our government has increased school funding above the rate of inflation for the third year in a row with a 3.5 per cent increase for the 2026/27 school year.

2026/27 school funding now totals $1.996 billion and includes:

•	$51 million increase to help public schools with operating costs, which includes the investment in salary harmonization and technical vocational education;

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$30 million for a universal school nutrition program and Nello’s Law, which protects the program for years to come, plus an additional $3 million from the sale of U.S. alcohol products for the Child Nutrition Council;

•	$15.2 million increase in capital support, which includes principal and interest costs related to building schools; and

•	$16.6 million increase to independent schools under the funding agreement.

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Expanding our New Schools

Budget 2025 committed to building 11 new schools, and this year’s budget invests $118 million in capital funding for construction of the first four schools scheduled to open in 2027. While the previous government opened schools at capacity, we are meeting communities’ needs and increasing the size of Devonshire Park and Prairie Pointe School from 650 to 800 students to match population growth and ensure every child has the best learning environment.

The 11 new schools will be:

1.	Devonshire Park School

2.	Prairie Pointe School

3.	Meadowlands School

4.	Brookwood South School in Brandon

5.	Division scolaire franco-manitobaine School in Brandon

6.	Ste. Anne Regional High School

7.	Bridgwater Lakes School

8.	Neepawa Regional High School

9.	Highland Pointe School

10.	Winnipeg North West High School

11.	A new Division scolaire franco-manitobaine School in St. Boniface

Funding is also allocated for design work for four additional schools: Brandon School (Division scolaire franco-manitobaine), Ste. Anne Regional High School (Seine River School Division), Bridgwater Lakes School (Pembina Trails School Division) and Neepawa High School (Beautiful Plains School Division).

More Teachers and Educational Assistants

(EAs) – More Attention for Our Kids

When kids have the one-on-one attention they need, they do better and our province does better. Over the past two years, Manitoba added 832 teaching positions, 577 educational assistants, guidance counselors and other educators and 72 clinicians to schools across the province.

Healthy Kids, Healthy Communities

– New Playground Fund

For the first time, we are building new schools with playgrounds. This shift in government policy will take pressure off parent council associations and ensure that all kids and communities have a great place to play.

In addition to this new policy, we are launching a $3 million fund to help support the development of play structures at existing schools.

French Language Education

A new Division scolaire franco-manitobaine school will be opening this fall in the St. Boniface neighbourhood of Winnipeg, meeting the growing French education enrollment needs.

Since the launch of the revised French Immersion Policy in 2023, we have held over 30 professional learning sessions with 98 leaders in the French Immersion system to develop their knowledge and confidence in implementing the French Immersion Program in their schools.

In recent years, the capacity of the Université de Saint-Boniface’s (USB) faculty of education has grown significantly.

Over the last 24 months, work has been ongoing as several projects are underway, such as:

•	Piloting of training for school leaders and new recruits

•	Development of a French-language wellness toolkit for administrators and teachers

•	Bachelor of Education recruitment initiatives at USB, such as Education Discovery Days for high school students and adults

•	Creation of an information guide for newcomers interested in a career in teaching in French in Manitoba

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•	Creation of a roadmap on hiring, immigration and certification processes for internationally educated teachers to be used by school divisions

School Safety

With $560,000 to school divisions and additional support to the Manitoba School Boards’ Association, schools received new funding to enhance safety plans and security measures and participate in training sessions and a school safety forum. We are protecting students in the classroom with laws against inappropriate sharing of images and outside the classroom by working with divisions and school resource officers to keep students safe.

Creating More Child-Care Spaces

Manitoba is halfway to meeting our goal of 23,000 new child-care spaces for children under seven, with over 5,400 spaces already opened and more than 6,100 committed spaces.

In 2026/27, 21 new childcare centres will be complete, creating 1,081 new childcare spaces for children aged 0-12 in West Kildonan, St. Boniface, River Heights, Burrows, Brandon, Portage la Prairie and many other neighbourhoods. In addition to these new centres, we are expanding existing childcare centres and home-based daycares to add another 1,235 child-care spaces in 2026/27.

We continue to increase operating funding for child-care centres with a $14 million total increase to budgets for operating and wages in Budget 2026.

Budget 2026 also increases operating funding for school-age child care by $1.1 million to support the creation of an estimated 800 school-age child-care spaces in 2026/27.

By removing childcare fees altogether for families with the lowest incomes, we are giving every child the best start and helping parents pursue education and pathways to good jobs.

We are creating spaces for health-care workers, partnering with the federal government to jointly invest over $5.6 million to construct a new $10-a-day child-care centre at Riverview Health Centre in Winnipeg. This new centre will create 80 new spaces – including 16 infant and 64 preschool spaces – to better support health-care workers with accessible, high quality early learning options close to their workplace. Construction is underway and the centre is expected to open in fall 2026.

Investing in Early Childhood Educators

Early childhood educators (ECEs) play a big role in giving Manitoba kids a good start, and they deserve wages that match their expertise and show how much we value them.

Our historic $5/hr wage grid increase for ECEs last year is helping recruit and retain workers in this priority sector. And this year, wages will increase for ECEs by two per cent.

From March 2023 to February 2026, the sector has grown by 40 per cent with 1,118 more ECEs working in Manitoba’s licensed childcare sector.

In addition to the wage increase, we are expanding the successful Recruit-Back Incentive of $5,000 to encourage workers to return to full-time work in the licensed sector. More than 800 ECEs have received this incentive so far and we are expanding it to bring even more back.

Investing in Municipalities

From Flin Flon to Steinbach, we know that working together with municipalities is the best way to deliver real results for Manitobans. After years of funding freezes, our government is increasing municipal funding for the third year in a row by $5.9 million. This funding includes:

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•	A two per cent increase to municipal operating funding. Including capital, total funding will reach $473.5 million in 2026/27.

•	$12.6 million from the One Manitoba Growth Revenue Fund that guarantees municipalities 4 per cent of gas tax revenue (as the gas tax revenues grow municipalities benefit)

•	$42 million from the Manitoba GRO (Manitoba Growth, Renewal and Opportunities for Municipalities).

•

A two per cent increase for a total of $11.5 million for operating and maintenance funding for Northern Affairs communities. This funding supports the provision of safe drinking water, wastewater, solid waste management, roads and other infrastructure, as well as governance and administration, public works and land use planning within communities.

•

$3.8 million in Northern Affairs Capital Grants to address critical infrastructure needs in Northern Affairs communities, including water, wastewater and solid waste capital projects to meet legislated and regulatory requirements and growth needs.

•	The Manitoba Water Services Board will provide $24 million to support municipalities in rural and northern Manitoba to pursue water and wastewater projects to support local needs and growth.

•	Increased funding for two new positions in the Office of the Fire Commissioner to further strengthen provincial emergency response capacity.

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Supporting Community Development

Our government is proud to support communities with funding for important projects like:

•	$400,000 for the Lac du Bonnet Airport

•	$1.1 million for the Dugald Pool

•	$500,000 for the North Central Canada Centre of Arts and Environment in Flin Flon

•	$1 million for Brandon – the Eastview Landfill, the Andrews Field baseball stadium and the Brandon Community Sportsplex

•	$1.7 million for the Sioux Valley Dakota Nation Healing Lodge

•	$65,000 for The Pas Baseball Diamond Upgrades

•	$225,000 for the Swan Valley Legion Park revitalization project.

•	$10 million in additional funding to date for continuing work on the new Thompson pool

•	$32,000 for the Steinbach Arts Council

Welcoming and Supporting

Newcomers to Manitoba

We are proud to welcome newcomers to our communities with kindness and generosity – that’s the One Manitoba way – and we recognize their valuable contributions to our workforce and our cultural life. Our government supports newcomer families through settlement support services, language training, credential recognition supports, housing and rent assistance, and multicultural and community grant support programs. Newcomer families are also welcomed into Manitoba public schools, train at Manitoba colleges or universities, and access public health care and other provincial services – all as full members of our shared society.

Supporting the LGBTQ+ Community

Manitoba continues to strengthen its commitment to building safe, inclusive communities where all people can thrive.

We are continuing our commitment to Pride Winnipeg, providing $125,000 in annual funding to support year-round education and awareness activities that promote inclusion and visibility for 2SLGBTQIA+ Manitobans.

Through Women and Gender Equity (WAGE) budget 2026 once again commits $100,000 in funding to 2Spirit Manitoba Inc. This investment advances community-led initiatives supporting Two-Spirit wellbeing, cultural revitalization, and opportunities for peer connection.

WAGE’s gender equity mandate includes a granting program that supports organizations delivering services and programming for the 2SLGBTQIA+ community. Manitoba is continuing to fund the Women and Gender Equity Community Grant with $30,000 this year, ensuring community groups can advance local initiatives that strengthen equity and inclusion.

Investing in Community Programming

and Job Creation

More opportunities for recreation and employment are some of the best ways to keep young Manitobans on a positive path. Budget 2026 invests $13.5 million in the From the Ground Up grant program that continues to provide opportunities for children, youth and families by supporting vital community programming across the province. These programs build skills and community for young people and help lower rates of youth crime.

Programs funded last year include:

•

In northern Manitoba: $100,000 for Phase 2 of the Flin Flon Aquatic Centre; $100,000 for youth centre upgrades at the Boys and Girls Club of Thompson; $100,000 for the Fort Island baseball facility in Norway House; $56,100 for a community greenhouse in Nelson House and $44,300 for the Thompson Community Development Corporation

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to implement Thompson’s Community Safety and Well-Being Plan.

•

In the Interlake region: over $1.2 million to support 24 community development projects including $56,600 for upgrades at Royal Canadian Legion Branch No. 42; $18,000 for City of Selkirk youth programming; $39,000 for Hydro Park improvements in Selkirk; $34,000 for the Town of Stonewall’s Stonewall into the Future secondary plan, and $19,000 for Eriksdale Active Living Council equipment upgrades.

•

In Westman: $100,000 for Keystone Lions Humanity Park and $100,000 for the Keystone Centre (Brandon); $94,755 for Brandon Public Library and Art Gallery renovations; $58,582 for Killarney and Area Foodbank capacity improvements; $100,000 for Souris-Glenwood Community Golf Course infrastructure upgrades; $80,000 for John Howard Society of Brandon transitional housing programming; $107,000 for the Gilbert Plains golf course; $60,425 for United Way Brandon and District wellness programming; and $20,000 for YMCA of Brandon day camp enhancements for inner-city children.

Budget 2026 also invests $6.9 million in the Urban/ Hometown Green Team program to support municipalities, communities and non-profit organizations with youth employment during the summer months.

Protecting Communities from Wildfires

Following the worst wildfire season in 30 years, our government is strengthening provincial readiness through a comprehensive after action review with First Nations, Indigenous governments, municipalities and external organizations. This collaborative review will inform improvements across prevention, preparedness, response and recovery.

Interim findings from the report have led the province to make the following investments in Budget 2026:

•	$1.2 million to add 19 firefighters, improving response capability, sustaining preparedness levels and supporting better co-ordination during increasingly complex wildfire events.

•	$1 million to add 15 more staff to Emergency Management Organization

•	$459,000 to add four more conservation officers

•	$1.2 million to upgrade the Manitoba Wildfire Service’s weather information and fire mapping systems. This upgrade will help with modelling and predictions, enabling more lead time for evacuations.

•	Negotiations are underway to build a new initial attack and fire base in the Thompson area.

•	Expanding wildfire training and creating more opportunities in partnership with northern Indigenous communities.

•	$1.1 million for aerial firefighting services

•	Three new water bombers have been ordered and the first plane will be delivered in 2031.

To support communities in recovery, the government has launched the 2025 Wildfire Disaster Financial Assistance (DFA) Program, providing financial support to municipalities and local authorities that were directly impacted or incurred significant costs while hosting evacuees. Eligible costs include pre-emptive preparation, emergency response operations, recovery and restoration activities, relief and recovery supports and long-term wildfire mitigation strategies.

Safer Communities

Policing and Community Patrols

Since 2023, we’ve increased funding for justice services every year. As a result, violent crime is down for the first time in four years. Budget 2026 continues our annual

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increase to police funding with additional money for the RCMP and First Nations policing, a new investment in law enforcement to target retail crime and a focus on getting drugs off our streets. In total, we are increasing funding by $39 million to cover the following initiatives and more:

•	A two per cent increase ($1.2 million) to the Urban Policing Grant/Public Safety Basket

•	$2.4 million to add 12 additional officers

•	$14 million in increased funding for correctional services

•	$8 million in funding for the RCMP

•	$6 million for the First Nations and Inuit Policing Program

Public Safety Grants for Neighbourhood

and Biz Associations

With new grants for neighbourhood and biz associations across the province, we will support the unique public safety needs of communities, helping them make streets and downtowns safer and support local businesses.

Bail Reform

One of the first actions we took in government was to bring in real bail reform. Budget 2026 continues this work by funding 200 ankle monitors, an expansion of $1.2 million, to track people on bail and to stop repeat offenders from causing harm. In addition to this investment, Manitoba successfully pushed the federal government to tighten the rules for repeat violent offenders and retail theft and bring in harsher penalties for violent crime against first responders.

Cracking Down on Illicit Drugs

and Organized Crime

We’re bringing together the best minds and practices in Canada to fight back against drug trafficking and organized crime. In February, we created the Manitoba

Organized Crime and Drug Trafficking Task Force to strengthen the province’s response to the trafficking of methamphetamine, fentanyl, cocaine and other illicit drugs that continue to undermine community safety. The task force includes senior leadership from RCMP, the Winnipeg Police Service, Canada Border Services Agency, Manitoba Justice, Manitoba Criminal Intelligence Services, Manitoba First Nations Police Service and municipal police services. It will be advised by Mr. Kevin Brosseau, Canada’s fentanyl czar.

Guided by the work of this task force, the Winnipeg Police Service will lead a methamphetamine sweep in the coming year, prioritizing cracking down on the creation and distribution of this toxic drug.

Dauphin Centre for Justice

We are investing a total of $142 million to build the Dauphin Centre for Justice with $7 million to break ground this year. This centre will make our province safer, helping people who are ready to turn their lives around and returning good jobs to the Parkland region that were cut by the previous government.

Youth Weapon-Violence Prevention

and Long-Bladed Weapon Control

The Manitoba government is advancing a made-in-Manitoba solution to knife and weapon crime under the Public Safety Strategy. The plan reduces youth weapon carrying and violence through a co-ordinated public education and mentoring approach involving schools, community organizations, law enforcement and youth.

Supporting Victims of Intimate Partner Violence

No one should have to face violence in their home or from their family members. We are investing $2.9 million over two years to protect victims of intimate partner violence and expanding the electronic monitoring program to provide survivors with notifications when an alleged abuser breaches their conditions. We are

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also widening eligibility criteria to support survivors of intimate partner violence. This enhancement of protection order enforcement in rural areas will be facilitated in partnership with RCMP and municipal police forces.

The Manitoba government is continuing to support Parkland Crisis Centre & Women’s Shelter in Dauphin, which provides support services to women and children escaping intimate partner abuse, a 24-hour crisis line, emergency shelter, counselling, child and youth programs, support groups, referrals and advocacy. Further supports to the Western Manitoba Women’s Centre (WMWC) in Brandon provide women, gender-diverse individuals and their children across western Manitoba with trauma-informed counselling, advocacy and inclusive programming.

Helping Youth Find a Good Path

The Manitoba government is dedicated to helping connect youth with their language, culture and traditions through continued investment in healing lodges and other land-based education initiatives. In partnership with Manitoba Keewatinowi Okimakanak (MKO), we anticipate opening the Thompson youth healing lodge in 2026/27. The healing lodge will provide culturally appropriate services and traditional-based teachings for youth in the north, with the aim of decreasing the overrepresentation of Indigenous youth in custody.

Being tough on the causes of crime starts in schools and in the community. Our Universal School Food Program and investments in community programming give kids more reasons to show up for class and more opportunities after school that will help them stay on a positive path. Through From the Ground Up, we’ve invested in:

•	58 hockey rinks, arenas and ice surfaces

•	eight pools, aquatic facilities and splash pads
•	66 playgrounds, play structures, park and green space upgrades

•	104 recreation programs

This approach is working. For 2025, the Winnipeg Police Service reported youth violent crime was down 22 per cent and youth property crime was down 23 per cent.

Investing in Reintegration Supports

We are helping people who are ready to turn their lives around with enhanced supports in 2026/27 for adult literacy resources, as well as job training and trades programs in correctional centres, along with continued assistance for inmates in obtaining identification necessary to ensure access to housing and other essential supports for successful reintegration.

Expanding Restorative Justice

A restorative justice agreement was signed with Island Lake Tribal Council, with plans to renew for the 2026/27 fiscal year, to support interventions for Anishinew Okimawan First Nations.

A Safe Place to Call Home for Everyone

We are committed to ending chronic homelessness in two terms of government and we are making good progress. Since January 2025, our Your Way Home strategy has successfully moved 186 people in Winnipeg and 36 people in Brandon from tents to housing.

In our government’s first two budgets, we made historic investments to repair thousands of Manitoba Housing units that were closed under the previous government. To regain units that were sold off under the previous government, we made massive capital investments to acquire more units by purchasing buildings and partnering with organizations to build back Manitoba’s social and affordable housing stock.

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By building up the housing ladder, we are helping Manitobans get back on their feet with pathways to good jobs and independent housing. Our housing and homelessness funds in this year’s budget are focused on providing the wraparound supports Manitobans need to progress up our housing ladder.

Transitional Housing with Supports

Our housing ladder starts with transitional housing units with 24-7 wraparound supports, where Manitobans who were previously living in encampments can get the help they need to stay in a warm and safe housing unit.

With funding from Budget 2025, we partnered with non-profit organizations to establish five new supportive transitional housing projects. These five projects created 114 supportive housing spaces with 24-7 wraparound supports. Now Budget 2026 invests $4.5 million to support more people moving from tents to these transitional units.

In Budget 2025, the government also purchased a new building to be used as transitional housing. This building can house 118 people. Now Budget 2026 invests $3.7 million in operating funding to provide wraparound supports to people in buildings like this one. While renovations at this site continue, the space is also being used as congregate temporary accommodations, housing dozens of people who need a warm place to stay. The building will be fully operational as supportive transitional housing by this summer.

Work continues on a navigation centre that will serve as a one-stop service centre to connect individuals with the right level of housing, supports and health care.

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Budget 2026 maintains last year’s funding for building and maintaining social and affordable housing with $78 million to build and renovate and $54 million to maintain existing housing units. With an additional $12.8 million in grant funding, we expect to create 215 more units.

And we will continue funding the current case volume of the Canada-Manitoba Housing Benefit (CMHB) so that no one will lose existing housing benefits.

We have committed up to $176.5 million in support for rental housing built by 2030 under our Rental Housing Construction Incentive (RHCI), with enhanced benefits available for affordable housing.

So far, 46 rental housing projects, with more than 1,500 affordable units and 3,000 units in total, have been identified as eligible for a projected $31 million in tax credits under the RHCI.

While the previous government sold off social housing, we are protecting it with $12.5 million in this budget that will support an additional 2,974 units across the province in housing projects like Spruce Woods Housing Co-op in Brandon, Anicinabe Housing Corporation in Dauphin and a seniors housing project in Charleswood.

We are also getting more affordable housing built by partnering with the Business Council of Manitoba with a $10 million Collaborative Housing Alliance (CHA) fund. The CHA aims to increase the availability of affordable housing units in Manitoba by acquiring, converting and renovating existing buildings and building new housing. The CHA has already secured $10 million in additional funding from private and foundation sector investors, which will help get 48 transitional housing units built, with more housing units to follow.

Budget 2026 also invests $2.7 million for the new supply of rental housing. Rent subsidies to housing operators support the continued supply of social and affordable housing units in Manitoba by supplementing the operator’s income such that they are able to offer the units at lease costs below market rate and remain affordable for low-income tenants.

New Social and Affordable Housing

Our investments in new housing through partnerships include:

Market Lands in Exchange District

(under construction)

The first of three projects planned for this site. The Manitoba government is committing $1.8 million in capital so that 48 of the 95 units can be rented as social housing.

Infinity Women’s Secretariat – Interlake

region (under construction)

The government is providing $5.8 million in capital for the construction of 20 units for Indigenous women and 2SLGBTQIA+ relatives in need of safe, affordable housing. This project is being done in partnership with the Manitoba Métis Federation.

Inuka Housing at 1510 Main Street in

Winnipeg (under construction)

One of Canada’s first Black-led housing projects. The Manitoba government is committing $1.04 million in capital as well as an annual operating subsidy so that 30 of the 72 units can be rented as social housing.

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Raising the Roof – 480 Young in

Winnipeg (recently completed)

The government provided $1.2 million for the development of 23 units for people experiencing or at risk of homelessness. All units will be rented as social housing.

Shanghai development in Winnipeg’s

Chinatown (under construction)

The Manitoba government is providing $3 million toward this development of 54 social housing units for low-income families in Winnipeg’s Chinatown area.

A Healthy Environment for

Everyone to Enjoy

Free Transit for Kids and Youth

Investing in public transit is a key component in our Path to Net Zero. With this investment we are supporting lifelong bus ridership by encouraging more kids and their families to take the bus.

Working with the city of Winnipeg and other municipalities, we will roll out this new program saving families money and reducing GHG emissions.

Extending the EV Rebate

We know Manitobans will make the climate-friendly choice when it’s affordable. Our Manitoba Electric Vehicle Rebate Program has successfully assisted many Manitoba families to make the switch to an electric vehicle or plug-in hybrid vehicle. Since the inception of the program in July 2024, over 5,000 rebates have been provided, resulting in reductions of over 22,000 tonnes of harmful greenhouse gases annually. Incentivizing these choices is helping us along the way on our path to net zero.

To continue to support Manitoba families to adopt electric vehicles and plug-in hybrid vehicles, the Manitoba Electric Vehicle Rebate program is extended.

Purchasers will be able to continue to apply with Manitoba Public Insurance to receive a $4,000 rebate for a qualifying new electric vehicle or plug-in hybrid and $2,500 for a qualifying used electric vehicle or plug-in hybrid vehicle.

Affordable Clean Energy Investments

Budget 2026 allocates $10 million to help families upgrade to heat pumps and other energy saving measures through the Affordable Home Energy program, saving families money on monthly energy bills and reducing greenhouse gas emissions.

Supporting Recycling and Composting

We are investing $8.7 million to advance waste diversion and recycling initiatives through the Waste Reduction and Recycling Support Levy, which aims to divert more materials from landfills, cut greenhouse gas emissions and create new business and job opportunities within a circular economy.

Remediation of Orphaned and Abandoned Mines

The department of Environment and Climate Change will accelerate the remediation of orphaned and abandoned mines, contaminated sites and depleted quarries and pits to protect public health, strengthen environmental stewardship, enhance community safety and reduce the overall liabilities in Manitoba. This work will be advanced in partnership with Indigenous communities to create local economic opportunities while restoring lands impacted by historical industrial activity.

Protecting Nature

Manitoba is partnering with the federal government, Indigenous Nations, the town of Churchill and Oceans North to advance a feasibility study on a National Marine Conservation Area in Hudson’s Bay. The initiative would protect one of the world’s most ecologically significant

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marine environments while supporting sustainable economic development and northern tourism.

The Seal River Watershed Alliance, the Government of Canada and the Manitoba government are working to establish a protected area in the Seal River Watershed. This will advance our commitment to protect 30 per cent of Manitoba by 2030 by getting us towards 18 per cent.

The Seal River Watershed, spanning over 50,000 square kilometres in northern Manitoba, is one of the largest ecologically intact watersheds in the world. Home to pristine rivers, diverse ecosystems and at least 25 species at risk, the region holds immense ecological, cultural and economic value. It provides clean drinking water, carbon storage and support for sustainable livelihoods through local food harvesting, ecotourism and conservation economies.

Clean Water

Budget 2026 continues to implement Growing Outcomes in Watersheds (GROW) to enhance watershed health, climate resilience and water quality across Manitoba. GROW is delivered by Manitoba’s 14 watershed districts with support from the Manitoba government and other partners, including the Manitoba Habitat Conservancy.

In 2026/27, Manitoba is committing more than $4 million annually to preserve Manitoba’s aquatic ecosystems and biodiversity through aquatic invasive species (AIS) prevention and response.

The Manitoba government continues to spearhead efforts to reduce nutrient loading to Lake Winnipeg and improve water quality across Manitoba, including implementing strong water-protection legislation, such as the new Nutrient Targets Regulation, and enforcing nutrient effluent standards for municipal and industrial wastewater facilities.

We will develop a plan to fund phase 3 of the North End Water Pollution Control Centre and build it with good Manitoba jobs under a Manitoba Jobs Agreement.

Dauphin Northgate Trails Network

Manitoba is providing $1.5 million for Northgate Trails, a multi-use trail network in the RM of Dauphin along Provincial Trunk Highway 10, integrating the northern escarpment of Riding Mountain National Park. The expanded trails will position the Parkland region as a mountain biking destination.

Investing in Our Parks and Campgrounds

Manitobans love our parks and campgrounds. As families spend more of their vacation dollars here at home we are investing in our parks and campgrounds with $1 million in operating funding to fully staff our parks.

This year our parks capital budget covers upgrades at Spruce Woods, Birds Hill, Hecla, Falcon Lake and West Hawk. Last year we ended the previous government’s contract for park passes with a Texas firm and now that money is staying right here in Manitoba with a local company.

Disaster relief funding will also be used to rebuild campgrounds in Nopiming Provincial Park so families can continue to enjoy these beloved campgrounds.

Health Care for You and Our

Special Friends, too!

With $650,000 in investment in the wildlife haven rehabilitation centre, we are helping them care for orphaned and injured animals.

With $5 million in funding, we also supported a new animal health centre at the Assiniboine Park Zoo.

Investing in Arts, Culture and Sport

Arts and Culture

Arts, culture and heritage are central to Manitoba’s creativity, community well-being and economic vitality from the North Central Canada Centre of Arts and Environment in Flin Flon to the Gas Station Theatre in

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Osborne village. The sector contributes an estimated $1.75 billion to Manitoba’s GDP, sustains 20,000 jobs and generates $152.9 million in tax revenue.

Many arts and culture organizations face challenges from rising costs and shifting post-pandemic audience patterns. To support growth and adaptation, Budget 2026 allocates $250,000 to the Manitoba Arts Council, in partnership with the Winnipeg Foundation, to advance the Looking Forward program. This initiative assists organizations in adapting to Manitoba’s evolving arts and culture sector, strengthening capacity, resilience and long-term sustainability.

Hosting the Junos

Music matters, and artists are an essential part of a vibrant social and cultural life. That is why we are pleased to be hosting the Junos in 2027 with $1.5 million in funding. This iconic Canadian event will highlight One Manitoba and bring tourism dollars and economic activity to our capital city.

Support for Libraries

Manitoba public libraries play a vital role in fostering community connections and serve as hubs for learning, literacy and the exchange of new ideas. Access to libraries is crucial for healthy communities. No matter what part of our province you live in, you should have access to the information, education, internet connection, programming and community connections public libraries offer. Budget 2026 allocates an increase of $700,000 in funding available for Winnipeg, rural and northern public libraries, reflecting our commitment to ensuring all Manitobans have equitable access to quality library services. The combined total of provincial investment in public libraries in 2026/27 is $9.6 million.

One of the busiest libraries in Manitoba, the Gaynor Family Regional Library in Selkirk, gives community members a space to gather and kids a free place to spend time after school. Through the Manitoba Growth, Renewal and Opportunities for Municipalities (Manitoba

GRO) program, we invested $600,000 to support the expansion of this important community resource.

Support for the Sport Sector

Budget 2026 will also increase the amount of grant funding available to sport organizations hosting amateur sporting events in Manitoba. This benefits Manitoba’s athletes, sport organizations and communities by strengthening organizational capacity and economic development through tourism.

Supporting Manitobans

with Disabilities

Budget 2026 builds on our government’s commitment to a life of dignity and respect for Manitobans living with disabilities. Ongoing investments increase the number of participants in services, provide clinical supports, provide assistance with housing costs and help to stabilize staffing that addresses increased caseloads and operating costs.

Delivering High-Quality Autism

Services Through St.Amant

Manitobans with autism and their families deserve the best support. As the caseload for autism services grows, we are adding $5 million to bolster services at St.Amant, increasing total autism-specific supports from the Department of Families to $30 million. This lays the groundwork for a new centre of excellence in Children’s Autism Services, providing a more streamlined and coherent system to help families access services sooner.

Basic Need Supports for

Persons with Disabilities

Essential financial assistance through Manitoba Supports for Persons with Disabilities helps people living with severe and prolonged disabilities meet their daily living expenses including food and shelter. This year, Manitoba is increasing supports for the

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Basic Needs Benefit by $3.6 million. This investment and annual indexation of benefits will help ensure participants can continue to meet their basic needs amid rising inflation costs.

Community Living disABILITY Services

We know that individuals and families who have the supports they need are able to thrive. This is why Budget 2026 increases the investment in Community Living disABILITY Services (CLDS) by $18.6 million, providing support for key services needed by Manitobans living with an intellectual disability.

Manitoba Accessibility Fund

The Manitoba Accessibility Fund (MAF) offers up to $50,000 in one-time project funding to enhance accessibility throughout the province. Projects must support the goals of The Accessibility for Manitobans Act and can include initiatives that remove barriers, improve access to information, or create accessibility training and tools. Managed by The Winnipeg Foundation, the MAF has supported 143 projects and invested more than $3.3 million to advance accessibility in Manitoba communities.

Employment and Income Assistance

Budget 2026 includes an increase of $28.6 million for Employment and Income Assistance (EIA), Manitoba Supports for Persons with Disabilities and Income Assistance for Persons with Disabilities to help Manitobans support themselves and their families. EIA provides critical Rent Assist for those who need help with their housing costs and employment supports for those who are able to work.

Rent Assist

$16.9 million of the $28.6 million mentioned above is for Non-EIA Rent Assist shelter benefits for low-income Manitobans. This benefit continues to be indexed at

80 per cent of median market rent for low-income Manitobans and supports nearly 10,000 households.

Child and Family Services Basic

Maintenance Rate Increase

The Manitoba government is delivering on its commitment to enhance support for out-of-home caregivers by implementing a 10 per cent increase to basic maintenance rates. Beginning in October 2025, this is the first increase to basic maintenance rates since 2012 and provides an additional $7.2 million in funding to Child and Family Services authorities and mandated agencies. This investment assists caregivers to help cover day-to-day essential expenses including food, utilities, clothing and activities that support the well-being of children and youth.

Child and Family Services Wages

The Manitoba government will invest an additional $2.1 million in 2026/27 to strengthen the Child and Family Services system. A dedicated funding increase to agencies’ allocations to operations to ensure sufficient funding is available for staff to align with wages of provincial Child and Family Services staff. This funding aims to provide an increase of two per cent to wages as the Manitoba government works towards salary alignment across all Child and Family Services agencies.

This builds on the investment of $11.3 million made in 2025/26 to align wages of Child and Family Services staff.

Mino’Ayaawag Ikwewag –

All Women Doing Well

The Mino’Ayaawag Ikwewag Provincial Strategy, launched in November 2024, reflects our government’s sacred commitment to the safety, protection and empowerment of Indigenous women, girls, 2Spirit and gender-diverse people.

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Through ongoing investments, including a third $20 million investment in Budget 2026, implementation of this strategy is guided by the central principle of All Women Doing Well in a life free of violence and filled with opportunities for themselves and their families. This work is anchored in the community and is the informed result of efforts by Indigenous Matriarchs, leaders, communities, allies and family members. Mino’Ayaawag Ikwewag recognizes that MMIWG2S+ relatives are powerful and resilient rather than simply victims and survivors of a crisis.

Budget 2026 brings new and continued support for MMIWG2S+ including:

•

An investment of $100,000 for the Western Manitoba Women’s Centre (WMWC) in Brandon to increase capacity and expand programs for women, gender-diverse individuals and their children. The WMWC provides counselling, family violence supports, cultural programming, service navigation and a breakfast program. Delivered through the From the Ground Up – Safe, Healthy Communities for All program, this funding enabled the centre’s relocation including required renovations, furnishings, equipment and signage. This investment, which builds on last year’s $500,000 to support Franny’s Place in Brandon, strengthens access to safe, community-based supports across the Westman region.

•	An increase of $125,000 for the Thompson Crisis Centre to support people experiencing gender-based violence (GBV).

•	Annual grants of more than $687,000 to support MMIWG2S+ children, families, communities and organizations.

•

A $4.6 million investment in establishing Manitoba’s first 24-7 safe space for Indigenous women in Winnipeg, providing immediate, short-term safety and stabilization for Indigenous women at risk of violence, homelessness or exploitation. The Mino’Ayaawag Ikwewag Lodge will provide low-

barrier access to culturally safe crisis support including counselling and cultural wellness spaces, a dedicated crisis response line operated by trained Indigenous staff and a mobile transportation service to ensure safe travel to the facility.

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A Government that Works for You

Manitobans deserve a government that is responsive,

transparent and reflects their priorities. By modernizing

and expanding government services, we are working

hard to make life a little easier for you.

Budget 2026 strengthens our commitment to delivering public services that are more accessible, responsive and modern for Manitobans. Over the past year, we have continued making targeted investments that support communities, including upgrades to local infrastructure such as waste management and regional facilities through the Manitoba GRO program. These investments help municipalities provide the dependable, everyday services that people rely on and support long-term community growth and well-being.

We’re also taking important steps to strengthen Manitoba’s digital and technological capacity. In late 2025, the province received a detailed report on the future of technology, innovation and productivity, offering practical ways to improve how government delivers services – including opportunities to use new tools, supported by human oversight, to reduce delays and cut red tape.

Together, these efforts reflect a government focused on making life easier for Manitobans. Whether it’s improving local infrastructure, expanding access to community supports or preparing Manitoba to benefit from emerging technologies, Budget 2026 helps build public services that work better today while laying a strong foundation for the future.

24-7 Snow Clearing Pilot

on Perimeter Highway

We introduced a pilot program enabling 24-7 winter maintenance on the Perimeter Highway (PTH 100 and 101) to improve road safety and reliability during severe winter weather. This supports faster response times during major storms, enhances public safety and helps reduce travel disruptions on one of Manitoba’s busiest transportation corridors.

More Support for Renters

Manitoba’s rental market is growing, and so we are strengthening Manitoba’s residential tenancies legislation. This requires more resources to respond to growing needs for mediation, inspection and enforcement needs. The Residential Tenancies Branch has added seven staff to meet the growing demands and to expand its services to more rural centres.

Improving Vital Statistics

The Vital Statistics branch is introducing a series of innovative initiatives for 2026/27. The branch will enhance its website to provide the public with more comprehensive, timely and accessible service information. Improving online information is critical to supporting transparency and enabling Manitobans to better plan for services related to life event registration and certificate applications. Website enhancements will include the addition of weekly processing times

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for a range of services, including birth, death and marriage registrations, as well as regular service certificate applications. The branch will also launch a new electronic death registration system to modernize and streamline death registrations. Transitioning to an electronic registration system will reduce manual processing, improve accuracy and timeliness, and enable faster information-sharing across government and partner organizations.

Francophone Services

Manitoba’s Francophone Affairs Secretariat continues to work hand-in-hand with Francophones so they can access the services and information they need in French. This includes leveraging $1 million in federal funding to increase bilingual services across the province and supporting important partnerships with Manitoba Justice, Travel Manitoba and the Association of Manitoba Bilingual Municipalities.

This investment, which runs until March 31, 2028, will make a real difference in the lives of Francophones. It will help families access select family law programs in French, support the creation of new bilingual tools for French-speaking tourism operators and help municipalities enhance bilingual public signage. It also strengthens local planning by improving co-ordination on multi-year French-language service plans. This helps ensure that communities have what they need to grow and thrive.

The Francophone Affairs Secretariat will also work in close collaboration with the Francophone Affairs Advisory Council and through ongoing consultation with Manitobans to make Manitoba a truly bilingual province.

Manitoba has launched the Access to Justice Francophone Service Hub at the St. Boniface Court Office (614 Des Meurons St.), in partnership with the Association des juristes d’expression française du Manitoba (AJEFM). The hub consolidates French language legal and family justice services including court services, small claims court, Family Resolution Services (FRS), victim services (satellite) and AJEFM’s Infojustice to reduce barriers and improve service co-ordination for francophone families and French-speaking Manitobans.

Reconciliation Across the Province

Orange Shirt Day is an important day for Manitobans. We made the day a statutory holiday so families and communities could gather to spend time together, learn and remember the stories from the survivors of residential schools. We continue to support learning and community-building on Orange Shirt Day in communities across the province for people from all walks of life, providing grant funding to organizations like the Selkirk Friendship Centre, Brandon Urban Aboriginal People’s Council, the Morden Activity Centre and the Riverton and District Friendship Centre.

We continue to support language revitalization and education with funding for the Manitoba Indigenous Cultural Education Centre (MICEC) and Indigenous Languages of Manitoba. One of the key initiatives of the MICEC is the Ishkodens project to create an Anishinaabemowin dictionary in print and digital forms.

The Manitoba Indigenous Reconciliation Secretariat administers a $5 million Indigenous Reconciliation Initiatives Fund (IRIF) that supports Indigenous-led projects advancing Truth and Reconciliation and strengthening Indigenous nationhood. The fund prioritizes initiatives that foster cultural and land-based learning, support language revitalization, promote cultural pride among youth and encourage intergenerational healing through traditional teachings. IRIF also strengthens relationships between Indigenous and non-Indigenous peoples, supports governance capacity and co-development approaches and improves quality of life through economic, cultural, health, education and justice-related initiatives.

Budget 2026 – Good Jobs, Lower Costs, Better Health Care | 75

Sio Silica Inquiry

Budget 2026 will support a public inquiry into the controversy surrounding the attempt to improperly push through an environmental licence for the Sio Silica project. Terms of reference and a commissioner will be named this year to begin this important work to strengthen our democracy and ensure Manitobans learn the facts about what took place in a public forum.

Digital Services

From health care to the justice system, we are digitizing government documents and services to make life more convenient for Manitobans.

Digital Health Cards

In just over a year, nearly 650,000 people have applied for and received their new plastic health card. Since January 2026, another 30,000 Manitobans have taken the next step by applying for a digital health card, reflecting our shared commitment to modern, convenient health services. To maintain this momentum, Budget 2026 invests $11 million to continue modernizing and rolling out new plastic health cards. This investment supports a smoother, more reliable health-care experience for everyone – that helps ensure every Manitoban can access care swiftly and confidently, wherever they are.

Other modernization projects include:

•

Working with Doctors Manitoba to cut unnecessary administrative tasks for clinicians by more than 10 per cent, saving an estimated 75,300 hours annually – equivalent to 227,000 additional doctor appointments and eliminating sick note requirements to allow doctors to see more patients.

•

Medinav.ca, an online booking system for same-day and next-day appointments, reducing administrative work and making it easier for Manitobans to access care and streamlining digital health services over the next year.

•	Courts Modernization Program to reduce paper dependency, automate workflows and enable secure digital collaboration among courts staff, law enforcement, legal professionals and the public.

•	Modernizing Childcare Online and Manitoba Childcare Search to improve grants administration and provide families with better tools to identify available daycare spaces.

•

New veterinary diagnostic system that is available to all Manitoba livestock producers and companion animal owners through their veterinarians, and to universities and colleges, zoos and government departments.

•	Strengthening digital literacy and cybersecurity across the Manitoba government by expanding security information and event management capabilities.

•	Delivering cybersecurity awareness training to all employees and updating cybersecurity policies and standards.

•	Introducing a streamlined digital intake system for housing development funding.

•	Lowering costs for businesses by pre-clearing thousands of transport trucks at weigh stations.

•	Implementing digital evidence management within Manitoba Justice, reducing transcription and storage costs for video evidence.

•	Streamlining construction of new schools and lowering costs, while delivering high-quality schools that meet community needs.

•	Improving other digital services through tools such as Track My Plow and MBReady, as well as online licensing and benefits platforms.

76 | Budget 2026 – Good Jobs, Lower Costs, Better Health Care

AI and Digital Economy

As the economy continues to shift toward digital and data-based production, our government is committed to using new technology to make life better for Manitobans while prioritizing the safety and well-being of our children and the privacy of your data.

Through our department of Innovation and Technology, we are investing in education around new technology, intellectual property creation, sovereign AI infrastructure and digital government modernization.

We have launched provincewide public consultations to confront the growing risks posed by artificial intelligence (AI), strengthen protections for personal data and ensure children and families are shielded from emerging digital threats. The consultations will engage everyday Manitobans, Indigenous governments, youth, educators, researchers, municipalities, private and non-profit organizations, unions, front-line civil servants and the business community.

Based on the results of the consultations, the Manitoba government will consider setting age limits for access and a requirement for the private sector to establish consent as part of an opt-in process for Manitoban’s data.

ASL Everywhere

In 2025, our government introduced Bill 6, The Sign Languages Recognition Act and became the first province in Canada to formally recognize American Sign Language (ASL), Quebec Sign Language (LSQ), Indigenous sign languages and tactile sign languages as distinct languages with their own grammar, culture and identity.

Beyond a dedicated sign language policy, we have invested directly in the next generation of ASL interpreters with $225,000 in one-time renovation and equipment funding and $190,000 in ongoing annual support to Red River College Polytechnic’s modernized ASL–English Interpretation Advanced

Diploma Program. This investment helps ensure that more trained interpreters are available across schools, businesses and community spaces and further strengthens inclusion and equity in every corner of the province.

Our government is also bringing ASL access to daily life including the arts. Through the Manitoba Accessibility Fund, groups such as the Manitoba Theatre for Young People received $20,000 to introduce ASL interpretation for performances. The Manitoba Accessibility Fund can provide up to $50,000 per project to municipalities, non-profits and businesses working to remove barriers including the expansion of ASL services.

Live American Sign Language interpretation for all public broadcasts of Chamber proceedings began in March 2026. This important step strengthens accessibility and ensures that Deaf and hard-of-hearing Manitobans can fully follow and engage with the work of their elected representatives.

These investments help ensure accessibility isn’t just a policy but that it’s something people can see and feel in their communities. This is part of building a Manitoba where every person can fully participate and belong.

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Building Capital Investments

Strategic Infrastructure Investments

Manitoba is significantly increasing its average annual capital plan to $4.3 billion over the next five years, investing strategically to create good jobs, strengthen the province’s infrastructure,

support families, and drive long-term economic growth.

Manitoba’s strategic infrastructure investments represent the province’s capital projects, ranging from building and upgrading public facilities to improving key infrastructure and municipal assets. These investments include government funding for its own buildings and equipment, support for other public sector partners, grants to municipalities and infrastructure maintenance. Manitoba Hydro and other Crown corporations are also included to provide a full picture of how public dollars are being invested to strengthen the province’s infrastructure.

Investments in strategic infrastructure improve the lives of Manitobans by building new schools, child-care centres, hospitals and personal care homes. These investments also connect people and communities through better highways, bridges, northern airports and information technology systems. In addition, they strengthen the provincial economy by creating good-paying jobs across Manitoba.

Last fall, the Manitoba government created its first Manitoba Jobs Agreement (MJA) to advance four new school projects. All Manitoba government capital projects with a project cost of $50 million or higher will be considered for an MJA. This includes capital projects by other reporting entities (OREs), investments by Crown corporations and municipal capital projects that have a provincial funding commitment of $50 million or higher. The type of project, geography and project timelines are also taken into consideration.

The MJAs will ensure workers receive industry-standard wages, good benefits and robust safety protections. All contractors can participate under the terms of the MJA, which include prioritizing local employment, workforce development through apprenticeships targets and setting consistent terms for union and non-union trades. By establishing consistent terms across participating projects, MJAs promote labour stability by preventing labour disruptions, which helps make sure projects are completed on time and on budget.

As work begins on the major projects announced in Budget 2025, such as the four new schools: Devonshire Park, Prairie Pointe, Meadowlands and Brookwood South in Brandon; and the redevelopment of the emergency room at Victoria Hospital, work will proceed under the MJA to ensure Manitoba workers are building up our province.

A further five major projects have been identified for 2026/27, reflecting a growing commitment to creating good jobs and strengthening essential public infrastructure across Manitoba.

Manitoba will continue to work collaboratively to support the labour and construction sector as MJA applicable projects are identified. Manitoba will also keep building partnerships with the federal, municipal and Indigenous governments to invest in the capital projects that support Manitoba’s economy and create good, family-supporting jobs.

80 | Budget 2026 – Building Capital Investments

This historic capital plan will invest more than $4.3 billion on average, annually, over the next five years. Each year, the plan is reviewed to ensure funding aligns with government priorities while maintaining existing assets in a state of good repair. The multi-year planning process also considers future operating costs, such as program delivery, building operations and efforts to minimize debt servicing requirements, to support long-term fiscal sustainability.

Total strategic infrastructure spending in 2026/27 is over $3.7 billion and includes:

•	$1.8 billion in Part B and Part D capital projects, including Manitoba Liquor and Lotteries Corporation

•	$0.7 billion in grants, self-funded and federally funded investments and

•	$1.2 billion in investments by Crown corporations

Budget 2026 – Building Capital Investments | 81

Capital spending in 2026/27

will include funding for the

following major projects:

Education Focus:

•	$118 million in 2026/27 for construction of four new schools including four new child-care centres creating 416 new spaces

•	$6.5 million for design of five new schools

•	$115.7 million for 55 child-care centres in 2026/27 in school, post-secondary and health facilities creating 3,898 new spaces

•	$3 million in new funding for playground equipment in schools

Health Focus:

•	Victoria Hospital emergency room redevelopment

•	CancerCare headquarters to deliver the highest standard of care for patients and caregivers

•	Personal care homes in Lac du Bonnet, Arborg and Winnipeg

•	Emergency room at E.M. Crowe Memorial Hospital in Eriksdale

•	Design for The Pas Primary Care Clinic

•	Major upgrades to the Brodie Science Centre at Brandon University to train new health professionals

Housing, Addictions and Homelessness Focus:

•	Transitional and social housing

•	215 units of social and affordable housing

•	Hundreds of renovations and repairs to Manitoba Housing units

•	Additional beds at the protective care centre to help people detox safely

Justice Focus:

•	Centre for Justice in Dauphin that integrates restorative, community and Indigenous justice principles

•	Healing lodge at Brandon Correctional Centre

Transportation and Connectivity Focus:

•	Interchange at Provincial Trunk Highway (PTH) 100 (Perimeter Highway) and PTH 3 (McGillivray Boulevard) to improve safety, the movement of goods and long-term growth

•	Twinning Highway 1E from West Hawk Lake to Ontario border

•	Overpass at Carberry at the intersection of Highway 1 and PTH 5

•	Airport at Wasagamack and connecting roads

Research Focus:

•	Two new biological research facilities at the University of Manitoba:

○	Prairie Biologics Accelerator at the Fort Garry campus

○	One Health Emerging Respiratory Disease Centre at the Bannatyne campus

Wildfire Response Focus:

•	Negotiations are underway to build a new initial attack and fire base in the Thompson area.

Budget 2026 also provides funding for Manitoba’s existing infrastructure to:

•	Support the necessary building improvements at schools and post-secondary institutions to ensure safe learning environments for staff and students

•	Upgrade health-care facilities to support the delivery of high-quality health-care services

82 | Budget 2026 – Building Capital Investments

•	Repair public housing and ensure everyone has a safe place to live

•	Ensure necessary renewal work is undertaken on highways, bridges, roads, culverts and government-owned buildings to maintain assets in a state of good repair

•

Continue modernizing government’s enterprise resource planning (ERP) technology, which will improve financial systems reporting, HR systems, enhance efficiency of administration and impact all government departments in their day-to-day work

Budget 2026 – Building Capital Investments | 83

Economic Review and Outlook

Economic Review and Outlook

Manitoba is one of the most stable economies among the provinces,

characterized by a diversified base of predominantly medium-sized sectors that support economic performance. In 2024, nine industries contributed at least five per cent to provincial gross domestic product (GDP), with the goods-producing sector generating

25.7 per cent of GDP and private and public services accounting for a combined 74.3 per cent. Historically, a decline in one area of the economy is offset by growth elsewhere, demonstrating the provincial economy’s resilience to downturns.

Composition of Manitoba's GDP, 2024, Current Dollars

Agriculture, Forestry, Fishing & Hunting: 4.3%
Mining and Oil & Gas: 2.3%
Utilities: 3.0%
Construction: 6.3%
Manufacturing: 9.8%
Wholesale: 4.3%
Retail: 5.5%
Transportation & Warehousing: 7.0%
Information & Culture: 2.5%
Finance & Insurance: 5.9%
Real Estate and Rental & Leasing: 13.7%
Professional, Scientific & Technical: 3.5%
Management: 0.0%
Administration, Waste & Remediation: 2.1%
Arts, Entertainment & Recreation: 1.0%
Accommodation & Food: 2.0%
Other Services: 2.0%
Education: 5.8%
Health Care & Social Assistance: 10.5%
Public Administration: 8.7%
24.9%
25.7%
49.4%
Goods-Producing: 25.7%
Private Services: 49.4%
Public Services: 24.9%

Source: Statistics Canada

86 | Budget 2026 – Economic Review and Outlook

Manitoba Economic Outlook

Manitoba’s economy performed better in 2025 than initially anticipated, with real gross domestic product (GDP) growth estimated at 1.6 per cent, despite facing new and ongoing challenges. Specifically, softening U.S. demand because of tariff uncertainty has weighed on Manitoba’s export-oriented sectors, particularly agriculture and manufacturing. Additionally, slower population growth due to changes in federal immigration policy have begun to constrain labour supply and domestic demand. These factors have introduced headwinds for trade and consumption, though Manitoba’s diversified economy continues to provide resilience.

Looking ahead, most provinces are expected to experience a more modest real GDP growth in 2026 compared to 2025, with real GDP forecasts ranging from 1.1 per cent to 2.2 per cent. Consistent with this trend, Manitoba’s real GDP is forecast to be 1.6 per cent in 2025 and 1.3 per cent in 2026 – ranking seventh among provinces – and forecast to grow by 1.7 per cent in 2027. Notably, Manitoba is forecast to outperform manufacturing-intensive economies – such as Ontario and Quebec – while the fastest-growing provinces in 2025 and 2026 are oil rich.

 MANITOBA ECONOMIC OUTLOOK

	2026F	2027F
Gross Domestic Product
Real	1.3	1.7
Nominal	3.6	3.8
Consumer Price Index	2.4	2.1
Employment	0.9	0.8
Unemployment Rate (%)	5.8	5.6
Population	0.3	0.3

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

Updated: January 15, 2026

F – Forecast

Note: Population forecast is the average of Stokes, CBOC, and MBS.

Budget 2026 – Economic Review and Outlook | 87

A slowdown in population growth linked to changes in federal immigration policy is expected to weigh on labour markets. In 2026, Manitoba’s employment growth is forecast to decelerate, increasing by 0.9 per cent, following a 1.6 per cent growth in 2025.

In 2025, inflation rose more than anticipated, pushing nominal GDP growth higher – from 3.3 per cent in 2024 to 4.4 per cent in 2025. This reflects an economy-wide price growth captured by the GDP deflator, which increased by 1.7 per cent in 2024 and 2.8 per cent in 2025.

Moving into 2026, Manitoba’s diversified economy – which has helped buffer the province against trade-related volatility – combined with reduced demand from slower population growth, is expected to support a moderation in consumer inflation. Budget 2026 anticipates consumer inflation to decelerate from an annual average of 2.7 per cent in 2025 to 2.4 per cent in 2026.

While the Manitoba economy is expected to remain resilient overall – showing softer growth in 2026 before accelerating in 2027 – an upcoming review of the Canada-United States-Mexico Agreement, evolving trade relations with key partners such as the United States and China, geopolitical tensions, supply chain disruptions, inflation, environmental events and changes to federal immigration policy and monetary policy from the Bank of Canada create uncertainty for the provincial outlook.

Risks to Outlook

The following factors present risks to the outlook that could potentially cause the economy to depart from Budget 2026 expectations.

Canada-U.S. Trade Relations and the

Upcoming Canada-United States-

Mexico Agreement (CUSMA) Review

The United States remains Manitoba’s largest export destination; however, the various tariffs imposed by U.S. President Donald Trump throughout 2025 still weigh heavily on trade relations in 2026. With only a partial removal of U.S. tariffs and Canadian counter-tariffs, these unresolved barriers to trade continue to create uncertainty in Manitoba’s heavily trade-dependent sectors – including agriculture and manufacturing.

This uncertainty is compounded by a review of the Canada-United States-Mexico Agreement (CUSMA) on free trade that is scheduled for July 2026, where all parties may propose changes and determine whether to extend the agreement for another 16 years. To that end, key industries such as agriculture and manufacturing, which are among Manitoba’s top exports to the U.S., could face risks if tariff schedules or market access conditions are unfavourably adjusted. Furthermore, heightened uncertainty leading up to the CUSMA review may also negatively affect business confidence and disrupt trade flows, thereby posing risks to GDP and inflation projections in Budget 2026.

88 | Budget 2026 – Economic Review and Outlook

Canada-China Trade Relations

In 2025, China imposed retaliatory tariffs on canola and other agricultural commodities, following Canada’s imposition of a 100 per cent tariff on Chinese-made electric vehicles, steel and aluminum. These measures limit market access and create uncertainty for Manitoba’s agricultural exporters. Nonetheless, the Government of Canada has shifted its focus towards repairing trade relations with China. Specifically, in January 2026, Prime Minister Mark Carney reached a preliminary trade agreement with Chinese President Xi Jinping aimed at easing bilateral trade tensions and reducing trade barriers. This deal opens the door to further strengthening of Canada-China trade relations, including potential for expanded market access for Manitoba’s agricultural producers in 2026.

Geopolitical Tensions

Uncertainty surrounding international relations remains high. Geopolitical tensions, notably wars in the Middle East and eastern Europe, could intensify, which may continue to reduce investor confidence and pose risks to financial markets and international trade flows. Specifically, the recent escalation of conflict involving the United States, Israel and Iran has heightened global geopolitical risk. The resulting rise in oil prices, uncertainty surrounding the security of shipping through the Strait of Hormuz and disruptions to global trade routes increase the likelihood of higher energy costs, inflationary pressures and financial market volatility both within and beyond Manitoba.

Moreover, the recent U.S. intervention in Venezuela carries potential implications for Canada. That is, re-establishing Venezuelan crude oil flows to U.S. refineries could increase competition for Canadian oilsands suppliers. While Manitoba’s economy does not rely heavily on oil extraction, this increased competition could influence energy prices and employment figures nationwide. Additionally, strategic alignment of Venezuelan oil under U.S. influence may strengthen U.S. leverage in CUSMA negotiations, hence weakening Canada’s relative negotiating position in trade discussions.

Inflation Outlook

In 2025, Manitoba’s average annual inflation rate rose to 2.7 per cent, up from 1.1 per cent in 2024 and exceeding the 2025 national average of 2.1 per cent. While the average annual rate remained within the Bank of Canada’s target range of one to three per cent, inflation accelerated toward the end of the year, peaking at 3.7 per cent year-over-year in December, after also exceeding the target range in February and November. However, Manitoba’s two-year average inflation rate for 2024 and 2025 was 1.9 per cent, which is below the national two-year average of 2.3 per cent.

Average annual inflation is expected to rise by 2.4 per cent in 2026, down from 2.7 per cent in 2025; however, U.S. tariffs and consequent retaliation from the Canadian government could create additional inflationary pressure. Rising inflation could thus exert upward pressure on nominal GDP growth in 2026.

Environmental Events

In 2025, Manitoba experienced its worst wildfire season on record in the last 30 years, causing significant disruptions to communities and economic activity. If similar conditions persist in 2026 – with climate change contributing to more frequent extreme weather events such as droughts – the province could face continued risks to employment, labour displacement, reductions in tourism and agricultural output and overall economic performance.

Federal Immigration Policy

Changes to national immigration policy, including caps and tighter eligibility rules for permanent residents, temporary foreign workers and international students, will take effect in 2026. These measures are expected to slow population growth, although the precise impact is difficult to predict. In Manitoba, this could translate into reduced employment growth, lower post-secondary enrolment and related downward pressures on the revenue of post-secondary institutions and an overall moderating effect on real GDP compared to Budget 2026 projections.

Budget 2026 – Economic Review and Outlook | 89

Monetary Policy

Throughout 2025, the Bank of Canada held or lowered its policy rate – from three per cent in January 2025 to 2.25 per cent by December 2025 – responding to moderating domestic growth and inflation stabilizing within the Bank’s target range of one to three per cent. To that end, many economists expect the Bank of Canada’s policy rate to remain relatively unchanged, assuming inflation remains contained and overall growth stays modest. Nonetheless, the scheduled review of CUSMA creates uncertainty, which could depress business investment and economic activity. If renegotiations trigger trade disruptions, the Bank could prioritize a monetary policy that mitigates related inflationary pressures in 2026.

90 | Budget 2026 – Economic Review and Outlook

Uncertainty in the Economic Outlook

The following chart illustrates the uncertainty in the economic outlook due to the above risk factors. The solid line represents the consensus forecast (i.e., the average), while the dashed lines are the highs and lows and the shaded area represents the range in the forecasts. In 2027, the range of forecasts is 0.9 percentage points.

National and International Outlook

Canadian Outlook

At the national level, real GDP growth is estimated at 1.7 per cent in 2025, with growth expected to moderate to 1.4 per cent in 2026, according to surveyed forecasters. Economic conditions continue to be shaped by global trade uncertainty, slower population growth and subdued business investment.

Inflationary pressures eased in 2025, with Canada’s average annual CPI inflation rate at 2.1 per cent, remaining within the Bank of Canada’s target range of 1 to 3 per cent for roughly two years. Inflation is expected to remain close to 2.0 per cent in 2026. In response to easing inflation, the Bank of Canada lowered its policy rate four times in 2025, reducing it to 2.25 per cent by the end of the year. Economic forecasters expect monetary policy to remain near a neutral stance in 2026, such that policy rates are consistent with stable growth, thereby continuing to support domestic demand and interest-sensitive sectors, including housing.

Canada’s labour market conditions softened in 2025 and are expected to remain subdued in 2026. Employment growth slowed to approximately 1.1 per cent in 2025 and is expected to ease further in 2026. The unemployment rate increased from 6.6 per cent in January 2025 to 7.1 per cent in August, before easing to 6.8 per cent by December 2025. On average, the national unemployment rate was 6.8 per cent in 2025. Slower population growth in 2026 is expected to moderate labour force growth. This may help limit further increases in the unemployment rate and could contribute to a decline if hiring absorbs a smaller inflow of new workers, with positions taken up by the existing resident workforce.

Household consumption remained a key contributor to economic activity in 2025 and is expected to continue supporting growth in 2026. Consumer spending benefited from lower interest rates and wage growth in 2025. However, consumption growth is expected to moderate in 2026 as population growth slows.

The housing market showed signs of stabilization in 2025, with housing starts and residential construction investment increasing on an annual basis. Improved financing conditions are expected to support housing activity in 2026, though it will likely remain below levels observed during periods of rapid population growth.

Canada’s external sector remained affected by trade-related uncertainty in 2025, with similar conditions expected in 2026. Specifically, in 2025, Canadian exports declined by 0.3 per cent, compared to an annual

Budget 2026 – Economic Review and Outlook | 91

growth of 1.5 per cent in 2024. That said, imports into Canada grew by 2.8 per cent in 2025, compared to a 1.3 per cent growth in 2024. Although most exports to the United States were tariff-exempt under CUSMA, tariffs on certain industries continued to impact export performance and business sentiment. The scheduled CUSMA review in 2026 is expected to further increase trade uncertainty in the earlier part of the year. Business investment was weak in 2025 and is expected to remain subdued in 2026 due to ongoing uncertainty.

International Outlook

The International Monetary Fund’s (IMF) January 2026 World Economic Outlook Update describes the global economy as “steady amid divergent forces.” Global growth is now projected at 3.3 per cent in 2026, a slight upward revision from the October 2025 estimate of 3.1 per cent and broadly matching the estimated outturn for 2025. Even so, growth remains below the pre-pandemic average. The IMF attributes this steadiness to a balance of offsetting factors: trade policy headwinds on one side and stronger technology-driven investment, particularly in AI, on the other.

Economic dynamics entering 2026 reflect a shift away from the temporary factors that propelled activity in early 2025. The previous frontloading of trade and investment, where firms accelerated orders and shipments ahead of anticipated policy (tariff) changes, has now largely subsided. However, unlike previous forecasts that emphasized fading momentum, the latest update notes that new drivers of activity have emerged, particularly AI-related capital investment, strong technological upgrading and a more supportive macrofinancial environment in key regions such as North America and parts of Asia. Meanwhile, although trade tensions continue to surface sporadically, recent truces – including those involving semiconductor and rare earth export controls – have helped moderate the immediate drag on global trade and supply chains.

Upside risks centre on the possibility that technological investment continues to exceed expectations. The IMF notes that stronger adoption of AI could produce higher productivity and reinforce business investment, potentially lifting global growth above the baseline. Continued easing of trade tensions would further support confidence and stabilize trade flows, strengthening the near-term outlook.

The downside risks, however, still outweigh the upside. A reassessment of AI-driven productivity gains could dampen investment and trigger market corrections, particularly in firms whose valuations have surged. Renewed trade tensions, geopolitical shocks or domestic political disruptions could weigh on financial markets and supply chains. High public debt and widening deficits in several economies remain a concern, as they could push long-term interest rates higher, tighten financial conditions and limit policy flexibility.

The medium-term outlook remains modest. The IMF projects global growth at 3.2 per cent in 2027, reflecting both resilience and persistent structural constraints. While technology investment offers potential for stronger long-term gains, uncertainties around its productivity payoff – alongside ongoing fiscal pressures, geopolitical tension and fragmented trade patterns – limit prospects for a return to pre-pandemic growth rates. Steadily easing inflation helps, but volatility and weak confidence continue to cap medium-term performance.

 INTERNATIONAL ECONOMIC OUTLOOK

	% of MB exports**	2026F*	2027F*

United States	66.0	2.4	2.0

China	6.0	4.5	4.0

Japan	5.8	0.7	0.6

Mexico	3.6	1.5	2.1

European Union	4.2	1.5	1.6

*real GDP growth rate (%)

**per cent of exports in 2025

Source: Statistics Canada, and International Monetary Fund

92 | Budget 2026 – Economic Review and Outlook

Manitoba Economic Review

Manitoba’s economy performed better in 2025 than initially anticipated, with growth supported largely by household spending. Key areas of consumer strength include housing starts and new motor vehicle sales, which rose by 9.9 and 8.6 per cent respectively in 2025. Retail sales also increased, up by 4.3 per cent in 2025. This consumer confidence is underpinned by a robust labour market, with average hourly wages advancing 4.1 per cent and the unemployment rate averaging 5.9 per cent in 2025 – the third lowest among all Canadian provinces. Manufacturing sales also edged up, rising by 0.6 per cent in 2025, demonstrating sector resilience, despite ongoing trade uncertainty. The performance of key economic indicators for Manitoba in 2025 are shown below:

Budget 2026 – Economic Review and Outlook | 93

Overall, the Manitoba economy expanded by an estimated 1.6 per cent in 2025. Growth in 2025 was predominantly led by resource-rich provinces; however, Manitoba outperformed other manufacturing-heavy provinces, such as Ontario and Quebec.

Inflation

After recording the lowest average annual inflation among provinces in 2024 at 1.1 per cent, Manitoba experienced an increase in 2025, with average annual inflation rising to 2.7 per cent – surpassing Canada’s average annual inflation of 2.1 per cent. Even with this increase, Manitoba’s two-year average inflation rate for 2024 and 2025 stood at 1.9 per cent, remaining below the national two-year average of 2.3 per cent. Likewise, Manitoba’s 2025 inflation rate remained within the Bank of Canada’s target range of one to three per cent for most of the year; however, consumer inflation accelerated in the final months of 2025, with year-over-year inflation reaching 3.3 and 3.7 per cent by November and December respectively, thus exceeding the Bank’s target range. Inflationary pressures in 2025 compared to other provinces were driven in part by higher gasoline prices, which rose 1.4 per cent in 2025 after declining 13.6 per cent in 2024, reflecting the partial reintroduction of the provincial gas tax following its temporary suspension.

Other notable upward contributors to consumer inflation throughout 2025 include the purchase and leasing of passenger vehicles, as well as passenger vehicle insurance premiums. The cost of food also recorded a notable increase in Manitoba, with average annual food from stores inflation rising by 3.8 per cent – slightly above the national annual average of 3.5 per cent.

These upward contributors were moderated by lower natural gas and inter-city transportation costs.

Budget 2026 expects consumer inflation to increase by 2.4 per cent in 2026 and 2.1 per cent in 2027.

Labour Market

The Manitoba labour market remained resilient in 2025, even as escalating tariff tensions between the United States and Canada introduced economic uncertainties for export-reliant sectors.

Although population growth is expected to decelerate in 2026 due to reduced immigration levels following federal policy changes, strong population gains in previous years continue to support labour force growth, expanding by 2.0 per cent in 2025. Manitoba’s unemployment rate averaged 5.9 per cent in 2025, third lowest among provinces and below the national average of 6.8 per cent.

Labour shortages continued to ease throughout 2025, exemplified by an average job vacancy rate of 2.9 per cent, down from an annual average of 3.4 per cent in 2024. In addition, population growth due to permanent international migration has helped to expand the province’s labour supply. However, despite the easing pressure, job opportunities have

94 | Budget 2026 – Economic Review and Outlook

not kept pace with the growing number of job seekers, contributing to a rising unemployment rate.

For the last three years, wage growth has exceeded price inflation, resulting in increased purchasing power for workers. On the other hand, persistent upward pressure on wages poses a challenge to businesses in the form of higher production and operational costs, which limits their capacity to expand and create jobs. In 2025, consumer inflation averaged 2.7 per cent while wages grew at 4.1 per cent. While this gap between consumer inflation and wage growth has supported improved affordability for households, sustained strong wage growth can also contribute to cost pressures for firms, which may indirectly influence future inflation, depending on broader market conditions.

Budget 2026 expects employment growth to slow from 1.6 per cent in 2025 to 0.9 per cent in 2026. The unemployment rate is expected to be 5.8 per cent in 2026.

Manitoba Agriculture

The 2025 season was strong overall, with many crops achieving record yields and production despite a generally dry and smoky summer.

The crop production season began with favourable soil moisture conditions; however, dryness persisted in the eastern region and parts of the Interlake, while western areas experienced wetter-than-normal conditions.

The harvest season was smooth overall, with production and yields near or above average, though variability was high from field to field and region to region.

Provincewide, total production was near or above average for most crops, with wheat, canola, barley, corn, peas and rye setting new yield records. Soybean and oats yields were slightly lower in 2025 but remained above the five-year average. Potatoes also set record yields, although total production declined due to lower seeded acres.

Throughout 2025, crop prices faced ongoing pressure and trended lower, continuing a trend that began in late 2022. Prices declined across most crops except for canola, barley, flax and sunflower. Canola and barley prices held steady, while flax and sunflower increased by 4.3 per cent and 5.9 per cent, respectively.

Supported by higher crop production volumes and stronger livestock prices, farm cash receipts reached a record high of $10.4 billion in 2025, a six per cent increase compared to 2024. Total crop receipts rose marginally by 0.4 per cent, while livestock receipts increased by 15.7 per cent. Gains in soybean, dry bean, corn for grain and barley receipts more than offset declines in wheat, canola, fresh potato and oat receipts. Soybean receipts recorded the largest increase, primarily due to higher seeded acres, followed by dry beans and barley. Within the livestock sector, strong prices led to significant increases in cattle and calf and hog receipts in 2025 compared to the previous year.

Budget 2026 – Economic Review and Outlook | 95

Overall, expenses rose slightly in 2025, adding further pressure on crop sector profitability. Looking ahead to 2026, the sector anticipates even tighter margins as crop prices remain at the lower end of recent ranges, while expenses are expected to increase slightly above 2025 levels.

Currently, most parts of the province show wet soil moisture conditions due to fall precipitation, while the Interlake and parts of the northwest and southwest regions are experiencing optimal conditions. Overall, conditions appear favourable for the upcoming planting season; however, recent seasons have shown that weather and moisture conditions can change suddenly.

Population

Manitoba’s population is the fifth largest in Canada. With an estimated 1,507,057 residents on October 1, 2025, the province contributes roughly 3.6 per cent to the national total. The province has a relatively young demographic, with a median age of 37.6 years on July 1, 2025. Ranking lowest among the provinces and below the national median age of 40.6 years, this youthful population will help sustain Manitoba’s labour force in the years to come.

Compared to October 1, 2024, Manitoba’s population has increased by 6,593 people, or 0.4 per cent. After extremely strong growth in 2022/23 and 2023/24, Manitoba’s 12-month growth rate has slowed significantly. Federal policies aimed at reducing the number of non-permanent residents resulted in an unprecedented 12-month net outflow of 10,489 people between October 1, 2024 and September 30, 2025. Factors contributing to this net outflow included fewer permits issued to post-secondary international students and fewer international mobility program (IMP) work permits issued to spouses of students. Interprovincial migration continues to hamper growth; however, the 12-month net outflow of 3,639 migrants is the smallest since 2009/10.

When the Manitoba Provincial Nominee Program (MPNP) began in 1998, immigration became a more important contribution to population growth. The MPNP accounted for 56.7 per cent of Manitoba’s total immigration in 2024/25, attracting 10,920 skilled immigrants. Although down from the previous 12-month period, immigration continues to play a key role, with 19,260 immigrants gaining permanent residency between October 1, 2024 and September 30, 2025.

96 | Budget 2026 – Economic Review and Outlook

With a national commitment to stabilize the number of planned permanent resident admissions over the 2026 to 2028 period, it is expected that immigration levels for Manitoba will be lower than in recent years, marking a return to more typical prepandemic levels. In late 2025, the MPNP received additional nomination spaces for 2025, increasing the allotment to 6,400 nominations, up from the 4,750 nominations initially announced in January 2025. This aligns with the increased Provincial Nominee admission targets for 2026 to 2028 announced for the country as a whole.

Federal reforms to the international student program, including an intake cap, contributed to the decline in post-secondary international student permits for 2024/25. It is expected that the lower levels of international student permits will continue for the next few years. Over the coming years, the federal policies aimed at reducing the number of temporary residents, while holding permanent resident admissions steady, could seriously curtail Manitoba’s population growth, limit the influx of skilled labour and impact the province’s ability to meet workforce needs, potentially hindering economic growth.

Investments

In 2025, capital spending on non-residential tangible assets in Manitoba increased by 7.8 per cent, a deceleration from 2024’s growth of 9.6 per cent. Manitoba’s 2025 growth rate was above the national average of 4.7 per cent. The health-care and social assistance sector had the largest annual growth in capital spending on non-residential tangible assets in Manitoba in 2025, growing by 61.7 per cent from 2024.

The survey on investment intentions for 2026 was conducted from September 2025 to January 2026. According to survey results, capital spending in Manitoba on non-residential tangible assets are expected to decline by 2.5 per cent. The utilities sector is projected to see the largest annual growth, with capital spending rising by 24.8 per cent in 2026. In contrast, the accommodation and food services sector is anticipated to experience the sharpest decline, with spending falling by 36.3 per cent.

In 2026, the public administration sector is projected to be the largest contributor to capital spending, accounting for 15.4 per cent of Manitoba’s total. Capital investment in this sector is set to grow by 11.7 per cent in 2026.

Housing

Manitoba’s housing market strengthened in 2025, following a downturn in 2023 and most of 2024, when elevated interest rates constrained housing demand and construction activity. As borrowing costs eased, conditions stabilized toward the end of 2024 and improved more noticeably in 2025.

Year-over-year growth in the New Housing Price Index (NHPI), which measures changes over time in the builders’ selling prices of new residential houses, turned positive in early 2025 for the first time in nearly two years. NHPI growth increased from 0 per cent in January to 4.2 per cent in September, before easing slightly to 3.5 per cent in December. Housing starts also rebounded sharply, with the annual growth rate rising from 1.2 per cent in 2024 to 9.9 per cent in 2025, reflecting improved financing conditions and renewed demand. Activity in the resale market strengthened as well. Total home sales in Manitoba increased by 4.0 per cent in 2025, while the average resale price rose 5.6 per cent compared to 2024. Inventory conditions remained tight, with 2.6 months of inventory at the end of December 2025, well below the national average of 4.5 months, indicating stronger supply-demand balance in the province.

Budget 2026 – Economic Review and Outlook | 97

Looking ahead to 2026, housing market activity is expected to remain supported by improved financing conditions, though growth in housing starts and prices is expected to moderate as provincial population growth slows relative to the immediate post-pandemic period.

98 | Budget 2026 – Economic Review and Outlook

Appendix

 MANITOBA ECONOMIC STATISTICS

2020-2025

	2020	2021	2022	2023	2024	2025
	(Millions of Dollars, unless noted)
Gross Domestic Product[1]

Nominal	72,963	79,281	88,262	93,045	96,125	100,355

Real (chained 2017 dollars)	70,493	71,498	74,956	77,035	78,307	79,560

Investment

Residential Construction	3,768	4,911	5,481	5,064	5,093	6,666

Housing Starts All Areas (Units)	7,314	8,023	8,095	7,104	7,191	7,903

Building Permits	3,018	3,853	3,818	4,078	4,723	4,711

Non-Res. Building Construction	2,330	1,897	2,036	2,650	2,753	2,799

Non-Res. Capital Investment	7,944	7,668	7,964	9,101	9,976	10,750

Private Capital Investment	4,749	4,826	5,214	5,802	5,912	5,749

Public Capital Investment	3,196	2,842	2,751	3,299	4,064	5,001

Sectors

Manufacturing	18,628	21,321	25,385	26,627	26,899	27,035

Retail Trade	21,456	24,315	26,399	26,827	27,252	28,423

Wholesale Trade	18,541	20,325	22,836	43,705	41,260	41,596

Farm Cash Receipts	7,005	8,517	9,783	10,220	9,793	10,373

Crops	4,370	5,316	6,130	6,601	5,949	5,974

Livestock	2,339	2,783	3,018	3,261	3,436	3,973

Direct Payments	295	418	634	358	409	426

Foreign Merchandise Exports

Total	15,751	17,436	20,712	21,596	21,942	19,643

USA	10,997	12,320	15,274	15,479	15,722	12,953

Non-USA	4,754	5,116	5,439	6,116	6,220	6,690

Labour Market

Labour Force (000s)	692.0	709.8	720.5	743.1	766.2	781.9

Employment (000s)	635.6	664.0	687.9	706.8	724.4	736.2

Participation Rate (%)	65.7	66.8	66.7	67.1	66.8	66.6

Unemployment Rate (%)	8.1	6.5	4.5	4.9	5.4	5.9

Youth Unemployment Rate (%)	16.3	11.5	8.3	9.5	10.6	11.9

Average Weekly Earnings ($)	993.44	1,023.43	1,056.59	1,104.30	1,143.62	1,172.60

Compensation of Employees ($M)	36,308	38,848	41,233	43,743	46,375	48,252

Consumer Price Index

(2002=100)	137.5	142.0	153.2	158.6	160.3	164.6

Population

July 1st estimates (in thousands)	1,380.1	1,391.9	1,413.5	1,453.2	1,492.1	1,509.7

1  2020 to 2024 are from Statistics Canada; 2025 is from the Manitoba Finance Survey of Economic Forecasts (2026-01-15).

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

Note: the sharp increase in wholesale trade from 2022 to 2023 reflects the inclusion of oilseed and grain merchant wholesalers to the Wholesale trade series beginning in January 2023, while those for petroleum, petroleum products and other hydrocarbons were included from March 2023.

Budget 2026 – Economic Review and Outlook | 99

 MANITOBA ECONOMIC STATISTICS

2020-2025

	2020	2021	2022	2023	2024	2025
	(Annual Percentage Change)
Gross Domestic Product[1]

Nominal	(2.2)	8.7	11.3	5.4	3.3	4.4

Real (chained 2017 dollars)	(4.1)	1.4	4.8	2.8	1.7	1.6

Investment

Residential Construction	3.2	30.3	11.6	(7.6)	0.6	30.9

Housing Starts All Areas	5.3	9.7	0.9	(12.2)	1.2	9.9

Building Permits	(15.1)	27.6	(0.9)	6.8	15.8	(0.3)

Non-Res. Building Construction	10.4	(18.6)	7.3	30.2	3.9	1.7

Non-Res. Capital Investment	(16.2)	(3.5)	3.9	14.3	9.6	7.8

Private Capital Investment	(16.8)	1.6	8.0	11.3	1.9	(2.8)

Public Capital Investment	(15.2)	(11.1)	(3.2)	19.9	23.2	23.1

Sectors

Manufacturing	(1.6)	14.5	19.1	4.9	1.0	0.5

Retail Trade	(0.1)	13.3	8.6	1.6	1.6	4.3

Wholesale Trade	0.6	9.6	12.4	91.4	(5.6)	0.8

Farm Cash Receipts	5.0	21.6	14.9	4.5	(4.2)	5.9

Crops	8.7	21.6	15.3	7.7	(9.9)	0.4

Livestock	(2.5)	19.0	8.5	8.0	5.3	15.7

Direct Payments	15.8	41.4	51.8	(43.6)	14.5	4.1

Foreign Merchandise Exports

Total	(1.1)	10.7	18.8	4.3	1.6	(10.5)

USA	(9.1)	12.0	24.0	1.3	1.6	(17.5)

Non-USA	24.1	7.6	6.3	12.5	1.7	7.6

Labour Market

Labour Force	(1.0)	2.6	1.5	3.1	3.1	2.0

Employment	(3.9)	4.5	3.6	2.7	2.5	1.6

Average Weekly Earnings	3.6	3.0	3.2	4.5	3.6	2.5

Compensation of Employees	(1.0)	7.0	6.1	6.1	6.0	4.0

Consumer Price Index

(2002=100)	0.5	3.3	7.9	3.5	1.1	2.7

Population

July 1st estimates	0.7	0.9	1.5	2.8	2.7	1.2

1  2020 to 2024 are from Statistics Canada; 2025 is from the Manitoba Finance Survey of Economic Forecasts (2026-01-15)

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

Note: the sharp increase in wholesale trade from 2022 to 2023 reflects the inclusion of oilseed and grain merchant wholesalers to the Wholesale trade series beginning in January 2023, while those for petroleum, petroleum products and other hydrocarbons were included from March 2023.

100 | Budget 2026 – Economic Review and Outlook

Fiscal Outlook and Fiscal Indicators

Fiscal Outlook

Manitoba’s fiscal outlook is based on the economic prospects of the province. The current forecast for the 2025/26 fiscal year, to be finalized in the Public Accounts, is impacted by elevated wildfire costs and reductions in revenues from government business

enterprises. The deficit is forecast to be $1.7 billion. The Budget plan has a deficit of $498 million for fiscal year 2026/27, an improvement of $1.2 billion over the previous year. This is followed by a continuing improvement in the operating deficit in the medium term, with small surpluses forecasted for 2027/28 and 2028/29.

The medium-term fiscal plan shows an improving fiscal situation, reflecting a resilient economy despite the economic hardships brought about by environmental conditions (wildfires and droughts) as well as trade uncertainties. The deficit for the 2026/27 fiscal year is estimated at $498 million. The forecasted deficit as a share of GDP is 0.5 per cent in Manitoba. Six other provinces have released their budgets for 2026/27 with Manitoba registering the lowest deficit-to-GDP ratio in this group.

The deficit position is expected to improve over the next two years resulting in small operating surpluses of $8 million in 2027/28 and $13 million in 2028/29.

With continued emphasis on capital spending in Manitoba, the net debt-to-GDP ratio is forecast to reach 38.2 per cent in 2026/27 before starting to decrease over the medium term to 37.2 per cent in 2028/29.

102 | Budget 2026 – Fiscal Outlook and Fiscal Indicators

 FISCAL SUMMARY AND OUTLOOK

	2024/25A	2025/26F	2026/27B	2027/28P	2028/29P

	(Millions of Dollars)

Total Revenue Before Contingency	24,344	24,459	26,920	28,167	28,981

Contingency	-	-	(100)	(50)	(50)

Total Revenue After Contingency	24,344	24,459	26,820	28,117	28,931

Per cent Change (%)		0.5	9.7	4.8	2.9

Programs Spending including OREs	23,177	23,832	24,936	25,689	26,461

Per cent Change (%)		2.8	4.6	3.0	3.0

Debt Servicing Costs	2,316	2,293	2,382	2,420	2,457

Total Expenses	25,493	26,125	27,318	28,109	28,918

Operating Surplus (Deficit)	(1,149)	(1,666)	(498)	8	13

Net Debt as a Per Cent of GDP	36.7%	37.9%	38.2%	37.8%	37.2%

A – Actual, F – Forecast, B – Budget, P – Projections

Source: Provincial budget and annual report documents, and Manitoba Finance calculations.

Budget 2026 – Fiscal Outlook and Fiscal Indicators | 103

Fiscal Indicators

Fiscal indicators are important signs that help guide fiscal planning. These indicators provide an assessment of a

government’s financial condition and how they align with short-

term investment requirements and long-term objectives of

building fiscal resilience while meeting the needs of Manitobans today and in the future. The indicators reveal a path towards fiscal balance, despite challenges faced within the economy.

The fiscal indicators, expressed as ratios or trends, serve as anchors to measure the extent to which budget plans are being accomplished. The anchors focus on sustainability, flexibility and vulnerability. These metrics help guide ongoing work to address the deficit and debt and to build a path that balances competing internal needs, such as the delivery of services and external needs and dependencies.

Sustainability Indicators

Sustainability indicators evaluate the capacity to continue to provide programs and services within the province in future years without accumulating levels of debt that impose financial burdens on future generations.

Expenses as a Share of GDP

Expenses as a percentage of the provincial economy, measured by nominal gross domestic product (GDP), indicates the amount of annual government spending on programs and other costs as a share of the total GDP.

As shown in the graph, Manitoba’s total expenses, as a share of the economy, jumped to 28.4 per cent in 2020/21, as pandemic-related spending lifted total expenses, while the economy contracted. Withdrawal of pandemic-related spending coupled with a strong rebound in the economy, lowered the ratio to 24.8 per cent in 2022/23.

Inflationary pressure and catching up on government wage settlements has placed some upward pressure on the ratio, particularly in 2024/25. However, as inflation eases over the medium term, along with focused efforts by the government to align expenses with revenues, expense sustainability is expected to improve with a declining trend in the ratio. The forecasted ratio is expected to decrease to 25.8 per cent by 2028/29.

104 | Budget 2026 – Fiscal Outlook and Fiscal Indicators

Annual Operating Surplus

(Deficit) as a Share of GDP

This indicator represents the government’s summary bottom line and re-establishes a strategic approach to responsibly balance Manitoba’s budget, a priority for the government. The ratio of operating surplus (deficit) to provincial GDP measures the difference between revenues and expenses expressed as a percentage of GDP. Persistent deficits may signal challenges aligning expenses and revenues, while surpluses provide a clue that fiscal stability has been achieved.

The forecasted deficit ($1.7 billion) in 2025/26 indicates the challenges the province faced in the year addressing expenses for wildfires, drought and the impact of tariffs. The wildfire season was the worst in the last 30 years. Further, dry conditions impacted revenues from government business enterprises (GBE). The combination of higher expenses and lower revenues exerted downward pressure on the operating deficit position of the province.

With improved revenue generation, as the province begins its recovery from trade uncertainties along with GBE revenues forecast to return to long-term averages, the fiscal sustainability of the province will improve. Coupled with controlled spending, the surplus-to-GDP ratio will return to balance in 2027/28 and 2028/29.

Net Debt as a Share of GDP

Provincial net debt represents accumulated financial obligations for governments over time. It indicates the level of future revenue required to pay down these obligations from past transactions or unanticipated events.

Like most provinces, Manitoba’s net debt as a per cent of GDP (net debt-to-GDP ratio) rose sharply in 2020/21 to 38.9 per cent, due to a record deficit. Improvement in Manitoba’s financial position after 2022/23 brought the ratio to 34.2 per cent, below levels reported prior to the pandemic-related deficit.

Increasing demand for universally provided government services such as health care, education and social services, combined with paying higher interest rates on capital projects initiated prior to 2024/25 are expected to impact the net debt-to-GDP ratio over the next two years, before a downward trend begins in the medium term.

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Over the medium term, economic growth is expected to outpace borrowing. Revenues are expected to advance with household and business incomes expanding. Inflation as well as borrowing costs are expected to ease. This, combined with the provincial government’s goal to responsibly return to balance in the medium-term, is expected to lower the ratio of net debt-to-GDP. As the fiscal position improves, the net debt-to-GDP ratio is expected to follow a downward trajectory after a near term peak in 2026/27.

Flexibility Indicator Performance

The flexibility indicator measures the government’s ability to respond to changing economic conditions. It provides a scope of the ability to continue to provide government services and programs while adjusting to new economic and fiscal challenges.

Public Debt Charges to Total Revenue

The amount of debt servicing costs, or interest costs as a percentage of total revenue, is a measure of flexibility. It shows the extent to which a government must use revenue to pay interest and other debt servicing costs rather than provide services or programs. Rising debt charges limit a government’s ability to respond to new needs because these expenses cannot be changed. A lower ratio indicates a government has more financial flexibility to spend on government services and programs.

Manitoba’s debt servicing costs are forecast at $2,293 million in 2025/26, which includes the debt of the Manitoba Hydro-Electric Board. Mostly due to lower interest rates on major capital projects initiated in 2025/26, these costs are expected to increase more slowly than revenues in the medium term. As a share of total revenue, debt servicing cost is expected to fall to 8.5 cents for every revenue dollar in 2028/29. By maintaining low borrowing cost and favourable credit conditions, the government has revenue to spend on services and other contingencies.

106 | Budget 2026 – Fiscal Outlook and Fiscal Indicators

Vulnerability Indicator

Vulnerability indicators evaluate the government’s reliance on external revenue sources, which may be beyond its direct control, notably federal transfers. These measures highlight the potential risks to fiscal stability from changes in external funding conditions. This indicator focuses on federal transfers to total revenue.

Federal Transfers to Total Revenue

This ratio measures the extent to which the government depends on federal transfers as a revenue source. High dependency may expose the province to risks from changes in federal policies or funding levels. A balanced ratio indicates greater fiscal independence and resilience.

Federal transfers as a share of total revenue are forecast to peak in 2026/27 at 36 per cent of total revenues. Equalization payments are an important aspect of these transfers. More details on federal transfers are provided in the Federal-Provincial Fiscal Arrangements section of Budget 2026. The high dependency on revenues from the federal government is projected to decline in the medium term as own-source revenues improve with an expanding economy.

While this reliance underscores vulnerability to federal fiscal policy changes, the province’s efforts to bolster own-source revenue and diversify its economic base will mitigate risks over time.

Conclusion

It is important for the Manitoba government to continue to monitor these fiscal indicators to ensure their commitment to long-term economic stability and fiscal responsibility. These indicators are also available in the Annual Report and Public Accounts.

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Credit Ratings

Credit rating agencies monitor the government’s progress

on their fiscal performance and assess the credit worthiness of the province and its ability to pay back debt obligations.

Investors make decisions to buy Manitoba bonds based

partially on the credit ratings assigned by rating agencies.

Manitoba bonds are rated A+ with stable outlook by Standard and Poor’s, Aa2 stable by Moody’s and A(high) stable by DBRS. These ratings are similar to other provinces in Canada and are considered high quality with a very low credit risk. Manitoba bonds require a formal rating in order for some investors to consider investing in Manitoba, and therefore, are an important metric for the government.

When evaluating provincial government credit, rating agencies look at several factors that reflect creditworthiness of provincial finances. Factors considered include economic conditions and growth, fiscal management and performance, liquidity levels and the overall debt burden. Manitoba provides rating agencies with consistent and updated information on factors used to determine the rating outlook.

Provincial Credit Ratings	Moody’s Rating	S&P Rating	DBRS Rating

Province of Alberta	Aa2	AA-	AA

Province of British Columbia	Aa2	A+	AA(H)

Province of Manitoba	Aa2	A+	A(H)

Province of New Brunswick	Aa1	A+	A(H)

Province of Newfoundland and Labrador	A1	A	A

Province of Nova Scotia	Aa2	A+	A(H)

Province of Ontario	Aa3	AA-	AA

Province of Prince Edward Island	Aa2	A	A

Province of Quebec	Aa2	A+	AA(L)

Province of Saskatchewan	Aa1	AA	AA(L)

108 | Budget 2026 – Fiscal Outlook and Fiscal Indicators

Sensitivity Analysis

Since economic forecasts are based on assumptions, there is a degree of uncertainty in the estimates. These uncertainties range from various international trade scenarios to weather conditions affecting output of utilities as well as expenses on wildfires. A table of fiscal sensitivities is included to indicate the impact of various scenarios on the revenues of the province.

This table summarizes Manitoba’s estimated fiscal sensitivities to key economic indicators for 2025/26, using econometric models that link changes in macro variables to changes in major revenue sources. For example, the main driver of the forecast for Personal Income Tax is the expected growth in compensation of employees. The table is intended as a fiscal risk tool to show how sensitive Manitoba’s revenues are to upside or downside movements in the economic outlook.

 KEY FISCAL SENSITIVITIES

Variable	Change of:	Revenue Source	Annual Fiscal Impact (Millions of Dollars)

Nominal GDP	One percentage point	Total revenue	$159

Nominal GDP	One percentage point	Own source revenue	$106

Nominal GDP	One percentage point	Tax revenue	$96

Compensation of employees	One percentage point	Personal Income Tax	$43

Household consumption	One percentage point	Retail Sales Tax	$25

Net Operating Surplus of Corporations	One percentage point	Corporate Income Tax	$11

Source: Manitoba Finance calculations

Budget 2026 – Fiscal Outlook and Fiscal Indicators | 109

Borrowing and Debt Management Strategy

Borrowing and Debt

Management Strategy

Manitoba raises funds in both Canadian and international

capital markets. This provides the Manitoba government

with a cost-effective source of financing.

Introduction

The Manitoba government engages in both domestic and international capital markets, to manage the cash requirements of the government. The government borrows money to refinance maturing debt as well as fund program spending and strategic infrastructure requirements. The government also borrows on behalf of Manitoba Hydro, with principal and interest payments fully recoverable from the corporation. Manitoba Hydro pays the province a guarantee fee for the borrowing it executes on behalf of the corporation.

In fiscal 2026/27, the government will further reduce the guarantee fee, paid by Manitoba Hydro, to 0.30 per cent, following last year’s reduction, allowing the corporation to manage its debt while making investments in upgrading and expanding the electrical grid and keeping rates affordable.

Borrowing Authority

The borrowing authority is set out in Section 49 of The Financial Administration Act, allowing the minister of Finance to raise funds on behalf of the province. The Act sets limits for debt outstanding in a given year for both the Manitoba government and Manitoba Hydro. These limits are reviewed and adjusted annually based on expected new cash requirements plus a contingency amount. The Act also allows for an increase in extraordinary circumstances. Currently, the limits are set at $44.4 billion for the province and $29.3 billion for Manitoba Hydro.

 STATEMENT OF DEBT ESTIMATE (SEC. 49.1 OF THE FINANCIAL ADMINISTRATION ACT)

In Millions of Canadian Dollars	2024/25 Actual	2025/26 Forecast	2026/27 Forecast

The Debt of the government reporting entity excluding Manitoba Hydro	$36,375	$37,785	$39,723

Borrowing Authority Limit of government reporting entity excluding Manitoba Hydro	$44,400	$44,400	$44,400

Available Authority	$8,025	$6,615	$4,677

In Millions of Canadian Dollars	2024/25 Actual	2025/26 Forecast	2026/27 Forecast

The Debt of Manitoba Hydro	$25,481	$26,839	$27,600

Borrowing Authority Limit of Manitoba Hydro	$29,300	$29,300	$29,300

Available Authority	$3,819	$2,461	$1,700

112 | Budget 2026 – Borrowing and Debt Management Strategy

Debt Management Strategy

To ensure market availability to complete its borrowing program, Manitoba raises funds in both domestic and international capital markets.

A well-established domestic program is the primary source of funding for the province, for both short- and long-term borrowing. Manitoba’s short-term borrowing program provides a cost-effective option for financing, as well as provide liquidity for the province. The program primarily raises funds through a weekly 91-day Treasury-Bill Auction. To augment the Treasury-Bill program, there is authority in place to issue promissory notes for immediate cash requirements if necessary.

The majority of Manitoba’s funding is raised in long-term markets with the focus on benchmark size issues in 10- and 30-year terms. This ensures a robust secondary trading market in Manitoba bonds which is critical to investors.

International Markets

To ensure access to international markets, Manitoba has established formal programs that are filed with regulators in the United States, Europe and Australia. Having the ability to issue in international markets increases access to capital while also diversifying the province’s investor base.

Manitoba will issue debt in international markets strategically to broaden access to a wider range of investors and funding sources. This approach enhances market diversification and supports stable, flexible borrowing programs. All international issuance is converted back to Canadian dollars, ensuring the province carries no foreign currency risk.

During fiscal year 2025/26, approximately 35 per cent of Manitoba’s borrowing was completed in international markets. This included the issuance of European private placements and benchmark transaction. This marks the province’s inaugural European benchmark transaction with investor interest in excess of EUR 18.1 billion with over 250 investor orders, representing the largest European orderbook for a Canadian province at the time of issuance.

Risk Management

A key component of Manitoba Finance’s debt management strategy is the use of derivative instruments for managing financial risks. These are used to mitigate the following:

•	Asset Liability Risk – to alter pattern or characteristics of debt service payments to facilitate a balanced asset and liability match of the Loans and Advances program

•	Foreign Currency Risk – to eliminate foreign exchange exposure while taking advantage of pricing arbitrage by facilitation offshore funding

•	Interest Rate Risk – to provide financial stability by reducing the impact of interest rate volatility

•	Refinancing Risk – to provide long-term interest rate protection required to match long-term funding obligations

Budget 2026 – Borrowing and Debt Management Strategy | 113

Investor Relations

As Manitoba is competing with other entities for a finite amount of investor capital, it is imperative that the purchasers of Manitoba’s bonds are continually updated regarding the financial and strategic objectives of the government.

The province participates in government finance conferences and has regular meetings with domestic and international investors to ensure they have the credit analysis of the province completed before going to market. Investors also utilize reports from the credit rating agencies to facilitate their evaluation of the province. Manitoba Finance officials are regularly engaged with these agencies to ensure they are fully apprised on the economic, financial and fiscal environment in Manitoba.

Liquidity

The level of liquidity Manitoba retains depends on conditions in global capital markets and helps ensure the province is prepared for unexpected expenditures or disruptions.

Ongoing market volatility driven by geopolitical tensions, including conflict in the Middle East, and broader economic uncertainty continues. In this environment, the province continues to strike a careful balance between maintaining healthy cash reserves and managing the cost of public debt. Strong cash reserves help to ensure the province can respond to unexpected events and navigate periods of market volatility, while prudent liquidity management helps avoid carrying more cash than necessary, which increases borrowing costs. This balanced approach supports financial stability and protects the province’s ability to deliver services to Manitobans.

In addition to its existing practices, Manitoba is also exploring opportunities to further enhance available liquidity through diversification of short-term funding sources. This includes the potential establishment of commercial paper programs in other currencies, which would complement the province’s current domestic promissory note program used to support short-term liquidity. Broadening short-term access to additional markets would provide greater flexibility to manage cash needs, reduce reliance on a single short-term funding channel and strengthen Manitoba’s capacity to respond effectively to periods of market stress or unexpected fiscal pressures.

Manitoba’s cash reserves are made up of liquid, short-term instruments in the province’s money-market fund, and include investments in the Fiscal Stabilization Account and the Provincial Sinking Fund. Manitoba invests only in high-quality liquid instruments such as Government of Canada, provincial government and municipal bonds.

114 | Budget 2026 – Borrowing and Debt Management Strategy

2025/26 Borrowing Update

As of March 4, 2026, the Manitoba government has raised $5.6 billion in fiscal year 2025/26.

Manitoba raised approximately 65 per cent of its fiscal year 2025/26 borrowing in the Canadian domestic capital markets. The Manitoba government also transacted in international markets, including

$1.9 billion Canadian equivalent transactions in the European market, consisting of an inaugural European benchmark transaction as well as various European Private Placements.

Current gross outstanding debt, as of March 4, 2026, is $65.4 billion, with approximately $26.9 billion issued on behalf of Manitoba Hydro.

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2026/27 Borrowing Requirements

Borrowing requirements in fiscal year 2026/27 are forecast to be $4.2 billion. Both domestic and international capital markets will be utilized to complete these requirements.

 BORROWING REQUIREMENTS 2026/27

	Refinancing	New Cash	Estimated Repayments	Gross Borrowing	Pre- Borrowed 31-Mar-26	Pre- Funding 31-Mar-27	Net Borrowing
			(Millions of Dollars)

Government Business Enterprises

The Manitoba Hydro-Electric Board	1,178	761	-	1,939	(198)	-	1,741

Manitoba Liquor and Lotteries	-	68	(45)	23	-	-	23

Subtotal	1,178	829	(45)	1,962	(198)	-	1,764

Other Borrowings

General Purpose Borrowings	904	820	-	1,724	(1,257)	244	711

Capital Investment Assets	150	972	(428)	694	(265)	50	479

Health Facilities	50	555	(131)	474	(50)	-	424

Other Crowns and Organizations	68	824	(224)	668	-	-	668

Public School Divisions	48	96	(61)	83	(47)	-	36

Teachers’ Retirement Allowances Fund	500	-	-	500	(500)	-	-

Civil Service Superannuation Fund	80	-	-	80	(80)	100	100

Subtotal	1,800	3,267	(844)	4,223	(2,199)	394	2,418

Total Borrowing Requirements	2,978	4,096	(889)	6,185	(2,397)	394	4,182

Borrowing Requirements –

Mid-Term Outlook

The government’s borrowing needs over the medium term reflect a balance between refinancing maturing debt and raising new funds to support program spending and strategic capital investments. New borrowing to support government priorities, including commitments to health care and education, along with Manitoba Hydro’s focus on renewing aging infrastructure, will average approximately $2.9 billion over the medium term. In addition, refinancing requirements for maturing debt are expected to average approximately $2.8 billion. The government is expecting to borrow between $4.2 billion and $6.5 billion annually over the medium-term, in line with previous projections. The following table summarizes the projected borrowing requirements.

Fiscal Year	2026/27	2027/28	2028/29
	(In Millions of Canadian Dollars)

New Cash	$2,833	$3,733	$2,358

Refinancing	$1,349	$2,699	$4,205

Total	$4,182	$6,432	$6,563

116 | Budget 2026 – Borrowing and Debt Management Strategy

Debt Maturity Schedule

As of March 4, 2026, the province has gross outstanding long-term debt of $65.4 billion, with maturity dates ranging from June 2, 2026 to September 5, 2120. As of March 31, 2025, the estimated weighted average term to maturity of the province’s debt was 15.2 years, and an estimated weighted average cost of 3.8 per cent.

Debt Servicing Costs

Summary public debt costs for 2025/26 are forecast to be $2.3 billion, $44 million lower than Budget 2025 due to lower than forecasted interest rates.

For fiscal year 2026/27, summary public debt expense is forecast to be $2.4 billion.

Manitoba is forecasting an average interest rate for term borrowings during 2026/27 to be 4.7 per cent. A one-percentage point increase in interest rates for an entire year will result in an estimated increase in debt servicing costs of $59.6 million.

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Federal-Provincial Fiscal Arrangements

Federal-Provincial Fiscal

Arrangements

The Canadian Constitution assigns responsibility for

the design and delivery of key public services, such as

health care, education and social services, to the provinces and territories. The federal government has a role to play in providing fiscal transfers to the provinces and territories to help them meet these responsibilities, but the provinces and territories remain the primary funders of these services.

Flexible and predictable funding that allows the provinces and territories to meet their unique needs, primarily through the major federal transfer programs, is the best way for the federal government to support the provinces and territories.

The three major federal transfers – Canada Health Transfer (CHT), Canada Social Transfer (CST) and Equalization – will account for approximately 29 per cent of Manitoba’s total summary revenue in 2026/27. Since 2022/23, the major transfers have grown by $2.6 billion, or 51 per cent. Manitoba’s major transfer allocation is $7.8 billion in 2026/27, up $479 million, or 6.6 per cent, from 2025/26. Equalization will account for more than half of Manitoba’s total federal transfers in 2026/27.

The federal government also provides funding to the provinces and territories through targeted, time-limited and often cost-shared bilateral agreements. In 2026/27, Manitoba expects to receive around $1.9 billion through these other fiscal arrangements, representing 19 per cent of the province’s total 2026/27 federal transfers. This is up from $1.3 billion, or 16 per cent, received in 2025/26.

120 | Budget 2026 – Federal-Provincial Fiscal Arrangements

Major Federal Transfers

The federal government allocates the major health and social transfers – the CHT and CST – to the provinces and territories on an equal per capita basis. The CHT and CST are relatively predictable, although not necessarily adequate, sources of funding for the provinces and territories.

The total federal CHT amount grows annually in line with growth in national nominal GDP, with a temporary annual minimum growth rate of five per cent until 2027/28. Minimum annual growth of the CHT will revert to three per cent in 2028/29.

The total federal CST amount has a fixed annual growth rate of three per cent.

The total federal Equalization amount grows annually in line with growth in national nominal GDP. Payments are allocated to provinces based on estimates of all provinces’ revenue raising capacity or “fiscal capacity.”

 MAJOR FEDERAL TRANSFER ALLOCATIONS*,

 MANITOBA, 2022/23 TO 2026/27

(Millions of Dollars)	2022/ 23	2023/ 24	2024/ 25	2025/ 26	2026/ 27

Canada Health Transfer (CHT)**	1,641	1,794	1,883	1,982	2,086

Canada Social Transfer (CST)	579	596	611	631	652

Equalization	2,933	3,510	4,352	4,689	5,044

Total	5,153	5,900	6,847	7,302	7,781

Footnote: * CHT and CST prior year adjustment payments are

included in the corresponding allocation year.

** Core CHT only. Excludes CHT top-ups received in 2022/23

($72 million) and 2023/24 ($72 million).

Note: Totals may not add up due to rounding.

Data Source(s): Finance Canada

Canada Health Transfer and

Federal Health Funding

The CHT is the major federal transfer program in support of health care, which is the single largest expenditure item of provincial and territorial governments, including Manitoba. Health-care expenditures are expected to continue to grow as the Canadian population ages. The CHT is also the largest of the major federal transfers. It provides provinces and territories with predictable and largely unconditional funding, allocated on an equal per-capita basis.

A reduction in the annual CHT growth rate in 2017/18, from a fixed six per cent per year to a three-year moving average of national nominal GDP growth, with a minimum three per cent annual growth guarantee, has reduced federal health transfers to the provinces and territories by billions of dollars compared to what would have been received under the fixed six per cent CHT growth formula. For Manitoba, it has reduced federal health funding by hundreds of millions of dollars since 2017/18. Provinces and territories continue to urge the federal government to collaborate as a full partner on the long-term sustainability of health-care systems across the country.

Manitoba’s 2026/27 CHT allocation is $2.1 billion, up $104 million, or 5.2 per cent, from 2025/26. Manitoba will spend $10.6 billion on health-care services in 2026/27, representing around 39 per cent of the province’s total expenditures. The CHT will represent an estimated 20 per cent of Manitoba’s health expenditures in 2026/27. Overall, including funding provided through the 10-year bilateral health agreements that began in 2023/24 and some other targeted funding arrangements, federal health transfers will represent an estimated 21.9 per cent of Manitoba’s total health expenditures in 2026/27.

The 10-year federal health-care funding arrangements with the provinces and territories are in effect from 2023/24 to 2032/33. Additional funding is being provided through targeted, bilateral health agreements between

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each province/territory and the federal government. Additional CHT is being provided through a temporary increase to the annual CHT growth guarantee, from three per cent to five per cent, from 2023/24 to 2027/28.

To date, the five per cent CHT growth guarantee has provided an additional 2.5 per cent cumulative increase in CHT funding compared to the escalator based on nominal GDP growth.

•

The five per cent CHT growth guarantee did not provide additional CHT funding in 2023/24 or 2024/25 because of strong growth in nominal GDP in 2021 and 2022, largely due to high inflation. This inflation resulted in upward pressure on overall health-care costs faced by provincial and territorial governments.

•

The five per cent CHT growth guarantee provided an estimated additional $713 million nationally and $26 million to Manitoba in 2025/26 and provides an estimated additional $1.4 billion nationally and $51 million to Manitoba in 2026/27.

•

The five per cent CHT growth guarantee will also provide additional funding to Manitoba in 2027/28. The actual amount of additional funding compared to the status quo will depend on growth in national nominal GDP.

Canada Social Transfer

The CST supports post-secondary education, social assistance and social services, as well as early childhood development and early learning and child care. The CST has a fixed, three per cent annual growth rate and is distributed to provinces and territories on an equal per-capita basis. The sole condition for the CST is that there be no minimum residency requirements for people seeking to receive social assistance. Manitoba’s 2026/27 CST allocation is $652 million, $20 million or 3.2 per cent, from 2025/26.

Equalization

Manitoba will receive $5.0 billion in Equalization in 2026/27, up $355 million, or 7.6 per cent, from 2025/26. Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador receive a combined $27.2 billion in Equalization in 2026/27. British Columbia, Alberta and Saskatchewan do not receive Equalization in 2026/27.

The Equalization program brings receiving provinces up to the 10-province average of fiscal capacity (approximately). Adjustments are made to ensure that the overall federal Equalization amount grows in line with national nominal GDP and that payments do not result in receiving provinces having higher post-Equalization fiscal capacity than non-receiving provinces.

Manitoba’s increase in Equalization in 2026/27 is mainly due to i) growth in the overall size of the program – which in 2026/27 is based on growth in national nominal GDP in 2024, 2025 and 2026 – and ii) relatively lower fiscal capacity growth compared to some of the other provinces. Program calculations are based on a three-year, weighted moving average of provincial revenues, with a two-year data lag. For example, Manitoba’s 2026/27 Equalization payment is based on fiscal capacity data from 2022/23, 2023/24 and 2024/25.

The Equalization program is reviewed and renewed on a regular five-year cycle, as stipulated in the federal legislation governing the program, the Federal-Provincial Fiscal Arrangements Act. The federal government, in consultation with the provinces and territories, concluded the most recent renewal process in 2024. The resulting improvements to the program, which resulted in higher payments for Manitoba compared to the previous program design, came into effect for 2024/25 and are scheduled to remain in effect until 2028/29.

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KEY RISKS TO MANITOBA'S EQUALIZATION OUTLOOK

Political and economic uncertainties are creating risks to Manitoba's medium-term outlook for Equalization revenues. Key risks include lower than forecast economic growth in Canada, uneven impacts of other countries' trade policies on provincial economies and fiscal capacities and potential changes to the Equalization program.

- **Lower than forecast national economic growth.** The growth rate and size of the Equalization program is based on growth in the national economy, rather than the formula-driven amount needed to bring receiving provinces to the 10-province average of fiscal capacity. This means it is a fixed amount program in terms of its ability to meet its constitutional objective. Slower than forecast economic growth in Canada would reduce annual growth in the program. In a worst-case scenario, a severe and protracted recession could result in a reduction in the size of the program in future years.
- **Uneven interprovincial impacts of other countries' trade policies.** Equalization is allocated based on the populations and relative fiscal capacities of all provinces. Despite expected negative impacts on Manitoba's economy, some provinces may be more exposed than Manitoba to trade policy decisions of the United States or other countries. In a fixed-pot program, relatively lower growth in fiscal capacity in other provinces, especially the larger provinces, could reduce Manitoba's future Equalization payments.
- **Potential changes to the Equalization program.** The Equalization program must be renewed every five years as stipulated in the Federal-Provincial Fiscal Arrangements Act. The next review of the Equalization program must be completed by March 31, 2029. Some provinces have expressed interest in changes to the current design of the Equalization program that could potentially increase fiscal disparities across provinces and could negatively impact Manitoba's future Equalization payments.

Equalization has been described as a defining feature of the Canadian federation. It does not reduce the fiscal capacity of non-receiving provinces, nor do provinces pay directly into the program. Equalization is funded by general taxes paid by all federal taxpayers. The federal government collects revenues from Canadian citizens and businesses in all provinces and territories and redistributes a certain amount to help provinces and territories fund the services they are constitutionally responsible for delivering, such as health care. All provinces have received support from Equalization at one time or another. The purpose of the Equalization program was entrenched in the Canadian Constitution in 1982.

Even with Equalization, Manitoba’s and other receiving provinces’ per capita fiscal capacities remain below that of the non-receiving provinces. For example, Alberta’s 2026/27 fiscal capacity, as measured by the Equalization program, is $18,285 per capita, compared to $12,098 for Manitoba (including Equalization),

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a deficit of more than $6,000 per Manitoban. This represents a $9.1 billion shortfall in Manitoba’s overall fiscal capacity to deliver public services compared to that of Alberta.

Shared Cost and Other

Federal Transfers

In addition to the major transfer programs, federal funding is also provided through federal-provincial bilateral agreements on a time-limited, conditional and typically cost-shared basis. This targeted funding has comprised a larger share of Manitoba’s total revenues from the federal government in recent years.

Federal funding provided in this manner can create challenges in multi-year planning and in sustaining permanent programming enhancements. Conditions on federal funding must be minimized to allow provinces and territories flexibility to design programs and services best suited to their unique needs and challenges.

Other federal transfers’ share of total transfers reached 23 per cent in 2020/21 due to emergency funding provided by the federal government to help support the province’s COVID-19 pandemic response and has since declined but remains above pre-pandemic levels. In 2026/27, Manitoba expects to receive $1.9 billion in other transfers, representing around 19 per cent of total federal transfers. This is up from $1.3 billion, or 16 per cent, received in 2025/26.

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Manitoba’s Poverty Reduction Strategy

Manitoba’s Poverty Reduction Strategy

Introduction

Reducing poverty is a top priority for the Manitoba government. While meaningful progress has been made, certain demographic groups continue to face disproportionate vulnerability. Through a renewed poverty reduction strategy and whole-of-government approach, Budget 2026 introduces key investments to create a future where every Manitoban can live in dignity, where families and communities are financially empowered and where the good life is truly within reach for everyone.

Pressures related to housing costs and everyday essentials continue to place significant strain on families. By providing targeted supports, lowering costs for Manitobans and growing our economy, the government aims to ensure basic needs are within reach.

The Manitoba government is taking concrete steps to help lift Manitobans out of poverty, including:

•	making child care free for the families with the lowest incomes

•	Making transit free for kids and youth

•	increasing investment in adult literacy by $2.5 million

•	strengthening protections on payday loans

•	restoring the renters tax credit and the seniors top up

•	strengthening rent control and renters’ rights

•	taking the PST off all food sold at grocery stores

•	freezing the price of one litre of milk in 2026 resulting in the lowest price per container in Canada

•	progressive tax measures like changes to the Homeowners Affordability Tax Credit

•	increasing the earning exemption for Employment and Income Assistance (EIA) recipients

•	exempting the new Canada Disability Benefit from income calculations for people with disabilities

•	providing free birth control since October 2024

•	making historic investments in social and affordable housing, reopening closed units and supporting non-profit providers

•

introducing a historic $30 million school nutrition program enshrined in law to provide all public school students across Manitoba, including on a First Nation, with free, nutritious food when they need it

Moving forward, a government that continues to work for Manitobans will ensure everyone has access to the tools they need to thrive. Reducing poverty requires collaboration with communities, values lived experience and delivers supports in accessible ways.

Pathways Forward: Manitoba’s

Poverty Reduction Strategy –

Heart Medicine for Communities

The Poverty Reduction Strategy Act requires Manitoba to have a long-term poverty reduction strategy to reduce poverty and increase social inclusion. Under this legislation, the strategy is to be renewed every five years. On January 13, 2026, the Manitoba government released Pathways Forward: Manitoba’s Poverty Reduction Strategy – Heart Medicine for Communities.

Pathways Forward guides a provincewide effort focused on three target groups at some of the most vulnerable transition points in their lives:

126 | Budget 2026 – Manitoba’s Poverty Reduction Strategy

1.	Babies and children zero to five years old, including the prenatal period

2.	Youth exiting the child-welfare system

3.	Seniors

Each of these transitions is a moment of vulnerability and opportunity. Investing in people at these points prevents crises before they happen, builds resilience in individuals and communities and creates a culture of care to support everyone as they age. In Indigenous teachings, what you give at one stage returns to you in another. Supporting others through their transitions ensures that when one’s time comes, they too will be supported.

Through public engagements, meetings, surveys and focus groups, more than 3,000 Manitobans shared insights about the barriers they face and the supports needed to address poverty in the province. This input was instrumental in shaping Pathways Forward, a strategy with goals and objectives that reflect real-world challenges and community priorities.

While the strategy focuses on three target groups, it acknowledges a person’s identity is shaped by many intersecting factors such as race, gender, socio-economic status, age, ability and geographic location. These factors influence how individuals experience poverty and when combined, they can create compounded forms of disadvantage.

Pathways Forward also acknowledges the effects of colonialism and uses a definition of poverty emphasizing the importance of community connections and cultural preservation rather than just material wealth. Its foundation is built on principles of care, mutual responsibility and long-term thinking, drawing from both Indigenous knowledge and community-led insights.

Whole-of-Government Approach

The Poverty Reduction Committee of Cabinet (PRCC) is comprised of community representatives and ministers responsible for policies, programs and services that affect poverty reduction. Manitoba’s Poverty Reduction Committee of Cabinet currently includes the following members:

•	Honourable Nahanni Fontaine, Minister of Families (co-chair)

•	Honourable Bernadette Smith, Minister of Housing, Addictions and Homelessness (co-chair)

•	Honourable Ian Bushie, Minister of Natural Resources and Indigenous Futures

•	Honourable Malaya Marcelino, Minister of Labour and Immigration

•	Honourable Tracy Schmidt, Minister of Education and Early Childhood Learning

•	Chief Angela Levasseur, community member (Nisichawayasihk Cree Nation)

•	Janis Irvine, community member (Brandon)

•	Jill Wilson, community member (Winnipeg)

To ensure poverty reduction is integrated across departments, the Manitoba government has also formed a deputy ministers’ table, an assistant deputy ministers’ table and an inter-departmental action table with representatives from all government departments, including those not represented on the Poverty Reduction Committee of Cabinet. This whole-of-government approach to addressing poverty will support cross-departmental information sharing and co-ordination to advance the goals and objectives outlined in the strategy.

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Babies and Children Zero to Five Years

Old, Including the Prenatal Period

Poverty influences the well-being and development of babies and children, as families with limited resources often face barriers to accessing adequate health care, nutritious food and stable housing. These barriers can affect a child’s ability to grow, learn and thrive.

Early intervention to support all babies and children is crucial to ensuring every child is given an equal opportunity in life. Currently in Manitoba, the population of young Indigenous people is growing quickly, and therefore there is a particular emphasis required in determining the unique needs of Indigenous families.

Budget 2026 outlines key investments to create a future where every baby and child, beginning in the prenatal period, has access to the resources, care and support they need to grow up healthy and secure with equal opportunity to thrive.

Objective 1: Ensure Equitable Access to

Prenatal and Child Health Services

This objective aims to promote health equity, prevention and long-term outcomes for both mothers and babies. Providing equitable and accessible prenatal care, nutrition, breast-support and mental health services for parents will help ensure mothers can deliver healthy babies and recover well post-birth.

NEW – Harvest Manitoba First Steps

Funding will be provided to Harvest Manitoba’s First Steps Program, which supplies diapers, baby cereal, baby food and infant formula to households with children under age two.

NEW – Baby Formula Support

Manitoba is providing funding to Villa Rosa to support mothers and babies in accessing specialized formula for infants with dietary medical needs.

NEW – Mino’Ayaawag Ikwewag Mothering Centre

The Mino’Ayaawag Ikwewag Mothering Centre will provide culturally safe prenatal and postnatal supports for expectant mothers and their babies, with the aim of keeping moms and their children together. This project is primarily focused on supporting Indigenous mothers who may be at risk of having their baby apprehended by Child and Family Services.

Villa Rosa Prenatal and Postnatal Services

With a $1 million investment, the Manitoba government is funding a range of learning and personal development opportunities for parents, including parenting programs, counselling, independent living skills, personal growth activities and Indigenous cultural practices. Additionally, through a partnership with the Winnipeg School Division, supports and education programs are available to allow parents to earn school credits and work towards high school graduation.

More Kids Seeing 18

In alignment with Healthy Child Committee of Cabinet priorities, Manitoba is providing $150,000 to support the implementation of a pediatric death review process that includes both biomedical and community-focused elements to prevent infant, child and youth deaths. A comprehensive review process will create avenues for identifying and addressing root causes of preventable deaths including poverty, injury and lack of culturally appropriate care.

Lactation Consultants

As part of a promise to deliver better health care for women, we are adding more lactation consultants to help moms and babies in those critical early days, hiring midwives in the Interlake-Eastern Regional Health Authority for the first time and returning birthing services to Norway House Cree Nation.

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Objective 2: Support Early Childhood Education

This objective is rooted in the idea that early childhood experiences have a profound effect on a child’s long-term development, learning and success. Expanding access to quality early childhood education and financial assistance for low-income families will help kick-start children’s academic journeys, leading to long-term benefits not only for the individual child, but also for society.

Free Child Care for Families with

the Lowest Incomes

For single-parent and low-income families who are struggling to keep up with daily costs, we are going to eliminate child-care fees altogether so parents can save a little more for the future and focus on training, education and finding a good job. Free child care for the families who need it most will help end poverty in Manitoba and improve outcomes for every child.

NEW – Child-Care Expansion Projects

Under the Canada-Wide Early Learning and Child Care Agreement, the 2026/27 Child Care Capital Plan includes $135.7 million towards 59 child-care expansion projects, co-located within schools, post-secondary institutions and health facilities.

$10-a-Day Child Care

More than $104 million in joint federal-provincial funding will offset the loss of revenue in the licensed and funded child-care sector, allowing these facilities to maintain parent fees at a maximum of $10-a-day.

Abecedarian Model

A continued investment of $2.8 million will support the Abecedarian model – an evidence-based early childhood intervention proven to improve developmental and learning outcomes for children in high-risk communities. The program provides high-quality, culturally appropriate early learning and child care and has demonstrated enhanced preschool language development and school readiness.

Fulfilling Potential Workshop Series

With $280,000 in funding, St.Amant delivers the Fulfilling Potential Workshop Series and presentations for licensed child-care centre staff on the use of applied behaviour analysis strategies and general information to support children with autism spectrum disorder.

Circle of Security

The Circle of Security model of attachment is designed as an early intervention program to strengthen the relationship between a caregiver and a child. Funding of $279,000 for this program supports child-care providers in helping children manage their emotions and behaviours, servicing both the needs of the family and the child-care facility.

Newcomer Early Childhood Development Hub

The Early Childhood Development Hub is a partnership between Immigrant and Refugee Community Organization of Manitoba (IRCOM) and Freight House Early Learning and Care. Continued funding supports the provision of culturally relevant support to newcomer children and families through holistic child-care and family programming. It focuses on fostering healthy and resilient newcomer families using an Abecedarian-inspired approach.

Fédération des parents de la francophonie manitobaine

La Fédération des parents de la francophonie manitobaine will be provided $211,100 for community-based parent-child, early childhood development, family literacy and parent support programs and activities to support the healthy development of children.

Budget 2026 – Manitoba’s Poverty Reduction Strategy | 129

Objective 3: Ensure Stable Homes

This objective aims to support families, especially single-parent families, by providing fundamental supports and resources to help ensure they are better equipped to meet the physical, emotional and cognitive needs of their children.

Family Dynamics

More than $3.5 million is being invested in programs and supports for families through Family Dynamics including child-care assistance, household management, crisis support, parenting and relationships skills, financial literacy, mental health and well-being and coping with stress. Supports are also available to help families meet basic needs.

For Every Family Initiative

An increased investment totaling $2 million will support United Way Winnipeg’s For Every Family Initiative, which aims to increase preventative and family-centred programs within 25 family resource centres. Programs and supports available through this initiative aim to decrease involvement with child-welfare and justice systems and to strengthen families. CFS liaison positions are also funded to support families involved with CFS to navigate the system.

Community Care Centres

Continued funding of $1.3 million will be provided to community care centres. These sites serve as natural gathering places for Winnipeg’s urban Indigenous community to create community-driven, culturally relevant prevention and support-based programs and services.

Strongest Families Institute

Continued funding of $600,000 will be provided to support the Strongest Families Institute, a non-profit, charitable organization providing telephone, online coaching/programming, and brief self-guided programs to children, youth, adults, and families with mild to moderate mental health problems and/or to prevent mental health issues. This involves teaching evidence-based skills to help address issues such as childhood behaviour problems, as well as anxiety and depression for children, youth and adults, evidence-based care to families of children aged three to 12 years old with disruptive behaviour issues and bedwetting. Using a distance coaching approach, families receive 17 weekly sessions via phone or Internet. The no wait-list policy ensures families are contacted within 24 to 48 hours to schedule their first session.

Family Group Conferencing

More than $523,000 will support Family Group Conferencing, an Indigenous model that takes a proactive approach that is non-adversarial, family-centred, culturally relevant and community-based. The process capitalizes on the families’ and the community’s strengths and abilities to problem solve and make appropriate decisions through the development of a family care plan for themselves and their children, ensuring protection and safety concerns are planned for and addressed.

Granny’s House

More than $830,000 is invested in Granny’s House (at two locations), community-based and culturally-relevant homes in the core area of Winnipeg. These homes are open 24-7 and provide out-of-home respite care. Granny’s House is part of a community-driven approach to preventing children from entering the child welfare system.

Home-Based Crisis Intervention Services

More than $240,000 is being invested towards home-based crisis intervention services, which provide a community-based, in-home support option for emergency crisis services for children, youth and families who are experiencing emotional, behavioural and mental health challenges.

130 | Budget 2026 – Manitoba’s Poverty Reduction Strategy

Wraparound Supports for Families

Budget 2026 includes $158,000 for wraparound supports for families who are, or are at risk of interacting with the child-welfare system. The purpose of the program is to support families to identify their goals and to create support plans and networks around them. The program will build capacity, reduce isolation and promote healing through group activities. This programming is available to families with children in the zero to five years old age range and beyond.

Youth Exiting the Child-Welfare System

Without adequate supports, youth exiting the child-welfare system are more likely to experience homelessness, become involved with the adult criminal justice system and struggle with mental health, addictions and other factors that increase the risk of experiencing poverty. Indigenous youth are disproportionately affected because they are overrepresented in the system. Improving supports during this critical transition period is key to creating lasting change and helping youth secure education, stable employment and safe housing.

The Manitoba government is making key investments in Budget 2026 to create a province where youth exiting the child-welfare system have the support, resources and opportunities they need to build stable futures and thrive as independent and empowered individuals.

Objective 1: Provide Transitional Support

This objective aims to assist youth exiting the child-welfare system by preparing them for the crucial period of transition into adulthood. Offering housing, life skills training and support services (like mentorship, health care and emotional support) will help youth exiting the child-welfare system transition into adulthood.

NEW – Post-Care Supports for Youth

Manitoba is committing $1.7 million in one-time grants to community organizations to deliver supportive programming for young adults aged 18 to 26 who are exiting the child-welfare system and receiving or applying for EIA benefits. Eligible programming may include assistance with systems navigation, financial literacy coaching, employment and training supports and culturally-appropriate mentorship and guidance.

Youth Connect

With five locations across Manitoba, $1.3 million is being allocated in Budget 2026 for Youth Connect. This initiative focuses on support for youth transitioning out of the child-welfare system through service co-ordination, system navigation, housing support, case management, cultural services, stakeholder engagement and advocacy.

Supports for Young Adults Grant

The Manitoba government will continue to offer the Supports for Young Adults Grant enabling child-welfare agencies to continue providing supports to young adults aged 21 to 26 including financial assistance, housing and specialized services, to ensure a successful transition to adulthood.

Futures Forward

Continued funding of $665,600 will be provided to support Futures Forward, a collaborative program led by Youth Employment Services in partnership with the Canadian Mental Health Association and Community Financial Counselling Services. Futures Forward aims to reduce barriers for youth exiting the child-welfare system between the ages of 15 to 29 years old. Support and services in areas such as education, employment, mental health, systems navigation and finances are offered to participants.

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Resource Assistance for Youth Inc. (RaY)

Manitoba is investing $344,000 in programs for youth to improve their quality of life through support, education and resources, with a focus on ending youth homelessness. Programming provides intensive case management in a culturally safe environment, helping participants develop life skills, maintain housing stability, navigate systems and build career and interpersonal skills.

Community Emergency Department Violence

Intervention Program (CEDVIP)

CEDVIP supports youth aged 14 to 29 who present to emergency rooms (ERs) at the Health Sciences Centre (HSC) with an injury caused by violence. The CEDVIP team provides 24-7 on-call support, engaging with youth in the ERs to provide wraparound support and form connections prior to transitioning to intensive case management support in the community. The program is being expanded to support youth who present to ERs with overdose and related injuries.

Objective 2: Enhance Education and

Employment Opportunities

This objective is directed at removing barriers to education and employment for youth exiting the child-welfare system by providing them with opportunities to pursue higher education, alongside gaining the essential skills for long-term employment and financial stability.

Dreambuilders

Manitoba will invest $800,000 in 2026/27 in the Dreambuilders program to support community organizations in delivering long-term, intensive supported employment and training for youth facing multiple barriers to employment. The program funds culturally responsive programming and comprehensive wraparound supports to help participants access sustainable employment pathways and careers in sectors with low barriers to entry.

Transitioning from Care

A new $1.2 million program for youth transitioning from care will deliver a co-ordinated suite of career development, financial and wraparound supports tailored to individual student needs. Program enhancements will improve equity in funding support and are expected to expand access, enabling more students to benefit from the program.

Supports for Students

Manitoba continues to provide more than $140 million in financial assistance for students through Manitoba Student Aid and the Manitoba Scholarship and Bursary Initiative to support equitable access to post-secondary education. Funding includes zero-interest Manitoba Student Loans and non-repayable scholarships and bursaries for lower- to middle-income students, as well as a top-up for Indigenous students.

Objective 3: Foster Emotional

and Social Well-being

This objective aims to assist youth exiting the child-welfare system by strengthening their emotional and social well-being through mentorship and community engagement opportunities, to ensure they can successfully build support networks in the community.

Mental Health Workers Initiative

Manitoba is investing $603,000 towards five mental health worker positions supporting youth within community-based organizations. These positions provide direct mental health support, mental health capacity-building and system navigation to support at-risk youth.

VOICES: Manitoba’s Youth in Care Network

VOICES receives $198,500 in funding to provide support, encouragement and advocacy to young people in and from care in Manitoba. The program provides spaces for youth to share lived experience,

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build community and advocate for system changes for children in care.

Tina’s Safe Haven

Continued funding for Tina’s Safe Haven provides access to a 24-7 safe space that provides support and services for youth that are experiencing, or are at risk of experiencing, homelessness, sexual exploitation, family conflict, placement breakdown or mental health crises. Ndinawemaaganag Endaawaad Inc (Ndinawe) also connects vulnerable children and youth with the culture, recreation, education, outreach and support they need to live safe and healthy lives.

Seniors

Seniors face unique challenges when it comes to poverty, as many are living on fixed incomes and struggle to meet basic needs like appropriate housing and health care. Poverty among seniors affects their health, independence and overall quality of life. As Manitoba’s population ages, supports are needed to ensure seniors can age with dignity, stability and proper care.

On November 12, 2025, Manitoba appointed its first Seniors’ Advocate tasked with identifying and evaluating systemic issues faced by seniors and Elders and making recommendations to government. The mandate of the advocate will support all three objectives of the strategy by addressing issues affecting seniors in areas including health care, housing and government programs and supports through changes to policy or legislation.

Key investments are being made in Budget 2026 to build a future where all seniors have the support, resources and opportunities they need to live with dignity, financial security and independence, ensuring no one is left behind as they age.

Objective 1: Ensure Safe Housing

This objective aims to support seniors, especially those on fixed incomes, by increasing access to suitable housing that will allow them to age with dignity, safety and connection.

Lowering Costs for Seniors

We will continue to provide financial support to Manitoba seniors through the 55 PLUS Program, and we are increasing the Renters Affordability Tax Credit seniors top-up, to a maximum of $357.14 for the 2026 tax year and $385.71 for the 2027 tax year. These benefits will help seniors better manage the cost of housing and everyday expenses.

NEW – Housing Facilities Modernization

Approximately $25 million is committed to deliver major modernization of Monash Manor a seniors’ housing facility in Winnipeg. This investment ensures seniors have access to affordable, safe and dignified housing by upgrading critical building systems, enhancing fire protection and creating barrier-free living spaces to promote independence and well-being. It also preserves social housing stock, ensuring these units remain available to meet ongoing community needs.

NEW – Strengthening Renters’ Rights

To support affordable housing for all Manitobans, the Manitoba government is developing policy initiatives and research to support proposed legislative and regulatory amendments to residential tenancies legislation. This initiative supports strengthening renters’ rights – including tenant protections in situations where a residential complex or building is ordered to be vacated for non-compliance with health, building or maintenance – and occupancy standards, and supports affordable housing by bringing in new rules to stop unfair rent increases.

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Safe and Healthy Homes for Seniors

A continued investment of $1.5 million will help eligible Manitoba seniors fund basic home adaptations that are essential for daily living. Administered by the March of Dimes Canada, the program provides up to $5,000 ($6,500 in rural and remote areas) to help fund basic home adaptations that increase safety and support aging in place.

Objective 2: Enhance Health-Care Access

This objective is directed at removing common obstacles that lead to delayed care and worsening health outcomes for seniors by lowering costs of prescription medications and supporting reliable transportation to appointments.

Personal Care Home Beds and Home Care

Budget 2026 has $71.8 million in funding to open 237 more beds at three new personal care homes (PCH).

Construction is underway at the new PCH in Lac du Bonnet and construction at Arborg will begin this summer. Park Manor Care Home in Transcona is also in development with an expectation to start construction in the winter.

Additional Surgeries and Training Options

We are on our way to meet our goal of completing 800 more hip and knee surgeries at the Selkirk Regional Health Centre, and we will introduce a new direct entry MRI tech training program.

Hormone Replacement Therapy

Manitoba is continuing to fund the Manitoba Enhanced Pharmacare Program to provide eligible Manitoba residents with no-cost coverage of specified hormone replacement therapies for perimenopause and menopause. Removing financial barriers improves access to hormone replacement therapies and increases equity for access in rural and remote parts of the province. This additional coverage is a significant step to improving health care for women and gender-diverse people throughout their lives.

Objective 3: Support Financial

Security and Social Engagement

This objective aims to promote independence and high quality of life amongst seniors by providing them with opportunities to feel financially empowered through financial literacy programs, flexible work hours and community engagement initiatives.

Protecting Seniors from Scams

In partnership with the Winnipeg Police Service, the Manitoba government has launched a new anti-fraud campaign to protect older adults from phone scams. The campaign aims to strengthen fraud literacy through clear community messaging to educate older adults, empower victims by challenging the stigma of being scammed and encourage reporting to prevent further victimization.

Preventing Social Isolation

Manitoba has introduced social prescribing, giving doctors a way to support patients who may be experiencing loneliness or social isolation by connecting them with personalized community resources. Across Manitoba, seniors and other residents can now be referred to community-based programs and supports through a partnership involving regional health authorities, community agencies, senior-serving organizations and the Manitoba Association of Senior Communities.

Other Investments

The Manitoba government has introduced several new strategies and initiatives aimed at tackling issues that intersect with poverty. Many of these strategies outline goals that will have a significant effect on addressing poverty but are not specifically focused on

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poverty reduction. They outline work to create a more equitable society in priority areas such as safety and empowerment of Indigenous women, girls, two-spirit and gender-diverse peoples, housing and wraparound supports, creating higher-paying jobs and keeping more young people building their future in the province.

These strategies and initiatives are recognized as being complementary to the Poverty Reduction Strategy and when implemented together, will create a comprehensive framework for addressing poverty in the province.

Mino’Ayaawag Ikwewag: All Women Doing Well

Mino’Ayaawag Ikwewag directs all actions to address the crisis of missing and murdered Indigenous women, girls, two-spirit and gender-diverse relatives by focusing on critical areas where urgent attention is needed, including access to culture, economic development, education, food security, health services, healthy communities, housing, justice and safety, matriarchal leadership and transportation.

Your Way Home: Manitoba’s Strategy

to End Chronic Homelessness

Your Way Home outlines the Manitoba government’s plan to address chronic homelessness through key measures like increasing the supply of social housing with wraparound supports, creating a Housing First program in Manitoba Housing, aligning co-ordination between organizations and governments, recruiting, training and retaining front-line staff, addressing gaps that lead youth and vulnerable people into homelessness and inspiring hope and developing pathways to success.

Safer Neighbourhoods, Safer

Downtowns Public Safety Strategy

The Safer Neighbourhoods, Safer Downtowns Public Safety Strategy creates a roadmap for a safer Manitoba across all regions of the province. The strategy acknowledges that violence and violent crime are complicated by poverty, low educational attainment, substance abuse and mental illness. It recognizes the need to invest in communities through community-led justice, reconciliation efforts and ending gender-based violence through programs and services.

Healthy Child Committee of Cabinet

The Healthy Child Committee of Cabinet (HCCC) is a cross-government initiative established in October 2023 to address the needs of children and families in Manitoba. Guided by its vision to keep children safe, healthy, thriving and included, the HCCC focuses on three primary target groups – children from low-income backgrounds, marginalized families and underprivileged communities.

Transition of Jurisdiction of Child Welfare

Manitoba is committed to supporting Indigenous governments in exercising their inherent rights over child welfare. The Indigenous Jurisdiction Transition Office represents the Manitoba government in trilateral agreements between Indigenous governments and the federal government. These agreements focus on co-ordinating funding and delivering child and family services to Indigenous children and their families.

Manitoba’s Economic Development Strategy

Manitoba’s Economic Development Strategy supports continuous learning and upskilling to increase workforce participation by modernizing adult literacy and education programs and strengthening partnerships with community organizations to reduce barriers to work. It also emphasizes making work more accessible for persons with disabilities and exploring specialized programs for people facing persistent barriers to employment.

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Key Investments

Removing the PST Off All Food

in the Grocery Store

Budget 2026 removes the PST of additional food items at the grocery store. This will benefit low-income families, including the target groups of the Poverty Reduction Strategy – saving some additional money on items purchased at the grocery store.

NEW – Transitional Housing

Manitoba is investing $24.4 million for the acquisition and capital upgrades of 447 Webb Place in downtown Winnipeg. The seven-storey, 87,000 square-foot high-rise property will provide transitional housing for 118 individuals currently in encampments or experiencing homelessness, with the goal of securing permanent tenancy.

NEW – Mino’Ayaawag Ikwewag Lodge

Manitoba will open the Mino’Ayaawag Ikwewag Lodge, a 24-7 safe space operated by Ikwe Widdjiitiwin Inc. It will be staffed by Indigenous women and will be low-barrier and accessible to Indigenous women, two-spirit and gender-diverse relatives who are disproportionately at risk of exploitation, violence, trafficking and homelessness. This investment is part of the Manitoba government’s commitment to new 24-7 safe spaces for Indigenous women and girls.

NEW – Infinity Women’s Secretariat

Transitional Housing

With operational funding from the province, the Infinity Women’s Secretariat Transitional Housing facility is set to open in spring 2026. The new facility will provide Indigenous women and their children a safe place to live for up to two years and will include 10 furnished apartment units, a kitchen, laundry room, a child-care centre that includes child-minding services, a healing space, a garden space and communal recreational areas.

Assertive Community Treatment Teams

An investment of $4.3 million towards Shared Health Assertive Community Treatment teams will provide wraparound clinical supports to individuals with severe mental illness in the community, regardless of where they choose to live. Teams help individuals obtain and maintain tenancies and improve their level of independence to reduce the risk of homelessness or long-term hospitalization.

Expanding Withdrawal Management Services

Budget 2026 provides $1.8 million to introduce mobile withdrawal management services across five First Nations communities, and expand withdrawal management services in Winnipeg by adding four beds for men and non-binary people and dedicating two existing beds to women and non-binary people with wraparound supports for those exiting the protective care centre.

Increase to EIA Earnings Exemption

Effective August 1, 2025, Employment and Income Assistance increased the earnings exemption from $200 to $500 of net monthly earnings plus 30 per cent of net monthly earnings in excess of $500. This change is expected to incentivize recipients to work more, resulting in economic benefits and positive effects for eligible EIA recipients who are capable of undertaking employment.

Strengthening Adult Literacy

Budget 2026 provides an additional $2.5 million marking the third consecutive year of investment to strengthen Manitoba’s adult education system. Increasing funding for adult learning centres and adult literacy programs will help more Manitobans develop foundational literacy and numeracy skills. Listening and following the advice of anti-poverty advocates, we know this initiative will make a big impact, supporting poverty reduction and preparing learners for success in a changing economy.

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Ndinawemaaganag Endaawaad Inc (Ndinawe)

Child and Youth Care Practitioner Program

An increase in funding to the Child and Youth Care Certificate Program will provide people with lived experience as youth exploited in the sex trade the opportunity to pursue accredited training in a community setting.

Rise Up: Youth Leadership Program

An investment of $200,000 will provide opportunities for youth with multiple barriers to be hired at community-based organizations and be linked with mentors to help them build confidence, re-engage with school and prepare for employment. Youth are provided a full-time paid summer job to continue to build skills and work experience.

Connecting Unemployed

Workers with Good Jobs

Manitoba is delivering a range of employment and training services to job seekers to help them gain the skills needed for sustainable employment. These services are offered through 12 Manitoba Jobs and Skills Development Centres, the Westbran Training Centre and partnerships with community organizations across the province.

Community Mobilization Initiatives

Community mobilization initiatives receive $1.7 million towards a collaborative, multi-sectoral approach to community safety. Fifteen initiatives across the province are working to improve outcomes in education and employment, housing stability and family well-being, while reducing contact with the justice system by addressing the root causes of risk.

From the Ground Up – Safe, Healthy

Communities for All

More than $13.5 million is administered through the From the Ground Up – Safe, Healthy Communities for All program, which focuses on the revitalization of high-need areas throughout Manitoba and on community infrastructure and initiatives to support poverty and crime reduction.

United Way

Budget 2026 delivers $5.5 million in provincial funding to enable United Way organizations in Winnipeg, west central Manitoba and Pembina Valley to deliver stable multi-year funding to agencies offering supports and services to respond to emerging community needs, including poverty reduction activities.

Manitoba Association of Friendship Centres

More than $1.5 million is provided annually to 11 friendship centres across Manitoba to support culturally appropriate services for Indigenous peoples living in urban centres. Services include youth programs, education and employment services, health programs and parent-child programming focusing on the health and development of children aged five to 12 years old.

Indigenous-Led Programming

The Manitoba government has expanded culturally based holistic programming by awarding $1.8 million to five organizations to address substance use through culturally grounded, community-based care that includes access to education and social supports.

Neighbourhood Renewal Corporations

Neighbourhood renewal corporations are non-profit corporations with mandates to deliver meaningful programs to strengthen housing choices, improve recreational and leisure amenities, build economic opportunities, strengthen community potential and

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create safe, attractive and inviting neighbourhoods. They work in partnership with local municipalities, various provincial departments and the federal government, as well as public, private and philanthropic organizations to develop and implement community action plans.

Transitional Housing

Transitional housing initiatives will receive $8.26 million to support people who need structure, supervision, support, life skills, training and education to help stabilize their lives, with the ultimate goal of securing appropriate permanent housing and preventing returns to homelessness.

Daytime Shelter Services

Budget 2026 funds homeless shelters to operate as 24-7 safe spaces during the winter months to prevent Manitobans from suffering from extreme weather conditions. These safe, supportive environments also connect people with housing services and medical care.

Homelessness Outreach Mentors

and Support Services

An investment of $6.5 million towards Homelessness Outreach will provide case management services to people at risk of or experiencing homelessness, with the goal of securing permanent housing.

Teams will support people exiting homelessness to access housing, health and social services and supports to maintain tenancies.

Housing Supports Initiative

Manitoba will provide $1.3 million to the Manitoba Non-Profit Housing Association to fund agencies to provide eviction prevention and case management services for people at risk of homelessness.

Canada-Manitoba Housing Benefit

Continued funding of $17.72 million under the National Housing Strategy will support The Canada-Manitoba Housing Benefit, a portable rent subsidy paid to eligible renters living in core housing need. This includes survivors of gender-based violence.

Youth Recreation

Manitoba is providing $776,000 to community partners to offer low- or no-cost family and youth recreation and wellness programming.

Manitoba Aboriginal Sports

and Recreation Council

The Manitoba Aboriginal Sports and Recreation Council promotes Indigenous sport and wellness and provides programming and training opportunities for Manitoba’s First Nations, Métis and Inuit youth, regardless of socio-economic status. Many programs offer support access for low-income families by providing low-cost and subsidized sport programming for youth.

Cree Language Programming

Budget 2026 will support Cree language programming with funding for family camps, land-based healing activities, teachings with Elders and Knowledge Keepers and resources at the Ininimotan Language Nest at St. John’s Library.

24-7 Safe Spaces

Manitoba is continuing to fund two safe spaces in Brandon – Franny’s Place and Chelsea’s House – where Indigenous women, two-spirit and gender-diverse people at risk of harm can escape violence, build supportive relationships, connect to services and help each other heal. These spaces are offered in partnership with the Manitoba Métis Federation Southwest Region.

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Downtown Community Safety Partnership

Indigenous Women’s Unit

Manitoba is continuing to support the Indigenous Women’s Support Team focused on street point of contact safety and services for Indigenous women who are unhoused or in crisis.

Northern Healthy Foods Initiative

More than $1.3 million is invested to improve access to healthy foods in northern communities, including First Nations. Initiatives are delivered by seven community-based organizations to contribute to the development of culturally relevant, healthy food systems.

Manitoba Community Food Currency Program

Through the Sustainable Canadian Agricultural Partnership, Manitoba is extending its investment in the Direct Farm Marketing Association of Manitoba Co-op Inc. to continue the Manitoba Community Food Currency Program. The investment of $379,600 in the program will: increase access to locally produced whole and healthy food for Manitobans struggling with food insecurity; grow the local food economy by supporting local producers and strengthening farmers’ markets; and build communities by making neighbourhood markets more accessible, vibrant and inclusive spaces.

Diabetes Prevention

A provincial diabetes steering committee is being established to co-ordinate an action-oriented response to Type 2 diabetes. Structural and social determinants of health, such as racism, poverty and food insecurity, influence diet, physical activity, stress and ability to prevent and manage Type 2 diabetes. Manitoba is committing $500,000 towards diabetes prevention initiatives with a focus on the socioeconomic conditions that drive health disparities.

Free Birth Control

With federal funding from National Pharmacare, Manitoba is continuing to support eligible Manitoba residents in accessing no-cost coverage of most medications for birth control under the Manitoba Enhanced Pharmacare Program. Removing financial barriers improves access to birth control and increases equity for access in rural and remote parts of the province.

Sexuality Education Resource Centre

Manitoba is funding the Sexuality Education Resource Centre (SERC) to promote sexual health through education and collaboration and to provide programs including the 2STLGBQIA+ [Brandon] Program; Safer Sex Supply Distribution initiative; and the Our Selves, Our Daughters program. These programs support communities disproportionately affected by poverty due to intersecting factors such as discrimination, housing insecurity, transphobia and homophobia.

Indigenous Agriculture and

Relationship Development

Funding through the Sustainable Canadian Agricultural Partnership framework focuses on providing technical and financial support to initiatives that enhance relationships with Indigenous Peoples and increase Indigenous participation and opportunities in Manitoba’s agriculture and agri-food economy, including the development and growth of local food systems to empower food sovereignty.

Supports for Internationally Educated

Professionals Program

Manitoba will continue to support newcomers and their families to pursue careers in Manitoba and find good-paying jobs to address skills shortages, support integration and help retrain skilled newcomers in the province. This includes administering the Manitoba Careers for Internationally Educated Professionals and

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Internationally Educated Nurses in Manitoba programs to reduce financial barriers associated with foreign qualification recognition.

Manitoba Settlement Support Services

Manitoba provides $4.8 million annually to fund settlement, employment and community support to facilitate and improve the social and economic integration of newcomers to Manitoba. Funded projects expand settlement services to include temporary residents and their families (including refugee claimants) and support vulnerable or at-risk newcomer children and youth.

Manitoba Start

This program provides comprehensive career development, job matching services and credential recognition support that enable successful labour market integration of newcomers in Manitoba. Through its centralized registration system, newcomers are also registered to receive needs assessments and referred to settlement agencies and other support services as needed.

Credential Recognition

Manitoba supports SEED Winnipeg Inc.’s Recognition Counts program to provide financial counselling and flexible, low-interest loans to skilled immigrants seeking the necessary qualification recognition and/ or training to work in their professions in Manitoba. These unique, character-based loans require no equity and are available up to a maximum of $10,000. Loan recipients can apply the funds toward eligible costs.

Family Resolution Services and Out-

of-Court Resolution Options

Funding is provided to expand out-of-court resolution options to support family well-being and healthy transitions. This service aims to help families resolve their issues in a safe, collaborative, fair, affordable and timely way. It is geared towards families living on a low-income, survivors of intimate partner violence and Indigenous, Francophone, newcomer and 2SLGBTQIA+ families.

Indigenous Reconciliation Initiatives Fund

Budget 2026 commits up to $3.5 million in grant funding to support Indigenous-led projects and initiatives that contribute to strengthening Indigenous nationhood through strategic priorities that align with four foundational pillars – land, culture, language and people – including:

•	fostering Indigenous communities’ cultural connections to the land and land-based learning

•	supporting Indigenous-led language protection and revitalization

•	promoting Indigenous cultural pride, particularly in youth

•	facilitating Indigenous intergenerational healing through transmission of traditional teachings and knowledge

•	improving relationships between Indigenous and non-Indigenous peoples in Manitoba

•

supporting improved quality of life for Indigenous peoples, particularly with respect to economic reconciliation, lands, health and justice outcomes, cultural initiatives, job creation and educational initiatives

•

supporting activities that align with The Path to Reconciliation Act, the Truth and Reconciliation Commission of Canada’s Calls to Action and/or the United Nations Declaration on the Rights of Indigenous Peoples

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Measuring Progress

Tracking progress is essential to understanding the effects of poverty reduction initiatives. The Poverty Reduction Strategy Act mandates poverty and social inclusion indicators be established to measure the achievements made under the strategy.

Central to measuring poverty in Manitoba is the Market Basket Measure (MBM), Canada’s official poverty measure. The MBM develops poverty thresholds based on the cost of a basket of goods and services that individuals and families need to meet their basic needs and achieve a modest standard of living in communities across Canada. A person is said to be living in poverty if they cannot afford this basket of goods and services.

Additionally, indicators on social variables that are strongly correlated with poverty are monitored to form part of the overall measurement of poverty. The Manitoba government has approved eight economic and statistical indicators to measure the strategy’s effectiveness and progress:

1.	Canada’s Market Basket Measure

2.	Core Housing Needs

3.	Food Insecurity

4.	Not in Employment, Education or Training (NEET) Rate

5.	Employment Rate

6.	Infant Mortality Rate

7.	Child Mortality Rate

8.	High School Graduation Rate

Holistic Measures

The actions taken as part of this strategy must also address the physical, mental, emotional and spiritual needs of Manitobans to ensure each action is addressing poverty in a good way for all. This is part of the strategy’s focus on social inclusion and will allow departments and communities to define success on their own terms, build capacity and strengthen relationships grounded in trust and mutual respect.

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Tax Measures

Fiscal Summary of Measures

	2026/27	Full Year
	millions of dollars

Personal Income Tax Measure

Renters Affordability Tax Credit – increased	-2.5	-9.9

School Tax Measure

Homeowners Affordability Tax Credit – increased	-7.2	-28.6

Retail Sales Tax (RST) Measures

Removing RST on Additional Food Items Sold at Grocery Stores	-24.0	-32.0

Removing RST on Prenatal Vitamins	-0.15	-0.2

	-24.15	-32.2
Land Transfer Tax Measure

Preventing Avoidance of Land Transfer Tax	5.0	20.0

Total Fiscal Impact	-28.85	-50.7

 Note: A negative amount is a cost to government and a benefit to taxpayers.

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Personal Income Tax Measure

Renters Affordability Tax Credit

2026/27 fiscal impact: -$2.5 million

For the 2027 tax year, an increased Renters Affordability Tax Credit of up to $675 will be provided and the seniors top-up will be increased to a maximum of $385.71 for seniors with a family net income of less than $40,000. Both amounts will continue to be increased each year of the current mandate as part of the Manitoba government’s commitment to restore this credit to its previous level of $700 and the seniors top-up to $400.

The following table shows the maximum credit available for renters from 2024 to 2027:

Year	2024	2025	2026	2027

Renters Affordability Tax Credit (Maximum)	$525	$575	$625	$675

+ Seniors Top-up (Maximum)	$300.00	$328.57	$357.14	$385.71

The government will also be pursuing options to enable renters to receive their benefit faster than via their tax return.

School Tax Measure

Homeowners Affordability Tax Credit

2026/27 fiscal impact: -$7.2 million

Manitoba Budget 2024 announced that the School Tax Rebate and Education Property Tax Credit were being replaced by the new Homeowners Affordability Tax Credit of up to $1,500 on principal residences in 2025. Budget 2025 announced that the Homeowners Affordability Tax Credit would be increased by $100 from $1,500 to $1,600 for the 2026 property tax year.

For the 2027 property tax year, Manitoba will increase the Homeowners Affordability Tax Credit by a further $100, from $1,600 to $1,700.

Homeowners with gross school tax bills of more than $1,500 will benefit from these increases, as up to an additional $100 of their school taxes will be covered in 2026, and up to an additional $200 will covered in 2027, compared to 2025.

To ensure that this tax credit benefits those that need it most, starting in 2027, homeowners whose principal residence has an assessed value of more than $1 million will receive a reduced credit. The credit will be reduced at a rate of $3.40 per $1,000 in assessed value in excess of $1 million. Homes valued at $1.5 million and above will no longer receive a credit.

Retail Sales Tax (RST) Measures

Removing RST on Additional Food

Items Sold at Grocery Stores

2026/27 fiscal impact: -$24.0 million

Basic groceries (such as meat, vegetables, fruit and dairy) are non-taxable, but retail sales tax applies on other food items.

To assist Manitoba families with rising food prices on everyday grocery food purchases, effective July 1, 2026, retail sales tax will be removed on additional food and beverages for human consumption sold by grocery stores.

Examples of common food items that will no longer be subject to retail sales tax include:

•	ready-to-eat prepared food such as sandwiches, soups, rotisserie chickens and samosas

•	platters or arrangements of prepared foods such as sushi, cold cuts and cheeses

•	carbonated beverages and beverages containing one per cent or less alcohol per volume

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This expanded retail sales tax exemption on food at the grocery store will save Manitoba families up to $100 per year.

Retail sales tax will continue to apply on beverages with an alcohol content greater than one per cent, dietary supplements and taxable non-food items sold in grocery stores.

Removing RST on Prenatal Vitamins

2026/27 fiscal impact: -$0.15 million

To support maternal health and healthy fetal development, effective July 1, 2026, retail sales tax will be removed from prenatal vitamins.

Other vitamins and minerals remain taxable.

Land Transfer Tax Measure

Preventing Avoidance of Land Transfer Tax

2026/27 fiscal impact: $5 million

In Budget 2025, government committed to reviewing land transfer tax legislation with a view to improving tax fairness and preventing the avoidance of land transfer tax through the use of legal structures in which legal and beneficial ownership of the property are separated.

In 2026, government will be introducing legislative amendments to The Tax Administration and Miscellaneous Taxes Act to address this issue, which are planned to come into effect on January 1, 2027.

Administrative Tax Measures

Film and Video Production Tax Credit

Enhancements will be made to the tax credit to:

•	establish a mandatory pre-certification process

•	reduce the potential for abuse and fraud

•	allow for the inclusion of eligible non-resident labour costs on advanced certificates

•	improve administration

Retail Sales Tax – Electronic

Filing of RST returns

To improve tax administration, all businesses registered to collect retail sales tax will be required effective January 1, 2028, to file, remit and pay electronically.

Denying Refunds when False

Information is Provided

Retail sales tax refunds on the purchase and sale of vehicles will be denied if a taxpayer is found to have falsified a copy of their bill of sale to enable a purchaser to pay less tax when registering their vehicle.

Contacts For Further Information

For further information on government programs and tax measures, individuals can contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by emailing mgi@gov.mb.ca.

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Interprovincial Comparison

of 2026 Tax Rates

	CAN	BC	AB	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Basic Personal Amount ($)	16,452(A)	13,216	22,769	20,381	15,780	12,989	18,952	13,664	11,932	15,000	11,188

Top Rate (%)	33.00	20.50	15.00	14.50	17.40	20.53(B)	25.75	19.50	21.00	19.00	21.80

Health Care Premiums ($)						900

Health and Education Levy (%)		1.95(C)			2.15(D)	1.95(E)	4.26(F)				2.00(G)

Corporation Income Tax (%)

Small	9.00	2.00	2.00	1.00	0.00	3.20	3.20	2.50	1.50	1.00	2.50

Large	15.00	12.00	8.00	12.00	12.00	11.50	11.50	14.00	14.00	15.00	15.00

Small business limit ($000)	500	500	500	600	500	500	500	500	700	600	500
Capital Tax on Banks (%)	1.25	-	-	6.00(L)	6.00	-	-	5.00	6.00(H)	5.00	6.00
Sales Tax (%)	5.00	7.00	-	6.00	7.00	8.00	9.975	10.00	9.00	10.00	10.00
Tobacco Tax (¢ / cigarette)	19.46(I)	32.50	30.00	29.00	30.00	18.48	20.90	25.52	29.52	30.00	32.50

Fuel Tax

Gasoline (¢/l)	10.00	14.50(J)	13.00(K)	15.00	12.50	9.00	19.20	10.87	15.50	8.47	7.50

Diesel (¢/l)	4.00	15.00(J)	13.00(K)	15.00	12.50	9.00	20.20	15.45	15.40	14.15	9.50

Current as of March 19, 2026

A

The Federal BPA is increased from $14,829 to $16,452 for taxpayers with a net income of $181,440 or less. For incomes above this threshold, the additional amount of $1,623 is reduced until it becomes zero at a net income of $258,482.

B	Includes surtax.

C

Employers with BC remuneration of $1 million or less don’t pay employer health tax. Between $1,000,000.01 and $1.5 million pay the reduced tax amount of 5.85%. Employers with more than $1.5 million pay the tax on their total BC remuneration at 1.95%.

D

Manitoba employers with total remuneration in a year of $2.5 million or less are exempted. MB employers with up to $5 million of remuneration pay 4.3% on the amount in excess of $2.5 million. Employers with more than $5 million pay the tax on their total MB remuneration at 2.15%.

E	The Ontario Employer Health Tax rates vary from 0.98% on payroll less than $200,000, up to 1.95% for payroll in excess of $400,000 before deducting the $1 million exemption.

F	The Quebec Health Services Fund contribution rates vary from 1.25% to 4.26% dependent upon sector and total payroll. Employers, other than a public-sector employer, with total payroll less than $7.8 million are eligible for the reduced contribution rates.

G	The Newfoundland and Labrador Health and Post-Secondary Education Tax, at a rate of 2%, is payable by employers whose annual remuneration that exceeds $2 million.

H	Effective November 1, 2026. The 2026 rate prior to this is 4%.

I	Effective April 1, 2026. The 2026 rate prior to this is 19.08¢ per cigarette.

J

British Columbia applies additional fuel taxes in Vancouver and Victoria. The Vancouver area is subject to a 27 cents per litre on gasoline and 27.5 cents per litre on diesel. The Victoria area is subject to 20 cents per litre on gasoline and 20.5 cents per litre on diesel.

K

Effective January 1, 2022, Alberta is adjusting their fuel tax rate quarterly based on the average price of west Texas Intermediate (“WTI”). If WTI is below $80 USD, the full 13 cents/litre rate applies. If WTI is between $80 USD and $84.99 USD the tax rate is 9 cents per litre. If WTI is between $85 USD and $89.99 USD, the tax rate is 4.5 cents per litre. If the WTI is $90 USD or higher, the tax rate is nil.

L	Effective April 1, 2026. The 2026 rate prior to this is 4.00%

Budget 2026 – Tax Measures | 147